   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 1996

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          KAISER ALUMINUM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       DELAWARE                                             94-3030279
   (STATE OR OTHER JURISDICTION OF INCORPORATION OR
                    ORGANIZATION)                            (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                          5847 SAN FELIPE, SUITE 2600
                              HOUSTON, TEXAS 77057
                                 (713) 267-3777
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ANTHONY R. PIERNO
                       VICE PRESIDENT AND GENERAL COUNSEL
                          KAISER ALUMINUM CORPORATION
                          5847 SAN FELIPE, SUITE 2600
                              HOUSTON, TEXAS 77057
                                 (713) 267-3777
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:

                 JOHN WM. NIEMAND II                                  HOWARD A. SOBEL, ESQ.
              ASSISTANT GENERAL COUNSEL                         KRAMER, LEVIN, NAFTALIS & FRANKEL
             KAISER ALUMINUM CORPORATION                                 919 THIRD AVENUE
             5847 SAN FELIPE, SUITE 2600                             NEW YORK, NEW YORK 10022
                 HOUSTON, TEXAS 77057                                     (212) 715-9100
                    (713) 267-3777

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective, as determined by market conditions and other factors.

    If only the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                        PROPOSED MAXIMUM
                        TITLE OF EACH CLASS OF                              AGGREGATE            AMOUNT OF
                     SECURITIES TO BE REGISTERED                         OFFERING PRICE     REGISTRATION FEE(6)
----------------------------------------------------------------------------------------------------------------
Preferred Stock, par value $0.05 per share............................       (1)(2)(5)              N/A
----------------------------------------------------------------------------------------------------------------
Depositary Shares.....................................................        (2)(5)                N/A
----------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share...............................        (3)(5)                N/A
----------------------------------------------------------------------------------------------------------------
Warrants..............................................................        (4)(5)                N/A
----------------------------------------------------------------------------------------------------------------
          Total.......................................................     $150,000,000         $45,454.55
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Subject to note (5) below, there are being registered hereunder an indeterminate number of shares of Preferred Stock as may be sold, from time to time, by the Registrant.

(2) Subject to note (5) below, there are being registered hereunder an indeterminate number of Depositary Shares to be evidenced by Depositary Receipts issued pursuant to a Deposit Agreement. In the event the Registrant elects to offer to the public fractional interests in shares of Preferred Stock registered hereunder, Depositary Receipts will be distributed to those persons purchasing such fractional interests, and the shares of Preferred Stock will be issued to the depositary under the Deposit Agreement.

(3) Subject to note (5) below, there are being registered hereunder an indeterminate number of shares of Common Stock as may be sold, from time to time, by the Registrant. There are also being registered hereunder an indeterminate number of shares of Common Stock as shall be issuable upon conversion or redemption of Preferred Stock registered hereby.

(4) Subject to note (5) below, there are being registered hereunder an indeterminate amount and number of Warrants, representing rights to purchase Preferred Stock or Common Stock registered hereby.

(5) In no event will the aggregate initial offering price of all securities issued from time to time pursuant to this Registration Statement exceed $150,000,000, or its equivalent if some or all of the securities are denominated in one or more foreign currencies, foreign currency units or composite currencies. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.

(6) The amount of the registration fee, calculated in accordance with Section 6(b) of the Securities Act of 1933, as amended, and Rule 457(o) promulgated thereunder, is 1/33rd of 1 per centum of the maximum aggregate offering price at which the securities registered pursuant to this Registration Statement are proposed to be offered.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

********************************************************************************
*      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A   *
*      REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED      *
*      WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT   *
*      BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE         *
*      REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT     *
*      CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR  *
*      SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH  *
*      OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR  *
*      QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.              *
********************************************************************************

                 SUBJECT TO COMPLETION, DATED NOVEMBER 15, 1996
PROSPECTUS
-----------------

                          KAISER ALUMINUM CORPORATION

                                PREFERRED STOCK

                               DEPOSITARY SHARES

                                  COMMON STOCK

                                    WARRANTS

     Kaiser Aluminum Corporation (the "Company") may offer from time to time (i) shares of preferred stock, par value $0.05 per share ("Preferred Stock"), in one or more series, or fractional interests in shares of Preferred Stock represented by depositary shares ("Depositary Shares"), (ii) shares of Common Stock, par value $0.01 per share ("Common Stock"), or (iii) warrants ("Warrants") to purchase Preferred Stock or Common Stock (the Preferred Stock, Depositary Shares, Common Stock and Warrants are collectively referred to as "Securities"), or any combination of the foregoing, at an aggregate initial offering price not to exceed $150,000,000 or its equivalent if some or all of the Securities are denominated in one or more foreign currencies, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale. The Preferred Stock of any series may be convertible into or exchangeable for another series or other securities.

     Specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in one or more accompanying Prospectus Supplements (each a "Prospectus Supplement"), together with the terms of the offering of the Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Securities, without limitation, the following: (i) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends will be payable and dates from which dividends will accrue, any redemption or sinking fund provisions, any conversion or exchange rights, any other relative rights and whether the Company has elected to offer fractional interests in the Preferred Stock in the form of Depositary Shares evidenced by depositary receipts; (ii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering and sale thereof; and (iii) in the case of Warrants, the number and terms thereof, the designation and the number of Securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof. The amounts payable to the Company in respect of Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices as set forth in the Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

     SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE SECURITIES.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
     The Securities may be sold directly by the Company, through agents designated from time to time or through underwriters or dealers. If any agents of the Company or any underwriters or dealers are involved in the sale of the Securities, the names of such agents, underwriters or dealers, any applicable commissions and discounts, and the net proceeds to the Company will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for agents, underwriters and dealers.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

               THE DATE OF THIS PROSPECTUS IS             , 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding the Company. The address of such site is http://www.sec.gov. The Company's Common Stock and 8.255% PRIDES, Convertible Preferred Stock, par value $.05 per share (the "PRIDES") are listed on the New York Stock Exchange (the "NYSE"), and reports, proxy statements and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The statements contained in this Prospectus as to the contents of any contract or other document identified as exhibits in this Prospectus are not necessarily complete and, in each instance, reference is made to a copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in any and all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

          3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

          4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

          5. The Company's Current Report on Form 8-K dated October 2, 1996.

          6. The Company's Current Report on Form 8-K dated October 10, 1996.

          7. The Company's Current Report on Form 8-K dated October 23, 1996.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The Company will provide a copy of any and all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein) without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request to Kaiser Aluminum Corporation at 5847 San Felipe, Suite 2600, Houston, Texas 77057, Attention:
Investor Relations Coordinator, telephone number: (713) 267-3675. Copies of exhibits will be made for a nominal fee, which covers the Company's copying costs.

     Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or replaces such statement. Any statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

                                  THE COMPANY

     The Company is a direct subsidiary of MAXXAM Inc. ("MAXXAM"). MAXXAM owns approximately 62% of the Company's Common Stock, assuming the conversion of each outstanding share of PRIDES into one share of Common Stock. The Company operates through its wholly-owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). The Company maintains its principal executive offices at 5847 San Felipe, Suite 2600, Houston, Texas 77057-3010 and its telephone number is (713) 267-3777. Unless the context otherwise requires, all references herein to the "Company" or "Kaiser" include Kaiser Aluminum Corporation and its majority owned and wholly owned subsidiaries. All references to tons in this Prospectus refer to metric tons of 2,204.6 pounds.

     KACC is one of the world's leading producers and marketers of alumina, primary aluminum and fabricated aluminum products. KACC operates in all principal aspects of the aluminum industry--the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum, and the manufacture of fabricated (including semi-fabricated) aluminum products. Kaiser is one of the largest domestic aluminum producers in terms of primary smelting capacity and is the Western world's second largest producer/seller of alumina, accounting for approximately 7% of the Western world's alumina capacity in 1995. Kaiser's production levels of alumina and primary aluminum exceed its internal processing needs, which allows it to be a major seller of alumina (approximately 2.0 million tons in 1995 or 72% of production) and primary aluminum (approximately 271,700 tons in 1995 or 66% of production) to third parties. Kaiser is also a major domestic supplier of fabricated aluminum products, shipping approximately 6% of total domestic tonnage of such products (approximately 368,200 tons in 1995).

     The Company's objectives are to maintain leading market positions in its core businesses, while developing new opportunities both domestically and internationally which will enhance, and reduce the cyclicality of, the Company's earnings. The primary elements of the Company's strategies to achieve these objectives are:

     Increasing the competitiveness of its existing facilities. The Company is continuing to increase the competitiveness of KACC's existing facilities. In 1995, KACC successfully restructured electric power purchase agreements for its smelting facilities in the Pacific Northwest, which has resulted in significantly lower electric power costs in 1996 for the Mead and Tacoma, Washington, smelters compared with 1995 electric power costs. The Company expects to continue to benefit from these savings in electric power costs at these facilities in 1997 and beyond. See "Risk Factors -- Power Supply."

     KACC has also commenced the modernization and expansion of the carbon baking furnace at its Mead smelter at an estimated cost of approximately $52.0 million. This project will lower costs, enhance safety and improve the environmental performance of the facility. This modernization is expected to be completed in late 1998.

     KACC continues to implement changes to the process and product mix of its Trentwood, Washington, rolling mill in an effort to maximize its profitability and maintain full utilization of the facility. Recently, KACC has approved an expansion of its heat treat capacity by approximately one-third, which will enable KACC to increase the range of its heat treat products and improve Trentwood's operating efficiency. Sales of KACC's heat treat products have increased significantly over the last several years and are made primarily to the aerospace and general engineering markets, which are experiencing growth in demand. The project is estimated to cost approximately $45.0 million and to take approximately two years to complete. See "Business -- Production Operations."

     Developing proprietary technologies. The Company has developed proprietary technologies which present growth opportunities in the future and have enabled it to substantially improve its operating efficiencies.

     The Company has developed a unique micromill for the production of can sheet from molten metal using a continuous cast process. The capital and conversion costs of these micromills are expected to be significantly lower than conventional rolling mills. Micromills are also expected to result in lower transportation costs due to the ability to strategically locate a micromill in close proximity to a manufacturing facility. Micromills are expected to be particularly well suited to take advantage of the rapid growth in demand for can sheet expected in emerging markets in Asia and Latin America where there is limited indigenous supply. The Company believes that micromills should also be capable of manufacturing other sheet products at relatively low capital and operating costs. The micromill technology is based on a proprietary thin-strip, high-speed, continuous-belt casting technique linked directly to hot and cold rolling mills. The major advantage of the process is that the sheet is continuously manufactured from molten metal, unlike the conventional process in which the metal is first cast into large, solid ingots and subsequently rolled into sheet through a series of highly capital-intensive steps. The first micromill is nearing completion in Nevada as a full-scale demonstration and production facility. KACC expects operational start-up of the facility by the end of 1996. If KACC is successful in proving and commercializing its micromill technology, micromills could represent an important source of future growth. There can be no assurance that KACC will be able to successfully develop and commercialize the technology for use at full-scale facilities. See
"Business -- Research and Development."

     KACC has developed and installed proprietary retrofit technology in all of its smelters over the last decade, which has significantly contributed to increased and more efficient production of primary aluminum. Through continuing technological improvements, KACC's smelters have achieved improved energy efficiency and longer average life of reduction cells. KACC is actively engaged in licensing its smelting and other process and product technology and selling technical and managerial assistance to other producers worldwide. See
"Business -- Production Operations -- Primary Aluminum Products."

     Increasing participation in emerging markets. The Company is actively pursuing opportunities to increase its participation in emerging markets by using its technical expertise and capital to form joint ventures or acquire equity in aluminum-related facilities in foreign countries where it can apply its proprietary technology. The Company has created Kaiser Aluminum International to identify growth opportunities in targeted emerging markets and develop the needed country competence to complement KACC's product and process competence in capitalizing on such opportunities. The Company has focused its efforts on countries that are expected to be important suppliers of aluminum and/or large customers for aluminum and alumina, including the People's Republic of China (the "PRC"), Russia and other members of the Commonwealth of Independent States (the "CIS"), India, and Venezuela. The Company's proprietary retrofit technology has been installed by KACC at various third party locations throughout the world and is an integral part of the Company's initiatives for participating in new and existing smelting facilities. See "Risk
Factors -- Foreign Activities" and "Business -- International Business Development."

RECENT TRENDS AND DEVELOPMENTS

     During 1995, the average Midwest U.S. transaction price (the "AMT Price") for primary aluminum was approximately $.86 per pound compared to $.72 and $.54 per pound in 1994 and 1993, respectively. The significant improvement in prices during 1994 and 1995 resulted from strong growth in Western world consumption of aluminum and the curtailment of production in response to lower prices in prior periods by many producers worldwide. In 1995, production of primary aluminum increased and consumption of aluminum continued to grow, but at a much lower rate than in 1994. In general, the overall aluminum market was strongest in the first half of 1995. By the second half of 1995, orders and shipments for certain products had softened and the rate of decline in London Metal Exchange ("LME") inventories had leveled off. By the end of 1995, some small increases in LME inventories occurred, and prices of aluminum weakened from first-half levels. This trend has continued throughout the first ten months of 1996 as the supply of primary aluminum exceeded demand during this period. Net reported primary aluminum inventories have increased by approximately 136,000 tons in 1996 based upon the most recent available reports of the LME (through November 8, 1996) and the International Primary Aluminium Institute (the "IPAI") (through September 30, 1996), following substantial declines of 764,000 and 1,153,000 tons in 1994 and 1995, respectively. The AMT Price for primary aluminum for the week ended November 8, 1996, was approximately $.69 per pound.

     Increased production of primary aluminum due to restarts of certain previously idled capacity, the commissioning of a major new smelter in South Africa, and the continued high level of exports from the CIS have contributed to increased supplies of primary aluminum to the Western world in 1996. While the economies of the major aluminum consuming regions -- the United States, Japan, Western Europe, and Asia -- are performing relatively well, the Company believes that the reduction of aluminum inventories by consumers, as prices have continued to decline, has suppressed the growth in primary aluminum demand that normally accompanies growth in economic and industrial activity. In addition to these supply/demand dynamics, the Company believes that the recent decline in primary aluminum prices may have been influenced by a recent major decline in copper prices on the LME. See "Business -- Industry Overview."

FOURTH QUARTER RESULTS

     The Company expects to continue to sustain net losses in the fourth quarter of 1996 due principally to lower average realized prices for alumina and primary aluminum, as compared to prices realized in the fourth quarter of 1995, and due to increased raw material, energy, and operational costs associated with the production of alumina at the Company's Gramercy alumina refinery and 65%-owned Alpart alumina refinery in Jamaica, as compared to amounts incurred in the fourth quarter of 1995. Such losses could substantially exceed the loss for the third quarter of 1996 if the price of primary aluminum does not increase from current levels.

PROFIT ENHANCEMENT AND COST CUTTING INITIATIVE

     The Company has set a goal of achieving significant cost reductions and other profit improvements during 1997, with the full effect planned to be realized in 1998. The initiative is based on the Company's conclusion that the current level of performance of its existing facilities and businesses will not achieve the level of profits the Company considers satisfactory based upon historic long-term average prices for primary aluminum and alumina. To achieve this goal, the Company plans reductions in production costs, improvements in operating efficiencies, decreases in corporate selling, general and administrative expenses, and enhancements to product mix. There can be no assurance that the initiative will result in the desired cost reductions and other profit improvements.

RECENT KACC OFFERING

     On October 23, 1996, (the "Issuance Date"), KACC completed an offering (the "New KACC Offering") of $175.0 million principal amount of 10 7/8% Senior Notes due 2006 (the "10 7/8% Notes") at 99.5% of their principal amount to yield 10.96% at maturity. The 10 7/8% Notes were not registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The 10 7/8% Notes rank pari passu with outstanding indebtedness under the Credit Agreement, dated as of February 15, 1994, among the Company, KACC, the financial institutions which are a party thereto, and BankAmerica Business Credit, Inc., as agent, as amended (the "1994 Credit Agreement"), and KACC's 9 7/8% Senior Notes due 2002 (the
"9 7/8% Notes") in right and priority of payment and are guaranteed on a senior, unsecured basis by certain of the Company's subsidiaries (the "Subsidiary Guarantors"). Net proceeds from the New KACC Offering on the Issuance Date, after estimated expenses, were approximately $168.9 million, of which $91.7 million were utilized to reduce the outstanding borrowings under the revolving credit facility of the 1994 Credit Agreement to zero. The remaining net proceeds (approximately $77.2 million) were invested in short-term investments pending their application for working capital and general corporate purposes, including capital projects. Pursuant to an agreement with the initial purchasers of the 10 7/8% Notes, KACC and the Subsidiary Guarantors agreed to file a registration statement with the Commission within 30 days of the Issuance Date with respect to a registered offer to exchange the 10 7/8% Notes for new notes with substantially identical terms (the "Exchange Offer"), and to use their reasonable best efforts to have such registration statement declared effective within 90 days of the Issuance Date and the Exchange Offer consummated within 130 days of the Issuance Date. Such registration statement was filed with the Commission on November 12, 1996.

     During October 1996, the 1994 Credit Agreement was amended to, among other things, provide for the Offering of the 10 7/8% Notes discussed above and to modify certain of the financial covenants contained in the 1994 Credit Agreement.

                                  RISK FACTORS

     Prospective purchasers of the Securities should carefully consider the following risk factors, as well as the other information contained in, and incorporated by reference in, this Prospectus and the accompanying Prospectus Supplement, before making an investment in the Securities. This Prospectus and the accompanying Prospectus Supplement contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Prospectus and the accompanying Prospectus Supplement and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to the future operating performance of the Company. Prospective purchasers of the Securities are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus and the accompanying Prospectus Supplement, including the information set forth below, identifies important factors that could cause such differences.

SENSITIVITY TO PRICES AND HEDGING PROGRAMS

     The Company's earnings are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold.

     Primary aluminum prices have historically been subject to significant cyclical price fluctuations. During the period January 1, 1993 through November 8, 1996, the AMT Price for primary aluminum has ranged from approximately $.50 to $1.00 per pound. For the week ended November 8, 1996, the AMT Price for primary aluminum was approximately $.69 per pound. Alumina prices as well as fabricated aluminum product prices (which vary considerably among products) are significantly influenced by changes in the price of primary aluminum but generally lag behind primary aluminum price changes by up to three months. See "The Company -- Recent Trends and Developments" and "-- Fourth Quarter Results."

     KACC's production levels of alumina and primary aluminum exceed its internal processing needs, which allows it to be a major seller of alumina (approximately 2.0 million tons in 1995 or 72% of production) and primary aluminum (approximately 271,700 tons in 1995 or 66% of production) to third parties.

     As of September 30, 1996, KACC had sold forward substantially all of the alumina available to it in excess of its projected internal smelting requirements for the balance of 1996, and 73% and 85% of such excess alumina for 1997 and 1998, respectively. Virtually all of such 1997 and 1998 sales were made at prices indexed to future prices of primary aluminum.

     As of September 30, 1996, KACC had sold forward at fixed prices approximately 69,000 tons of its primary aluminum in excess of its projected internal fabrication requirements in 1997 and approximately 93,600 tons of such surplus in 1998 at fixed prices in excess of the AMT Price for primary aluminum for the week ended November 8, 1996. In addition, as of September 30, 1996, KACC had purchased put options in respect of approximately 66,000 tons and 45,000 tons of such surplus in 1997 and 1998, respectively, to establish a minimum price in excess of the AMT Price for primary aluminum for the week ended November 8, 1996. During October 1996, KACC purchased put options to establish a minimum price for an additional 126,000 tons of primary aluminum in excess of its 1997 projected internal fabrication requirements and entered into option contracts that established a price range for an additional 48,000 tons of KACC's 1998 surplus.

LEVERAGE

     The Company is highly leveraged, with total consolidated indebtedness of $867.3 million and stockholders' equity of $63.4 million at September 30, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company's leverage is substantially greater than the leverage of most of its North American competitors, which generally have greater financial resources than the Company. Due to its highly leveraged condition, the Company is more sensitive than less leveraged companies to factors affecting its operations, including changes in the prices for its products, the rates charged for power at its various facilities, and general economic conditions.

ENVIRONMENTAL MATTERS AND LITIGATION

     The Company and KACC are subject to a wide variety of international, federal, state and local environmental laws and regulations (the "Environmental Laws"). From time to time, the Company and KACC are subject, with respect to its current and former operations, to fines or penalties assessed for alleged breaches of the Environmental Laws, and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA"). Under CERCLA and other related laws, past disposal of wastes, whether on-site or at other locations, may result in the imposition of clean-up obligations by federal or state regulatory authorities. KACC's Mead, Washington, facility has been listed on the National Priorities List under CERCLA. In addition, KACC, along with numerous other entities, has been named as a potentially responsible party ("PRP") for remedial costs at certain third-party sites listed on the National Priorities List. In certain instances, KACC may be exposed to joint and several liability for remedial action or damages to natural resources, which could effectively expose KACC to liability for all costs associated with any such remedial actions irrespective of its degree of culpability for the environmental damages related thereto. Further, future environmental regulations are expected to impose stricter compliance requirements on the aluminum industry. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. For a discussion of KACC's environmental litigations and other environmental matters, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Environmental Contingencies," "Business -- Environmental Matters," and "-- Legal Proceedings," Note 8 of the Notes to Consolidated Financial Statements, and Note 4 to the Notes to Interim Consolidated Financial Statements.

     In addition, KACC is subject to a number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC (which products have generally not been manufactured by KACC for at least 15 years). While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, management currently believes that, based on the factors discussed below under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Asbestos Contingencies," the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. For a discussion of KACC's asbestos related litigation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Asbestos Contingencies," Note 8 of the Notes to Consolidated Financial Statements, and Note 4 to the Notes to Interim Consolidated Financial Statements.

CONTROLLING STOCKHOLDER AND POSSIBLE EFFECTS

     As of the date of this Prospectus, MAXXAM owns approximately 62% of the outstanding Common Stock, assuming the conversion of each outstanding share of PRIDES into one share of Common Stock, with the remaining approximately 38% publicly held. Accordingly, MAXXAM is able to determine the outcome of all matters required to be submitted to the holders of the Common Stock for approval, including decisions relating to the election of the directors of the Company, the determination of day-to-day corporate and management policies of the Company, the merger or acquisition of the Company, the sale of substantially all of the assets of the Company and other significant corporate transactions. MAXXAM's significant ownership interest in the Company may discourage third parties from seeking to acquire control of the Company which may adversely affect the market price of the Company's equity securities. Mr. Charles E. Hurwitz, Chairman of the Board, President and Chief Executive Officer of MAXXAM, together with Federated Development Inc. ("FDI"), collectively own approximately 61.0% of the aggregate voting power of MAXXAM. FDI is a wholly owned subsidiary of Federated Development Company ("Federated"), a New York business trust that is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof.

OTHER SHARES ELIGIBLE FOR FUTURE SALE

     As of the date of this Prospectus, MAXXAM owns 50,000,000 shares of Common Stock (the "MAXXAM Common Stock"). MAXXAM has pledged 28,000,000 shares of such MAXXAM Common Stock as security for approximately $225.7 million aggregate principal amount (at maturity) of the debt of its wholly-owned subsidiary, MAXXAM Group Inc. ("MGI"). Further, MAXXAM has entered into a demand loan and pledge agreement with Custodial Trust Company which provides for up to $25.0 million in borrowings, of which no amounts were outstanding at the date of this Prospectus, which agreement contains a negative pledge on the remaining 22,000,000 shares of such MAXXAM Common Stock (the terms of which provide that MAXXAM may sell MAXXAM Common Stock upon 24 hours notice to Custodial Trust Company). Sales of such unpledged stock by MAXXAM may not be made in a public distribution unless registered under the Securities Act or sold pursuant to Rule 144 thereunder. Sales of substantial amounts of the MAXXAM Common Stock in the public market, and the possibility that such sales may be made, could adversely affect the prevailing market price of Kaiser's equity securities. On April 23, 1996, a registration statement was filed by the Company to register 10,000,000 shares of MAXXAM Common Stock, which MAXXAM may sell from time to time. As of November 13, 1996, none of the shares of MAXXAM Common Stock had been sold.

POWER SUPPLY

     Electric power supply represents an important production cost for KACC at its aluminum smelters. In 1995, KACC successfully restructured electric power purchase agreements for its smelting facilities in the Pacific Northwest, which has resulted in significantly lower electric power costs in 1996 for the Mead and Tacoma, Washington, smelters compared with 1995 electric power costs. KACC expects to continue to benefit from these savings in electric power costs at these facilities in 1997 and beyond. However, a number of lawsuits challenging the restructuring have been filed and the effect, if any, of such lawsuits on KACC's power purchase and transmission arrangements is not known at the current time. In addition, while KACC has entered into long term arrangements with respect to the power supply for its 90%-owned Volta Aluminium Company Limited ("Valco") smelter in Ghana, there can be no assurance that the requisite power supply will be available. For a discussion of KACC's power supply arrangements, see "Business -- Production Operations -- Primary Aluminum Products."

FOREIGN ACTIVITIES

     The Company's operations are located in many foreign countries, including Australia, Canada, the PRC, Ghana, Jamaica, and the United Kingdom. Foreign operations in general may be more vulnerable than domestic operations due to a variety of political and other risks. See "Business -- Strategy," "-- Production Operations," and "-- International Business Development."

RESTRICTIONS ON AND FACTORS AFFECTING ABILITY TO PAY DIVIDENDS

     Kaiser conducts all of its operations through KACC. Under the 1994 Credit Agreement, Kaiser is not permitted to pay any dividends on its Common Stock. In addition, the declaration and payment of dividends by KACC on its shares of common stock are subject to certain limitations under the 1994 Credit Agreement and under the indentures in respect of the 10 7/8% Notes, the 9 7/8% Notes and KACC's 12 3/4% Senior Subordinated Notes due 2003 (the "12 3/4% Notes," and together with the 10 7/8% Notes and the 9 7/8% Notes, the "KACC Notes").

                                USE OF PROCEEDS

     The Company intends to apply the net proceeds from the sale of the Securities to its general funds to be used for general corporate purposes. Any specific allocation of the proceeds to a particular purpose that has been made at the date of any Prospectus Supplement will be described therein. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.

                  COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

     Kaiser's existing Common Stock has been listed and traded on the NYSE under the symbol "KLU" since July 1991. The following table sets forth, for the periods indicated, the range of high and low sale prices for the Common Stock, as reported on the NYSE. At November 13, 1996, the Company had approximately 169 stockholders of record.

                                                                               HIGH         LOW
                                                                               -----        ----
YEAR ENDED DECEMBER 31, 1994:
  First quarter.............................................................    12 1/2      9
  Second quarter............................................................    10 1/2      8 1/4
  Third quarter.............................................................    11 5/8      9 1/2
  Fourth quarter............................................................    12 3/8      9 3/4
YEAR ENDED DECEMBER 31, 1995:
  First quarter.............................................................    11 7/8     10 1/8
  Second quarter............................................................    14         10 1/2
  Third quarter.............................................................    21         13 7/8
  Fourth quarter............................................................    15 3/4     10 3/4
YEAR ENDING DECEMBER 31, 1996:
  First quarter.............................................................    16 1/8     12
  Second quarter............................................................    15 3/4     10 7/8
  Third quarter.............................................................    12 1/2      9 3/4
  Fourth quarter (through November 13, 1996)............................... .   12         10 1/8

     The Company paid a quarterly dividend of $.05 per share of Common Stock, commencing with its initial public offering during the third quarter of 1991 and continuing through the fourth quarter of 1992. The Company did not declare any dividends on the Common Stock in 1993, 1994 and 1995, and has not declared any dividends in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Financing Activities." The 1994 Credit Agreement does not permit either Kaiser of KACC to pay dividends on their common stock. This declaration and payment of dividends by KACC on its shares of common stock are also subject to certain covenants in the indentures relating to the KACC Notes. See "Risk Factors -- Restrictions on and Factors Affecting Ability to Pay Dividends."

                                 CAPITALIZATION

     The following table summarizes the actual consolidated capitalization of the Company at September 30, 1996 and as adjusted for the impact of the $175.0 million New KACC Offering and the application of the proceeds therefrom on the Company's consolidated capitalization. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes to Consolidated Financial Statements, and Interim Consolidated Financial Statements and Notes to Interim Consolidated Financial Statements appearing elsewhere in this Prospectus.

                                                                       SEPTEMBER 30, 1996
                                                                   ---------------------------
                                                                                        AS
                                                                    ACTUAL           ADJUSTED
                                                                   ---------        ----------
                                                                    (IN MILLIONS OF DOLLARS)
Cash and cash equivalents........................................  $    21.6        $   59.3
                                                                    ========        ========
Short-term debt (1)..............................................        8.9             8.9
                                                                    --------        --------
Long-term debt (1):
  1994 Credit Agreement (2)......................................      131.2              --(3)
  10 7/8% Senior Notes due 2006 (net of discount of $.9).........         --           174.1(3)
  9 7/8% Senior Notes (net of discount of $1.0)..................      224.0           224.0
  Pollution Control and Solid Waste Disposal Obligations (less
     current portion of $1.3)....................................       34.4            34.4
  Alpart CARIFA Loan.............................................       60.0            60.0
  12 3/4% Senior Subordinated Notes..............................      400.0           400.0
  Other borrowings (less current portion of $1.4)................        8.8             8.8
                                                                    --------        --------
     Total long-term debt........................................      858.4           901.3 (4)
                                                                    --------        --------
Minority interests...............................................      119.4           119.4
                                                                    --------        --------
Stockholders' equity
  Preferred stock................................................         .4              .4
  Common stock...................................................         .7              .7
  Additional capital.............................................      530.8           530.8
  Accumulated deficit............................................     (454.7)         (454.7)
  Additional minimum pension liability...........................      (13.8)          (13.8)
                                                                    --------        --------
     Total stockholders' equity..................................       63.4            63.4
                                                                    --------        --------
       Total capitalization......................................  $ 1,050.1        $1,093.0
                                                                    ========        ========
          Total long-term debt as a percentage of total
            capitalization.......................................       81.7%           82.5%

------------

 (1) Does not give effect to $93.3 million of guaranteed unconsolidated joint venture indebtedness of the Company and $20.6 million of other guarantees and letters of credit as of September 30, 1996.

 (2) As of September 30, 1996, $141.9 million (of which $73.1 million could have been used for letters of credit) was available to the Company under the 1994 Credit Agreement.

 (3) On a pro forma basis, after giving effect to the New KACC Offering and the application of the proceeds therefrom, as of September 30, 1996, $273.1 million of borrowing capacity would have been available for use under the revolving credit facility of the 1994 Credit Agreement ($51.9 million of letters of credit would have been outstanding) and the Company would have had additional available cash proceeds from the New KACC Offering of $37.7 million. On the Issuance Date, KACC received net proceeds, after estimated expenses, of $168.9 million, of which $91.7 million were utilized to reduce the outstanding borrowings under the revolving credit facility of the 1994 Credit Agreement to zero. The remaining net proceeds (approximately $77.2 million) were invested in short-term investments pending their application for working capital and general corporate purposes, including capital projects.

 (4) The scheduled maturity of the Company's long-term debt through 2001, as adjusted to reflect the New KACC Offering and the application of proceeds therefrom, is as follows: 1997 - $8.9 million; 1998 - $9.1 million;
     1999 - $.5 million; 2000 - $.4 million; and 2001 - $.4 million.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following selected historical and pro forma consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes to Consolidated Financial Statements and the Interim Consolidated Financial Statements of the Company and the Notes to Interim Consolidated Financial Statements appearing elsewhere in this Prospectus, and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of and for the years ended December 31, 1995, 1994, 1993, 1992, and 1991 have been derived from the Company's Consolidated Financial Statements which have been audited by independent public accountants. The selected historical consolidated financial data as of and for the nine months ended September 30, 1996, and for the nine months ended September 30, 1995, have not been audited, but in the opinion of management contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of such date and for such periods. However, the results of operations for the nine months ended September 30, 1996, are not necessarily indicative of the results for the year ending December 31, 1996.

                                                        NINE MONTHS
                                                           ENDED
                                                       SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                                    -------------------   -----------------------------------------------------
                                                      1996       1995       1995       1994        1993       1992       1991
                                                    --------   --------   --------   --------    --------   --------   --------
                                                                      (IN MILLIONS OF DOLLARS, EXCEPT RATIOS)
Operating Data:
  Net sales........................................ $1,652.1   $1,646.7   $2,237.8   $1,781.5    $1,719.1   $1,909.1   $2,000.8
  Cost of products sold............................  1,394.8    1,329.8    1,798.4    1,625.5     1,587.7    1,619.3    1,594.2
  Gross profit.....................................    257.3      316.9      439.4      156.0       131.4      289.8      406.6
  Depreciation.....................................     72.5       71.1       94.3       95.4        97.1       80.3       73.2
  Selling, administrative, research and
    development, and general.......................     97.4       96.4      134.5      116.8       121.9      119.6      117.4
  Operating income (loss)..........................     87.4      149.4      210.6      (56.2)     (123.4)      89.9      216.0
  Interest expense.................................     68.3       71.3       93.9       88.6        84.2       78.7       93.9
  Income (loss) before income taxes, minority
    interests, extraordinary loss and cumulative
    effect of changes in accounting principles.....     22.1       68.3      102.6     (152.1)     (208.5)      32.1      142.4
  Income (loss) before extraordinary loss and
    cumulative effect of changes in accounting
    principles.....................................     11.5       39.3       60.3     (101.4)     (123.1)      26.9      108.4
  Net income (loss)................................     11.5       39.3       60.3     (106.8)(1)  (652.2)(1)   26.9      108.4
  Dividends on preferred stock.....................      6.3       15.5       17.6       20.1         6.3
  Net income (loss) available to common
    shareholders...................................      5.2       23.8       42.7     (126.9)     (658.5)      26.9      108.4
  Earnings (loss) per common and common equivalent
    share before extraordinary loss and cumulative
    effect of changes in accounting
    principles(2).................................. $    .07   $    .40   $    .69   $  (2.09)   $  (2.25)  $    .47   $   2.03
  Earnings (loss) per common and common equivalent
    share(2):
    Primary........................................ $    .07   $    .40   $    .69   $  (2.18)   $ (11.47)  $    .47   $   2.03
    Fully diluted..................................            $    .46   $    .72
Other Data:
  Summary cash flow information(3):
    Cash provided by (used for) operating
      activities...................................     (5.0)      20.1      118.7      (22.1)       36.9       26.3      135.0
    Cash used for investing activities.............    (90.8)     (46.5)     (79.8)     (65.9)      (54.6)     (88.3)    (109.3)
    Cash provided by (used for) financing
      activities...................................     95.5       20.0      (34.6)      90.9        13.3       65.3      (33.8)
    EBITDA(4)......................................    162.9      210.7      290.8       31.9       (27.2)     191.1      309.5
Weighted average number of common and common
  equivalent shares outstanding (in thousands)(2):
  Primary..........................................   71,843     59,015     62,264     58,139      57,423     57,250     53,297
  Fully diluted....................................              71,613     71,809
Dividends declared:
  Per common share.................................                                                         $    .20   $   1.10
  Per Depositary Share............................. $          $    .47   $    .47   $    .65    $    .33
  Per share of PRIDES.............................. $    .73   $    .73   $    .97   $    .85
Ratio of earnings to combined fixed charges and
  preferred stock dividends(5).....................      1.1x       1.5x       1.6x        --(6)       --(6)      1.3x      2.3x
Pro Forma(7):
  Interest expense.................................     78.3                 108.4
  Net income.......................................      5.3                  51.3
  Ratio of EBITDA to interest expense..............      2.1x                  2.7x

                                            SEPTEMBER 30, 1996                              DECEMBER 31,
                                        ---------------------------   --------------------------------------------------------
                                        PRO FORMA(7)    HISTORICAL      1995        1994        1993        1992        1991
                                        -------------  ------------   --------    --------    --------    --------    --------
                                                                       (IN MILLIONS OF DOLLARS)
Balance Sheet Data:
  Working capital......................   $   436.1      $  398.4     $  331.7    $  259.7    $  278.6    $  310.3    $  242.2
  Total assets.........................     2,912.1       2,869.2      2,813.2     2,698.1     2,527.9     2,172.6     2,134.1
  Long-term liabilities................       558.3         558.3        548.5       495.5       501.8       281.7       212.9
  Accrued postretirement medical
    benefit obligation, less current
    portion............................       727.7         727.7        734.0       734.9       713.1
  Long-term debt, less current
    portion............................       901.3         858.4        749.2       751.1       720.2       765.1       681.5
  Minority interests...................       119.4         119.4        122.7       116.2       105.0       104.9       108.9
  Total stockholders' equity...........        63.4          63.4         57.7        17.3        29.4       565.2       555.8

------------

(1) Includes extraordinary loss on early extinguishment of debt of $5.4 and $21.8, net of tax benefit of $2.9 and $11.2 for 1994 and 1993, respectively, and cumulative effect of changes in accounting principles of $507.3, net of tax benefit of $237.7 in 1993. See Note 1 of the Notes to Consolidated Financial Statements.

(2) As a result of the conversion of the Company's Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Stock") and the simultaneous redemption of the $.65 Depositary Shares (the "Issued Depositary Shares"), each representing one-tenth of a share of Series A Stock, during 1995, fully diluted earnings per share are presented even though the results are antidilutive. For the 1994 and 1993 periods, common equivalent shares attributable to preferred stock and non-qualified stock options were excluded from the calculation of weighted average shares because they were antidilutive.

(3) Reference is made to the Statement of Cash Flows contained in the Company's Consolidated Financial Statements and Interim Consolidated Financial Statements contained elsewhere in this Prospectus for a complete presentation of cash flows from operating, investing, and financing activities prepared in accordance with generally accepted accounting principles. Because the Company operates through subsidiaries and the indentures and credit agreement governing the Company's indebtedness contain covenants which, among other things, limit the Company's ability to pay cash dividends and restrict transactions between Kaiser and its affiliates, such cash flows would generally not be available to service the Company's obligations. See "Risk Factors -- Restrictions on and Factors Affecting Ability to Pay Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Capital Structure" and "-- Financing Activities."

(4) "EBITDA" represents income from continuing operations before extraordinary loss and cumulative effect of changes in accounting principles, before giving effect to income tax expense, minority interests, interest expense (including amortization of deferred financing costs and original issue discount) and depreciation. EBITDA is not intended to represent cash flow, an alternative to net income, or any other measure of performance in accordance with generally accepted accounting principles. It is included because management believes that certain investors find such information useful for measuring the Company's ability to service debt.

(5) For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" consist of the sum of (i) income (loss) before extraordinary loss and cumulative effect of changes in accounting principles of the Company and its consolidated subsidiaries, (ii) undistributed (earnings) losses of less-than-fifty-percent-owned companies,
    (iii) minority interest share of income (losses) of majority-owned subsidiaries that have fixed charges, (iv) consolidated provision for income taxes, (v) minority interest share of tax provision (credit) of majority-owned subsidiaries that have fixed charges, (vi) fixed charges, excluding capitalized interest, (vii) equity in losses of less-than-fifty-percent-owned companies where the Company has guaranteed the debt of such companies, and (viii) previously capitalized interest amortized during the period. Fixed charges consist of the sum of interest expense, amortization of deferred financing costs, the portion of rents representative of the interest factor, preferred stock dividend requirements, interest expense related to the guaranteed debt of less-than-fifty-percent-owned companies incurring a loss, and capitalized interest.

(6) For the years ended December 31, 1994 and 1993, earnings were insufficient to cover fixed charges by $160.5 and $215.7, respectively.

(7) The pro forma information assumes the New KACC Offering, the application of the net proceeds therefrom, after estimated expenses, to reduce the outstanding borrowings under the 1994 Credit Agreement to zero and investment of the remainder in short-term investments pending its application for working capital and general corporate purposes as if such events had occurred as of the end of the period with respect to the balance sheet data and as if such events had occurred at the beginning of the period with respect to the operating data.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
     The Company, through KACC, operates in two business segments: bauxite and alumina, and aluminum processing. The Company's operating results are sensitive to changes in prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree on the volume and mix of all products sold and on KACC's hedging strategies. See Note 5 of the Notes to Interim Consolidated Financial Statements appearing elsewhere in this Prospectus for an explanation of the Company's hedging strategies. The following table provides selected operational and financial information on a consolidated basis with respect to the Company for years ended December 31, 1995, 1994, and 1993, and for the nine months ended September 30, 1996 and 1995. As an integrated aluminum producer, the Company uses a portion of its bauxite, alumina, and primary aluminum production for additional processing at certain of its other facilities. Intracompany shipments and sales are excluded from the information set forth on the following table. Interim financial and operating data are not necessarily indicative of those for a full year.

                 SELECTED OPERATIONAL AND FINANCIAL INFORMATION

                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                                 -------------------   ------------------------------
                                                   1996       1995       1995       1994       1993
                                                 --------   --------   --------   --------   --------
                                                    (IN MILLIONS OF DOLLARS, EXCEPT SHIPMENTS AND
                                                                       PRICES)
Shipments: (000 tons)
  Alumina......................................   1,506.7    1,494.6    2,040.1    2,086.7    1,997.5
  Aluminum products:
     Primary aluminum..........................     262.9      184.5      271.7      224.0      242.5
     Fabricated aluminum products..............     245.4      284.3      368.2      399.0      373.2
                                                 --------   --------   --------   --------   --------
          Total aluminum products..............     508.3      468.8      639.9      623.0      615.7
                                                 ========   ========   ========   ========   ========
Average realized sales price:
  Alumina (per ton)............................  $    199   $    203   $    208   $    169   $    169
  Primary aluminum (per pound).................       .69        .82        .81        .59        .56
Net sales:
  Bauxite and alumina:
     Alumina...................................  $  300.2   $  303.8   $  424.8   $  352.8   $  338.2
     Other(1)(2)...............................      77.2       65.3       89.4       79.7       85.2
                                                 --------   --------   --------   --------   --------
          Total bauxite and alumina............     377.4      369.1      514.2      432.5      423.4
                                                 --------   --------   --------   --------   --------
  Aluminum processing:
     Primary aluminum..........................     402.8      335.0      488.0      292.0      301.7
     Fabricated aluminum products..............     861.4      929.0    1,218.6    1,043.0      981.4
     Other(2)..................................      10.5       13.6       17.0       14.0       12.6
                                                 --------   --------   --------   --------   --------
          Total aluminum processing............   1,274.7    1,277.6    1,723.6    1,349.0    1,295.7
                                                 --------   --------   --------   --------   --------
          Total net sales......................  $1,652.1   $1,646.7   $2,237.8   $1,781.5   $1,719.1
                                                 ========   ========   ========   ========   ========
Operating income (loss):
  Bauxite and alumina..........................  $    8.8   $   36.4   $   54.0   $   19.8   $   (4.5)
  Aluminum processing..........................     127.8      170.9      238.9       (8.4)     (46.3)
  Corporate....................................     (49.2)     (57.9)     (82.3)     (67.6)     (72.6)
                                                 --------   --------   --------   --------   --------
          Total operating income (loss)........  $   87.4   $  149.4   $  210.6   $  (56.2)  $ (123.4)
                                                 ========   ========   ========   ========   ========
Income (loss) before extraordinary loss and
  cumulative effect of changes in accounting
  principles...................................  $   11.5   $   39.3   $   60.3   $ (101.4)  $ (123.1)
Extraordinary loss on early extinguishment of
  debt, net of tax benefit of $2.9 and $11.2
  for 1994 and 1993, respectively..............                                       (5.4)     (21.8)
Cumulative effect of changes in accounting
  principles, net of tax benefit of $237.7.....                                                (507.3)
                                                 --------   --------   --------   --------   --------
Net income (loss)..............................  $   11.5   $   39.3   $   60.3   $ (106.8)  $ (652.2)
                                                 ========   ========   ========   ========   ========
Capital expenditures:
  Property, plant, and equipment...............  $   90.8   $   44.2   $   79.4   $   70.0   $   67.5
  Investments in unconsolidated affiliates.....        .3        9.0        9.0                    .2
                                                 --------   --------   --------   --------   --------
                                                 $   91.1   $   53.2   $   88.4   $   70.0   $   67.7
                                                 ========   ========   ========   ========   ========

---------------

(1) Includes net sales of bauxite.

(2) Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.

RECENT TRENDS AND DEVELOPMENTS

     During 1995, the AMT Price for primary aluminum was approximately $.86 per pound compared to $.72 and $.54 per pound in 1994 and 1993, respectively. The significant improvement in prices during 1994 and 1995 resulted from strong growth in Western world consumption of aluminum and the curtailment of production in response to lower prices in prior periods by many producers worldwide. In 1995, production of primary aluminum increased and consumption of aluminum continued to grow, but at a much lower rate than in 1994. In general, the overall aluminum market was strongest in the first half of 1995. By the second half of 1995, orders and shipments for certain products had softened and the rate of decline in LME inventories had leveled off. By the end of 1995, some small increases in LME inventories occurred, and prices of aluminum weakened from first-half levels. This trend has continued throughout the first ten months of 1996 as the supply of primary aluminum exceeded demand during this period. Net reported primary aluminum inventories have increased by approximately 136,000 tons in 1996 based upon the most recent available reports of the LME (through November 8, 1996) and the IPAI (through September 30, 1996), following substantial declines of 764,000 and 1,153,000 tons in 1994 and 1995, respectively. The AMT Price for primary aluminum for the week ended November 8, 1996, was approximately $.69 per pound.

     Increased production of primary aluminum due to restarts of certain previously idled capacity, the commissioning of a major new smelter in South Africa, and the continued high level of exports from the CIS have contributed to increased supplies of primary aluminum to the Western world in 1996. While the economies of the major aluminum consuming regions -- the United States, Japan, Western Europe, and Asia -- are performing relatively well, the Company believes that the reduction of aluminum inventories by consumers, as prices have continued to decline, has suppressed the growth in primary aluminum demand that normally accompanies growth in economic and industrial activity. In addition to these supply/demand dynamics, the Company believes that the recent decline in primary aluminum prices may have been influenced by a recent major decline in copper prices on the LME. See "Business -- Industry Overview."

FOURTH QUARTER RESULTS

     The Company expects to continue to sustain net losses in the fourth quarter of 1996 due principally to lower average realized prices for alumina and primary aluminum, as compared to prices realized in the fourth quarter of 1995, and due to increased raw material, energy, and operational costs associated with the production of alumina at the Company's Gramercy alumina refinery and 65%-owned Alpart alumina refinery in Jamaica as compared to amounts incurred in the fourth quarter of 1995. Such losses could substantially exceed the loss for the third quarter of 1996 if the price of primary aluminum does not increase from current levels.

PROFIT ENHANCEMENT AND COST CUTTING INITIATIVE

     The Company has set a goal of achieving significant cost reductions and other profit improvements during 1997, with the full effect planned to be realized in 1998. The initiative is based on the Company's conclusion that the current level of performance of its existing facilities and businesses will not achieve the level of profits the Company considers satisfactory based upon historic long-term average prices for primary aluminum and alumina. To achieve this goal, the Company plans reductions in production costs, improvements in operating efficiencies, decreases in corporate selling, general and administrative expenses, and enhancements to product mix. There can be no assurance that the initiative will result in the desired cost reductions and other profit improvements.

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Summary -- For the first nine months of 1996, the Company's net income was $11.5 million, or $.07 per share, compared to net income of $39.3 million, or $.40 per common share, in the first nine months of 1995. Net sales for the first nine months of 1996 were $1,652.1 million, compared to $1,646.7 million for the same period in 1995.

     Results for the nine months ended September 30, 1996, reflect the substantial reduction in market prices for primary aluminum more fully discussed above. Alumina prices, which are significantly influenced by changes in primary aluminum prices, also declined from period to period. The decrease in product prices more than offset the positive impact of increases in shipments in several segments of the Company's business, as more fully discussed below.

     Results for the first nine months of 1995 include approximately $17.0 million of first-quarter 1995 pre-tax expenses associated with an eight-day strike at five major U.S. locations, a six-day strike at the Company's Alpart alumina refinery, and a four-day disruption of alumina production at Alpart caused by a boiler failure.

     Bauxite and Alumina -- Net segment sales for the nine months ended September 30, 1996, were basically unchanged from the same period in 1995 as, on a year to date basis, nominal alumina price declines were offset by a modest increase in alumina shipments. The reduction in prices realized reflects the decline in primary aluminum prices experienced in 1996 discussed above, as well as the impact of certain short term sales of previously uncommitted alumina production.

     Operating income (loss) for this segment of the Company's business declined significantly from the prior year period as a result of: (1) reduced gross margins from alumina sales resulting from the previously discussed price declines; (2) high operating costs associated with disruptions in the power supply at the Company's Alpart alumina refinery; and (3) increased natural gas costs at the Company's Gramercy, Louisiana alumina refinery. Operating income for the nine months ended September 30, 1996, was also unfavorably impacted by a temporary raw material quality problem experienced at the Company's Gramercy facility during the second quarter of 1996.

     Aluminum Processing -- For the first nine months of 1996 increases in shipments of 42.5% more than offset a 16% decline in product prices from period to period. The increase in shipments during the nine months ended September 30, 1996, is the result of increased shipments of primary aluminum to third parties as a result of a decline in intracompany transfers.

     Net sales of fabricated aluminum products were down 7% for the nine months ended September 30, 1996, as compared to the prior year period as a result of a decrease in shipments (primarily related to can sheet activities) resulting from reduced growth in demand and the reduction of consumer inventories. The impact of reduced product shipments was to a limited degree offset by 7% increase in prices realized from the sale of fabricated aluminum products for the nine months ended September 30, 1996, resulting from a shift in product mix (to higher-end value added products), due to reduced can sheet shipments.

     Corporate -- Corporate operating expenses represent normal and recurring corporate general and administrative expenses which are not allocated to the Company's business segments.

THREE YEARS ENDED DECEMBER 31, 1995

  Net Sales

     Bauxite and Alumina -- Revenue from net sales to third parties for the bauxite and alumina segment was 19% higher in 1995 than in 1994 and 2% higher in 1994 than in 1993. Revenue from alumina increased 20% in 1995 from 1994, due to higher average realized prices partially offset by lower shipments. The remainder of the segment's sales revenues were from sales of bauxite and the portion of sales of alumina attributable to the minority interest in KACC's 65%-owned Alumina Partners of Jamaica ("Alpart") alumina refinery in Jamaica.

     Aluminum Processing -- Revenue from net sales to third parties for the aluminum processing segment was 28% higher in 1995 than in 1994 and 4% higher in 1994 than in 1993. The bulk of the segment's sales represents the Company's primary aluminum and fabricated aluminum products, with the remainder representing the portion of sales of primary aluminum attributable to the minority interest in the Company's 90%-owned Valco aluminum smelter in Ghana. Revenue from primary aluminum increased 67% in 1995 from 1994, due primarily to higher average realized prices and higher shipments. In 1995, the Company's average realized price from sales of primary aluminum was approximately $.81 per pound, compared to the AMT Price of approximately $.86 per pound during the year. The higher shipments of primary aluminum were due to increased production at the Company's smelters in the Pacific Northwest and Valco, and reduced intracompany consumption of primary metal at the Company's fabricated products units. The increase in revenue for 1995 was partially offset by decreased shipments caused by the strike by the United Steelworkers of America ("USWA") discussed below. Revenue from primary aluminum decreased 3% in 1994 from 1993 as higher average realized prices were more than offset by lower shipments. Average realized prices in 1994 reflected the defensive hedging of primary aluminum prices in respect of 1994 shipments, which was initiated prior to then-recent improvements in metal prices. Shipments in 1994 reflected production curtailments at the Company's smelters in the Pacific Northwest and Valco. Shipments of primary aluminum to third parties were approximately 42% of total aluminum products shipments in 1995, compared with approximately 36% in 1994 and 39% in 1993. Revenue from fabricated aluminum products increased 17% in 1995 from 1994, due to higher average realized prices partially offset by lower shipments for most of these products. Revenue from fabricated aluminum products increased 6% in 1994 from 1993, principally due to increased shipments of most of these products.

  Operating Income (Loss)

     Improved operating results in 1995 were partially offset by expenses related to the Company's smelting joint venture in the PRC, increased expenses related to the Company's micromill technology, maintenance expenses as a result of an electrical lightning strike at the Company's Trentwood, Washington, facility, and a work slowdown at the Company's 49%-owned Kaiser Jamaica Bauxite Company ("KJBC") prior to the signing of a new labor contract. The combined impact of these expenditures on the results for 1995 was approximately $6.0 million in the aggregate (on a pre-tax basis). Operating results in 1995 were further impacted by (i) an eight-day strike at five major domestic locations by the USWA, (ii) a six-day strike by the National Workers Union at Alpart, and
(iii) a four-day disruption of alumina production at Alpart caused by a boiler failure. The combined impact of these events on the results for 1995 was approximately $17.0 million in the aggregate (on a pre-tax basis) principally from lower production volume and other related costs. In 1993, the Company recorded a pre-tax charge of $35.8 million related to restructuring charges and a pre-tax charge of $19.4 million because of a reduction in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum, and fabricated aluminum products.

     Bauxite and Alumina -- This segment's operating income was $54.0 million in 1995, compared with $19.8 million in 1994 and a loss of $4.5 million in 1993. The increase in operating income in 1995 compared with 1994 was principally due to higher revenue, partially offset by the effect of the strike and boiler failure. In 1994, compared with 1993, operating income was favorably affected by increased shipments and lower manufacturing costs.

     Aluminum Processing -- This segment's operating income was $238.9 million in 1995, compared with losses of $8.4 million in 1994 and $46.3 million in 1993. Improvement in operating results in 1995 compared with 1994 was principally due to higher revenue, partially offset by the effect of the strike by the USWA. The decrease in operating loss in 1994 compared with 1993 was caused principally by the $35.8 million restructuring charges in 1993, increased shipments of fabricated aluminum products, and higher average realized prices of primary aluminum, partially offset by lower shipments of primary aluminum.

     Corporate -- Corporate operating expenses of $82.3 million, $67.6 million, and $72.6 million in 1995, 1994, and 1993, respectively, represented corporate general and administrative expenses that were not allocated to segments.

  Net Income (Loss)

     The Company reported net income of $60.3 million in 1995, compared with a net loss of $106.8 million in 1994 and a net loss of $652.2 million in 1993. The principal reason for the improvement in 1995 compared to 1994 was the improvement in operating results previously described, partially offset by other charges, principally related to the establishment of additional litigation reserves. The principal reasons for the reduced net loss in 1994 compared with 1993 were the reduction in the operating loss previously described and the cumulative effect of changes in accounting principles of $507.3 million related to adoption of Statement of Financial Accounting Standards No. 106, 109, and 112 as of January 1, 1993. See Note 1 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  Capital Structure

     On February 17, 1994, the Company and KACC entered into the 1994 Credit Agreement. The 1994 Credit Agreement provides for a $325.0 million five-year secured, revolving line of credit, scheduled to mature in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0 million) in an aggregate amount equal to the lesser of $325.0 million or a borrowing base relating to eligible accounts receivable plus eligible inventory. As of September 30, 1996, $141.9 million (of which $73.1 million could have been used for letters of credit) was available to KACC under the 1994 Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by the Company and by certain significant subsidiaries of KACC. The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on the Company's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Company's Gramercy alumina refinery and the Nevada micromill); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all of the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.

     In 1993, Kaiser issued 19,382,950 of the Issued Depositary Shares, each representing one-tenth of a share of Series A Stock. On September 19, 1995, the Company redeemed all 1,938,295 shares of Series A Stock, which resulted in the simultaneous redemption of all Issued Depositary Shares, in exchange for (i) 13,126,521 shares of the Company's Common Stock and (ii) $2.8 million in cash comprised of (a) an amount equal to all accrued and unpaid dividends, and (b) cash in lieu of any fractional shares of Common Stock that would have otherwise been issuable.

     In the first quarter of 1994, Kaiser consummated the public offering of 8,855,550 shares of its PRIDES. The net proceeds from the sale of the shares of the PRIDES were approximately $100.1 million. On February 17, 1994, KACC issued $225.0 million of its 9 7/8% Notes. On October 23, 1996, KACC issued $175.0 million of its 10 7/8% Notes.

     The obligations of KACC with respect to the 10 7/8% Notes, the 9 7/8% Notes and the 12 3/4% Notes (see Note 4 of the Notes to Consolidated Financial Statements) are guaranteed, jointly and severally, by certain subsidiaries of the Company. The indentures governing the 10 7/8% Notes, the 9 7/8% Notes and the 12 3/4% Notes restrict, among other things, the Company's ability to incur debt, undertake transactions with affiliates, and pay dividends.

     On October 23, 1996, KACC completed the New KACC Offering of $175.0 million principal amount of 10 7/8% Notes at 99.5% of their principal amount. The
10 7/8% Notes were not registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The 10 7/8% Notes rank pari passu in right and priority of payment with outstanding indebtedness under the 1994 Credit Agreement and the 9 7/8% Notes and are fully and unconditionally guaranteed on a senior, unsecured basis by the Subsidiary Guarantors. Net proceeds from the New KACC Offering on the Issuance Date, after estimated expenses, were approximately $168.9 million, of which $91.7 million were utilized to reduce the outstanding borrowings under the revolving credit facility of the 1994 Credit Agreement to zero. The remaining net proceeds (approximately $77.2 million) were invested in short-term investments pending their application for working capital and general corporate purposes, including capital projects. Pursuant to an agreement with the initial purchasers of the 10 7/8% Notes, KACC and the Subsidiary Guarantors agreed to file a registration statement with the Commission within 30 days of the Issuance Date with respect to the Exchange Offer, and to use their reasonable best efforts to have such registration statement declared effective within 90 days of the Issuance Date and to consummate the Exchange Offer within 130 days of the Issuance Date. Such registration statement was filed with the Commission on November 12, 1996.

     During October 1996, the 1994 Credit Agreement was amended to, among other things, provide for the offering of the 10 7/8% Notes and to modify certain of the financial covenants contained in the 1994 Credit Agreement.

     See "Risk Factors -- Leverage" and Note 4 of the Notes to Consolidated Financial Statements.

  Operating Activities

     Cash used for operations was $5.0 million in the first nine months of 1996, compared with cash provided by operations of $20.1 million in the first nine months of 1995, primarily due to reduced earnings. Cash provided by operations was $118.7 million in 1995, compared with cash used for operations of $22.1 million in 1994 and cash provided by operations of $36.9 million in 1993. The improvement in cash flows from operations in 1995 compared with 1994 was primarily due to higher earnings and a refund of margin deposits of $50.5 million under certain hedging contracts.

     At December 31, 1995, the Company had working capital of $331.7 million, compared with working capital of $259.7 million at December 31, 1994. The increase in working capital was due primarily to an increase in Receivables and Inventories and a decrease in Other accrued liabilities, partially offset by a decrease in Prepaid expenses and other current assets (principally due to a refund of margin deposits related to hedging activities) and an increase in Accounts payable and Accrued salaries, wages, and related expenses.

     At September 30, 1996, the Company had working capital of $398.4 million, compared with working capital of $331.7 million at December 31, 1995. The increase in working capital was due primarily to an increase in Inventories and Prepaid expenses and other current assets and a decrease in Accounts payable and Accrued salaries, wages, and related expenses, partially offset by a decrease in Receivables and an increase in Other accrued liabilities.

     Postretirement benefits other than pensions are provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations.

  Investing Activities

     The Company's capital expenditures of $226.1 million (of which $25.2 million was funded by the Company's minority partners in certain foreign joint ventures) during the three years ended December 31, 1995, were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities, and construct new facilities. Total consolidated capital expenditures were $88.4 million in 1995, compared with $70.0 million in 1994 and $67.7 million in 1993 (of which $8.3, $7.5, and $9.4 million were funded by the minority partners in certain foreign joint ventures in 1995, 1994, and 1993, respectively). Capital expenditures during the first nine months of 1996 were $91.1 million, which were used primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities, and construct new facilities, including the Nevada micromill.

     Total consolidated capital expenditures (of which approximately 6% is expected to be funded by the Company's minority partners in certain foreign joint ventures) are expected to be between $130.0 and $160.0 million per annum in each of 1996 through 1998. Management continues to evaluate numerous projects all of which require substantial capital, including KACC's micromill project and other potential opportunities both in the United States and overseas. In response to lower aluminum and alumina prices, management may consider deferring certain non-essential capital expenditures and/or raising investment capital (including through joint ventures), in order to conserve a portion of the Company's available cash resources to meet incremental capital and operating requirements and to take advantage of new investment opportunities. See "Business -- Strategy" and "-- Research and Development."

     In 1995, Kaiser Yellow River Investment Limited ("KYRIL"), a subsidiary of the Company, entered into a Joint Venture Agreement and related agreements (the "Joint Venture Agreements") with the Lanzhou Aluminum Smelters ("LAS") of the China National Nonferrous Metals Industry Corporation relating to the formation and operation of Yellow River Aluminum Industry Company Limited, a Sino-foreign joint equity enterprise (the "Joint Venture") organized under the laws of the PRC. KYRIL contributed $9.0 million to the capital of the Joint Venture in July 1995. The parties to the Joint Venture are currently engaged in discussions concerning the amount, timing, and other conditions relating to KYRIL's additional contributions to the Joint Venture. At a recent meeting of the directors of the Joint Venture, KYRIL, LAS and the Joint Venture reached an agreement (i) that extended until early 1997 the time for KYRIL to make a second capital contribution to the Joint Venture, and (ii) that KYRIL would continue to explore various methods of financing any future capital contributions to the Joint Venture, including financing that could be obtained from third-party investors. Governmental approval in the PRC will be necessary in order to implement certain arrangements agreed to by the parties, and there can be no assurance such approvals will be obtained. See "Business -- International Business Development."

  Financing Activities and Liquidity

     As of September 30, 1996, the Company's total consolidated indebtedness was $867.3 million. As of such date, $141.9 million of borrowing capacity was unused under the revolving credit facility of the 1994 Credit Agreement. See "Risk Factors -- Leverage."

     During the nine months ended September 30, 1996, total borrowings and repayments under the revolving credit facility of the 1994 Credit Agreement were $468.7 million and $350.6 million, respectively. During the nine months ended September 30, 1995, total borrowings and repayments under the revolving credit facility of the 1994 Credit Agreement were $481.9 million and $426.3 million, respectively.

     Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to a Reference Rate (as defined) plus a margin of 0% to 1.50% or LIBO Rate (Reserve Adjusted) (as defined) plus a margin of 1.75% to 3.25%. The interest rate margins applicable to borrowings under the 1994 Credit Agreement are based on a financial test, determined quarterly. During the first two quarters of 1996, KACC paid interest at a rate per annum of the Reference Rate plus 0% or LIBO Rate plus 1.75%. During the third quarter of 1996, the per annum interest rates increased by .5% to the Reference Rate plus .5% or LIBO Rate plus 2.25%. Effective October 1, 1996, the margin applicable to loans under the 1994 Credit Agreement increased by an additional .5% per annum based on the financial test.

     The declaration and payment of dividends by the Company and KACC on shares of their common stock are subject to certain covenants contained in the 1994 Credit Agreement and, in the case of KACC, the indentures governing the 10 7/8% Notes, the 9 7/8% Notes and the 12 3/4% Notes. The 1994 Credit Agreement does not permit the Company or KACC to pay any dividends on their common stock. The declaration and payment of dividends by Kaiser on the PRIDES is expressly permitted by the terms of the 1994 Credit Agreement to the extent Kaiser receives payments on certain intercompany notes or certain other permitted distributions from KACC.

     Management believes that the Company's existing cash resources, together with cash flows from operations and borrowings under the 1994 Credit Agreement, will be sufficient to meet its working capital and capital expenditure requirements for the next year. Additionally, with respect to long-term liquidity, management believes that operating cash flows, together with the ability to obtain both short and long-term financing, should provide sufficient funds to meet the Company's working capital and capital expenditure requirements.

  Environmental Contingencies

     The Company and KACC are subject to the Environmental Laws, to fines or penalties assessed for alleged breaches of the Environmental Laws, and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits under CERCLA, and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

     Based on the Company's evaluation of these and other environmental matters, the Company has established environmental accruals, primarily related to potential solid waste disposal and soil and ground-water remediation matters. At September 30, 1996, the balance of such accruals, which are primarily included in Long-term liabilities, was $32.9 million. These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation to be performed. The Company expects remediation to occur over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $2.0 to $10.0 million for the years 1996 through 2000 and an aggregate of approximately $7.0 million thereafter.

     As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $26.5 million and that the factors upon which a substantial portion of this estimate is based are expected to be resolved in early 1997. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

     See "Risk Factors -- Environmental Matters and Litigation,"
"Business -- Environmental Matters" and "-- Legal Proceedings," Note 8 of the Notes to Consolidated Financial Statements for further description of these contingencies and Note 4 of the Notes to Interim Consolidated Financial Statements.

  Asbestos Contingencies

     KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At September 30, 1996, the number of such claims pending was approximately 75,900, as compared with 59,700 at December 31, 1995. During the year 1995, approximately 41,700 of such claims were received and 7,200 settled or dismissed. During the first nine months of 1996 approximately 20,000 of such claims were received and 3,800 were settled or dismissed.

     Based on past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs, and the Company's actual costs could exceed these estimates. The Company's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton Levin Ehrmantraut Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an estimated asbestos-related cost accrual of $160.0 million, before consideration of insurance recoveries, is included primarily in Long-term liabilities at September 30, 1996. The Company estimates that annual future cash payments in connection with such litigation will be approximately $13.0 to $20.0 million for each of the years 1996 through 2000, and an aggregate of approximately $78.0 million thereafter through 2008. While the Company does not believe there is a reasonable basis for estimating such costs beyond 2008 and, accordingly, no accrual has been recorded for such costs which may be incurred beyond 2008, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial.

     A substantial portion of the asbestos-related claims that were filed and served on KACC during 1995 and 1996, were filed in Texas. The Company has been advised by its counsel that, although there can be no assurance, the increase in pending claims may have been attributable in part to tort reform legislation in Texas. Although asbestos related claims are currently exempt from certain aspects of the Texas tort reform legislation, management has been advised that efforts to remove an asbestos-related exemption in the tort reform legislation relating to the doctrine of forum non conveniens, as well as other developments in the legislative and legal environment in Texas, may be responsible for the accelerated pace of new claims experienced in late 1995 and its continuance in 1996, albeit at a somewhat reduced rate.

     The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. The Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges LLP with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $142.3 million, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at September 30, 1996.

     Management continues to monitor claims activity, the status of the lawsuits (including settlement initiatives), legislative progress, and costs incurred in order to ascertain whether an adjustment to the existing accruals should be made to the extent that historical experience may differ significantly from the Company's underlying assumptions. While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. See "Risk Factors -- Environmental Matters and Litigation," Note 8 of the Notes to Consolidated Financial Statements and Note 4 of the Notes to Interim Consolidated Financial Statements, for further description of this contingency.

INCOME TAX MATTERS

     The Company's net deferred income tax assets as of December 31, 1995, were $291.8 million, net of valuation allowances of $128.5 million. Approximately $97.7 million of these net deferred income tax assets relate to the benefit of loss and credit carryforwards, net of valuation allowances. The Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized despite the operating losses incurred in recent years. See Note 5 of the Notes to Consolidated Financial Statements for a discussion of these and other income tax matters.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans, and provides for alternative methods for an employer to recognize stock-based compensation costs. Under the first method, an employer may continue to account for compensation costs for stock, stock options, and other equity instruments issued to employees, as it has historically, using the "intrinsic value based method" (as described in SFAS 123), and such compensation costs would be the excess, if any, of the quoted market price of the stock subject to an option at the grant date or other measurement date over the amount an employee must pay to acquire the stock. The intrinsic value based method generally would not result in the recognition of compensation costs upon the grant of stock options. Under the second method, an employer may adopt the "fair value based method" (as described in SFAS 123). Under the fair value based method, such compensation costs would be valued using an option-pricing model, and such amount would be charged to expense over the option's vesting period. Employers which elect to continue to account for stock-based compensation under the intrinsic value based method will be required by SFAS 123 to disclose in the notes to their financial statements the amount of net income and the earnings per share which would have been reported had the employer elected to use the fair value based method. The Company has elected to continue to account for stock-based compensation under the intrinsic value based method, and will comply with the disclosure requirements of SFAS 123 beginning in 1996.

                                     BUSINESS

     The Company engages in aluminum operations through its principal operating subsidiary, KACC. KACC is a fully integrated aluminum producer operating in all principal aspects of the aluminum industry -- the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum and the manufacture of fabricated (including semi-fabricated) aluminum products. KACC is one of the largest domestic aluminum producers in terms of primary aluminum smelting capacity and is the Western world's second largest producer/seller of alumina, accounting for approximately 7% of the Western world's alumina capacity in 1995. KACC's production levels of alumina and primary aluminum exceed its internal processing needs which allows it to be a major seller of alumina (approximately 2.0 million tons in 1995 or 72% of 1995 production) and primary aluminum (approximately 271,700 tons in 1995 or 66% of 1995 production) to third parties. KACC is also a major domestic supplier of fabricated aluminum products. In 1995, KACC shipped approximately 368,200 tons of fabricated aluminum products to third parties, which accounted for approximately 6% of the total tonnage of United States domestic shipments. A majority of KACC's fabricated products are sold to distributors or used by customers as components in the manufacture and assembly of finished end-use products. The Company is a Delaware corporation organized in 1987 and maintains its principal executive offices at 5847 San Felipe, Suite 2600, Houston, Texas 77057. Its telephone number is (713) 267-3777.

INDUSTRY OVERVIEW

     Primary aluminum is produced by the refining of bauxite into alumina and the reduction of alumina into primary aluminum. Approximately two pounds of bauxite are required to produce one pound of alumina, and approximately two pounds of alumina are required to produce one pound of primary aluminum. Aluminum's valuable physical properties include its light weight, corrosion resistance, thermal and electrical conductivity and high tensile strength.

     Demand

     The packaging, transportation and construction industries are the principal consumers of aluminum in the United States, Japan and Western Europe. In the packaging industry, which accounted for approximately 22% of consumption in 1995 in the United States, Japan and Western Europe, aluminum's recyclability and weight advantages have enabled it to gain market share from steel and glass, primarily in the beverage container area. Nearly all beer cans and soft drink cans manufactured for the United States market are made of aluminum. The Company believes that growth in the packaging area is likely to continue through the 1990s due to general population increase and to further penetration of the beverage container market in emerging markets. The Company believes that growth in demand for can sheet in the United States will follow the growth in population, offset, in part, by the effects of the use of lighter gauge aluminum for can sheet and of plastic container production from newly installed capacity.

     In the transportation industry, which accounted for approximately 28% of aluminum consumption in the United States, Japan and Western Europe in 1995, automotive manufacturers use aluminum instead of steel, ductile iron, or copper for an increasing number of components, including radiators, wheels, suspension components, and engines, in order to meet more stringent environmental, safety, and fuel efficiency standards. The Company believes that sales of aluminum to the transportation industry have considerable growth potential due to projected increases in the use of aluminum in automobiles. In addition, the Company believes that consumption of aluminum in the construction industry will follow the cyclical growth pattern of that industry, and will benefit from higher growth in Asian and Latin American economies.

     Supply

     As of year-end 1995, Western world aluminum capacity from 107 smelting facilities was approximately 16.6 million tons per year. Western world production of primary aluminum for 1995 increased approximately 1.8% compared to 1994. Net exports of aluminum from the former Sino Soviet bloc increased approximately 240% from 1990 levels during the period from 1991 through 1995 to approximately 2.1 million tons per year.

These exports contributed to a significant increase in LME stocks of primary aluminum which peaked in June 1994 at 2.7 million tons. By the end of 1995, LME stocks of primary aluminum had declined 2.1 million tons from this peak level and 1.1 million tons from the beginning of 1995. As of November 8, 1996, LME stocks of primary aluminum were approximately 968,650 tons. See "-- Recent Industry Trends."

     Based upon information currently available, the Company believes that moderate additions will be made during 1996-1998 to Western world alumina and primary aluminum production capacity. The increases in alumina capacity during 1996-1998 are expected to come from one new refinery which began operations in 1995 and incremental expansions of existing refineries. In addition, the Company believes that there is currently approximately 1.1 million tons of unutilized smelting capacity that is available for production. The increases in primary aluminum capacity during 1996-1998 are expected to come from a major new smelter in South Africa which began operations in 1995, two new smelters which may begin operations in 1996 or 1997, and the remainder principally from incremental expansions of existing smelters.

RECENT INDUSTRY TRENDS

  Primary Aluminum

     During 1995, the AMT Price for primary aluminum was approximately $.86 per pound compared to $.72 and $.54 per pound in 1994 and 1993, respectively. The significant improvement in prices during 1994 and 1995 resulted from strong growth in Western world consumption of aluminum and the curtailment of production in response to lower prices in prior periods by many producers worldwide. In 1995, production of primary aluminum increased and consumption of aluminum continued to grow, but at a much lower rate than in 1994. In general, the overall aluminum market was strongest in the first half of 1995. By the second half of 1995, orders and shipments for certain products had softened and the rate of decline in LME inventories had leveled off. By the end of 1995, some small increases in LME inventories occurred, and prices of aluminum weakened from first-half levels. This trend has continued throughout the first ten months of 1996 as the supply of primary aluminum exceeded demand during this period. Net reported primary aluminum inventories have increased by approximately 136,000 tons in 1996 based upon the most recent available reports of the LME (through November 8, 1996) and the IPAI (through September 30, 1996), following substantial declines of 764,000 and 1,153,000 tons in 1994 and 1995, respectively. The AMT Price for primary aluminum for the week ended November 8, 1996, was approximately $.69 per pound.

     Increased production of primary aluminum due to restarts of certain previously idled capacity, the commissioning of a major new smelter in South Africa, and the continued high level of exports from the CIS have contributed to increased supplies of primary aluminum to the Western world in 1996. While the economies of the major aluminum consuming regions -- the United States, Japan, Western Europe, and Asia -- are performing relatively well, the Company believes that the reduction of aluminum inventories by consumers, as prices have continued to decline, has suppressed the growth in primary aluminum demand that normally accompanies growth in economic and industrial activity. In addition to these supply/demand dynamics, the Company believes that the recent decline in primary aluminum prices may have been influenced by a recent major decline in copper prices on the LME.

     The following table indicates the monthly average AMT Price for each of the months from January 1993 through October 1996 as reported by Metals Week. The AMT Price for the week ended November 8, 1996, as reported by Metals Week, was
68.592 cents per pound.

                                               AVERAGE TRANSACTION PRICES (CENTS/POUND)
                                              -------------------------------------------
                                               1996        1995         1994        1993
                                              ------      -------      ------      ------
        January............................   75.514      100.377      57.019      56.479
        February...........................   75.100       93.847      61.641      55.993
        March..............................   76.414       88.745      62.343      53.794
        April..............................   75.517       90.388      61.890      52.345
        May................................   75.314       85.338      64.007      52.694
        June...............................   70.450       85.305      67.807      54.673
        July...............................   69.767       87.788      72.656      56.829
        August.............................   70.023       87.828      71.249      55.516
        September..........................   67.567       82.010      77.764      52.095
        October............................   65.112       78.384      83.839      51.660
        November...........................                78.000      91.926      50.365
        December...........................                78.823      91.484      53.902
                                              ------      -------      ------      ------
                  Average..................   72.078       86.403      71.969      53.862
                                              ======      =======      ======      ======

  Alumina

     Western world demand for alumina, and the price of alumina, declined in 1994 in response to the curtailment of Western world smelter production of primary aluminum, partially offset by increased usage of Western world alumina by smelters in the CIS and in the PRC. Increased Western world production of primary aluminum, as well as continued imports of Western world alumina by the CIS and the PRC, during 1995 resulted in higher demand for Western world alumina and significantly stronger alumina pricing. In the first nine months of 1996, however, the alumina market softened, primarily as a result of increased alumina production and decreased alumina exports to the CIS and the PRC, resulting in lower alumina prices.

  Fabricated Products

     United States shipments of domestic fabricated aluminum products in 1995 were approximately at 1994 levels, although in 1995 demand for can sheet in the United States softened relative to 1994. Shipments of domestic mill products during the first nine months of 1996 declined approximately 4% compared to the first nine months of 1995, principally due to an approximate 10% decline in the shipment of can sheet and a reduction of consumer inventories of other fabricated aluminum products. This trend has continued through the fourth quarter of 1996.

     See "Risk Factors" for a discussion of certain factors that could cause actual results to differ from those that could otherwise result from the industry trends discussed above.

STRATEGY

     The Company's objectives are to maintain leading market positions in its core businesses, while developing new opportunities both domestically and internationally which will enhance, and reduce the cyclicality of, the Company's earnings. The primary elements of the Company's strategies to achieve these objectives are:

     Increasing the competitiveness of its existing facilities. The Company is continuing to increase the competitiveness of its existing facilities. In 1995, KACC successfully restructured electric power purchase agreements for its smelting facilities in the Pacific Northwest, which has resulted in significantly lower electric power costs in 1996 for the Mead and Tacoma, Washington, smelters compared with 1995 electric power costs. The Company expects to continue to benefit from these savings in electric power costs at these facilities in 1997 and beyond. See "Risk Factors -- Power Supply."

     KACC has also commenced the modernization and expansion of the carbon baking furnace at its Mead smelter at an estimated cost of approximately $52.0 million. This project will lower costs, enhance safety and improve the environmental performance of the facility. This modernization is expected to be completed in late 1998.

     KACC continues to implement changes to the process and product mix of its Trentwood rolling mill in an effort to maximize its profitability and maintain full utilization of the facility. Recently, KACC has approved an expansion of its heat treat capacity by approximately one-third. Sales of KACC's heat treat products have increased significantly over the last several years and are made primarily to the aerospace and general engineering markets, which are experiencing growth in demand. The project is estimated to cost approximately $45.0 million and to take approximately two years to complete. See
"-- Production Operations."

     Developing proprietary technologies. KACC has developed proprietary technologies which present growth opportunities in the future and have enabled it to substantially improve its operating efficiencies.

     KACC has developed a unique micromill for the production of can sheet from molten metal using a continuous cast process. The capital and conversion costs of these micromills are expected to be significantly lower than conventional rolling mills. Micromills are also expected to result in lower transportation costs due to the ability to strategically locate a micromill in close proximity to a manufacturing facility. Micromills are expected to be particularly well suited to take advantage of the rapid growth in demand for can sheet expected in emerging markets in Asia and Latin America where there is limited indigenous supply. The Company believes that micromills should also be capable of manufacturing other sheet products at relatively low capital and operating costs. The micromill technology is based on a proprietary thin-strip, high-speed, continuous-belt casting technique linked directly to hot and cold rolling mills. The major advantage of the process is that the sheet is continuously manufactured from molten metal, unlike the conventional process in which the metal is first cast into large, solid ingots and subsequently rolled into sheet through a series of highly capital-intensive steps. The first micromill is nearing completion in Nevada as a full-scale demonstration and production facility. The Company expects operational start-up of the facility by the end of 1996. If the Company is successful in proving and commercializing its micromill technology, micromills could represent an important source of future growth. There can be no assurance that the Company will be able to successfully develop and commercialize the technology for use at full-scale facilities. See "-- Research and Development."

     KACC has developed and installed proprietary retrofit technology in all of its smelters over the last decade, which has significantly contributed to increased and more efficient production of primary aluminum. Through continuing technological improvements, KACC's smelters have achieved improved energy efficiency and longer average life of reduction cells. KACC is actively engaged in licensing its smelting and other process and product technology and selling technical and managerial assistance to other producers worldwide. See "-- Production Operations -- Primary Aluminum Products."

     Increasing participation in emerging markets. The Company is actively pursuing opportunities to increase its participation in emerging markets by using its technical expertise and capital to form joint ventures or acquire equity in aluminum-related facilities in foreign countries where it can apply its proprietary technology. The Company has created Kaiser Aluminum International to identify growth opportunities in targeted emerging markets and develop the needed country competence to complement the Company's product and process competence in capitalizing on such opportunities. The Company has focused its efforts on countries that are expected to be important suppliers of aluminum and/or large customers for aluminum and alumina, including the PRC, Russia and other members of the CIS, India, and Venezuela. KACC's proprietary retrofit technology has been installed by KACC at various third party locations throughout the world and is an integral part of KACC's initiatives for participating in new and existing smelting facilities. See "Risk Factors -- Foreign Activities" and "-- International Business Development."

SENSITIVITY TO PRICES AND HEDGING PROGRAMS

     The Company's earnings are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold.

     Primary aluminum prices have historically been subject to significant cyclical price fluctuations. During the period January 1, 1993 through November 8, 1996, the AMT Price for primary aluminum has ranged from approximately $.50 to $1.00 per pound. For the week ended November 8, 1996, the AMT Price of primary aluminum was approximately $.69 per pound. Alumina prices as well as fabricated aluminum product prices (which vary considerably among products) are significantly influenced by changes in the price of primary aluminum but generally lag behind primary aluminum price changes by up to three months. See "The Company -- Recent Trends and Developments."

     KACC's production levels of alumina and primary aluminum exceed its internal processing needs, which allows it to be a major seller of alumina (approximately 2.0 million tons in 1995 or 72% of production) and primary aluminum (approximately 271,700 tons in 1995 or 66% of production) to third parties.

     As of September 30, 1996, KACC had sold forward substantially all of the alumina available to it in excess of its projected internal smelting requirements for the balance of 1996, and 73% and 85% of such excess alumina for 1997 and 1998, respectively. Virtually all of such 1997 and 1998 sales were made at prices indexed to future prices of primary aluminum.

     As of September 30, 1996, KACC had sold forward at fixed prices approximately 69,000 tons of its primary aluminum in excess of its projected internal fabrication requirements in 1997 and approximately 93,600 tons of such surplus in 1998 at fixed prices in excess of the AMT Price for primary aluminum for the week ended November 8, 1996. In addition, the Company has purchased put options in respect of approximately 66,000 tons and 45,000 tons of such surplus in 1997 and 1998, respectively, to establish a minimum price in excess of the AMT Price for primary aluminum for the week ended November 8, 1996. During October 1996, KACC purchased put options to establish a minimum price for an additional 126,000 tons of primary aluminum in excess of its 1997 internal fabrication requirements and entered into option contracts that established a price range for an additional 48,000 tons of KACC's 1998 surplus.

PRODUCTION OPERATIONS

     The following table sets forth total shipments and intracompany transfers of KACC's alumina, primary aluminum, and fabricated aluminum operations:

                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                              ------------------    -----------------------------
                                               1996       1995       1995       1994       1993
                                              -------    -------    -------    -------    -------
                                                            (IN THOUSANDS OF TONS)
    ALUMINA:
      Shipments to Third Parties............  1,506.7    1,494.6    2,040.1    2,086.7    1,997.5
      Intracompany Transfers................    662.2      546.3      800.6      820.9      807.5
    PRIMARY ALUMINUM:
      Shipments to Third Parties............    262.9      184.5      271.7      224.0      242.5
      Intracompany Transfers................     97.0      171.3      217.4      225.1      233.6
    FABRICATED ALUMINUM PRODUCTS:
      Shipments to Third Parties............    245.4      284.3      368.2      399.0      373.2

     The Company's operations are conducted through KACC's decentralized business units which compete throughout the aluminum industry.

    - The alumina business unit, which mines bauxite and obtains additional bauxite tonnage under long-term contracts, produced approximately 8% of Western world alumina in 1995. During 1995, KACC's shipments of bauxite to third parties represented approximately 21% of bauxite mined. In addition, KACC's third party shipments of alumina represented approximately 72% of alumina produced. KACC's share of total Western world alumina capacity was approximately 7% in 1995.

    - The primary aluminum products business unit operates two domestic smelters wholly owned by KACC and two foreign smelters in which KACC holds significant ownership interests. During 1995, KACC's shipments of primary aluminum to third parties represented approximately 66% of primary aluminum production. KACC's share of total Western world primary aluminum capacity was approximately 3% in 1995.

    - Fabricated aluminum products are manufactured by three business units -- flat-rolled products, extruded products and engineered components. The products include body, lid, and tab stock for beverage containers, sheet and plate products, heat-treated products, screw machine stock, redraw rod, forging stock, truck wheels and hubs, air bag canisters, engine manifolds, and other castings, forgings and extruded products, which are manufactured at plants located in principal marketing areas of the United States and Canada. The aluminum utilized in KACC's fabricated products operations is comprised of primary aluminum, obtained both internally and from third parties, and scrap metal purchased from third parties.

     Alumina

     The following table lists KACC's bauxite mining and alumina refining facilities as of December 31, 1995:

                                                                                ANNUAL
                                                                              PRODUCTION         TOTAL
                                                                               CAPACITY          ANNUAL
                                                               COMPANY       AVAILABLE TO      PRODUCTION
           ACTIVITY                FACILITY        LOCATION   OWNERSHIP          KACC           CAPACITY
-------------------------------  -------------    ----------  ----------     ------------     ------------
                                                                                (TONS)           (TONS)
Bauxite Mining.................  KJBC(1)          Jamaica            49%        4,500,000        4,500,000
                                 Alpart(2)        Jamaica            65%        2,275,000        3,500,000
                                                                                ---------        ---------
                                                                                6,775,000        8,000,000
                                                                                =========        =========
Alumina Refining...............  Gramercy         Louisiana         100%        1,000,000        1,000,000
                                 Alpart           Jamaica            65%          943,000        1,450,000
                                 QAL              Australia        28.3%          934,000        3,300,000
                                                                                ---------        ---------
                                                                                2,877,000        5,750,000
                                                                                =========        =========

------------

(1) Although KACC owns 49% of KJBC, it has the right to receive all of such entity's output.

(2) Alpart bauxite is refined into alumina at the Alpart refinery.

     Bauxite mined in Jamaica by KJBC is refined into alumina at KACC's plant at Gramercy, Louisiana, or is sold to third parties. In 1979, the Government of Jamaica granted KACC a mining lease for the mining of bauxite sufficient to supply KACC's then-existing Louisiana alumina refineries at their annual capacities of 1,656,000 tons per year until January 31, 2020. Alumina from the Gramercy plant is sold to third parties.

     Alpart holds bauxite reserves and owns a 1,450,000 tons per year alumina plant located in Jamaica. KACC owns a 65% interest in Alpart, and Hydro Aluminium a.s ("Hydro") owns the remaining 35% interest. KACC has management responsibility for the facility on a fee basis. KACC and Hydro have agreed to be responsible for their proportionate shares of Alpart's costs and expenses. The Government of Jamaica has granted Alpart a mining lease and has entered into other agreements with Alpart designed to assure that sufficient reserves of bauxite will be available to Alpart to operate its refinery as it may be expanded to a capacity of 2,000,000 tons per year through the year 2024.

     KACC owns a 28.3% interest in Queensland Alumina Limited ("QAL"), which owns the largest and one of the most efficient alumina refineries in the world, located in Queensland, Australia. QAL refines bauxite into alumina, essentially on a cost basis, for the account of its stockholders pursuant to long-term tolling contracts. The stockholders, including KACC, purchase bauxite from another QAL stockholder under long-term supply contracts. KACC has contracted with QAL to take approximately 792,000 tons per year of capacity or pay standby charges. KACC is unconditionally obligated to pay amounts calculated to service its share ($93.3 million in principal amount at September 30, 1996) of certain debt of QAL, as well as other

QAL costs and expenses, including bauxite shipping costs. QAL's annual production capacity is approximately 3,300,000 tons, of which approximately 934,000 tons are available to KACC.

     KACC's principal customers for bauxite and alumina consist of large and small domestic and international aluminum producers that purchase bauxite and reduction-grade alumina for use in their internal refining and smelting operations, trading intermediaries who resell raw materials to end-users, and users of chemical-grade alumina. In 1995, KACC sold all of its bauxite to two customers, the largest of which accounted for approximately 74% of such sales. KACC also sold alumina to nine customers, the largest and top five of which accounted for approximately 23% and 90% of such sales, respectively. See
"-- Competition." The Company believes that among alumina producers KACC is now the Western world's second largest seller of alumina to third parties. KACC's strategy is to sell a substantial portion of the bauxite and alumina available to it in excess of its internal refining and smelting requirements under multi-year sales contracts. See " -- Sensitivity to Prices and Hedging Programs."

     Primary Aluminum Products

     The following table lists KACC's primary aluminum smelting facilities as of December 31, 1995:

                                                                      ANNUAL
                                                                      RATED          TOTAL         1995
                                                                     CAPACITY       ANNUAL       AVERAGE
                                                      COMPANY      AVAILABLE TO      RATED      OPERATING
              LOCATION                 FACILITY      OWNERSHIP         KACC        CAPACITY        RATE
------------------------------------- ----------     ----------    ------------    ---------    ----------
                                                                      (TONS)        (TONS)
Domestic
  Washington......................... Mead               100%           200,000      200,000          82%
  Washington......................... Tacoma             100%            73,000       73,000          82%
                                                                        -------      -------
          Subtotal...................                                   273,000      273,000
                                                                        -------      -------
International
  Ghana.............................. Valco               90%           180,000      200,000          68%
  Wales, U.K......................... Anglesey            49%            55,000      112,000         119%
                                                                        -------      -------
          Subtotal...................                                   235,000      312,000
                                                                        -------      -------
          Total......................                                   508,000      585,000
                                                                        =======      =======

     KACC owns two smelters located at Mead and Tacoma, Washington, where alumina is processed into primary aluminum. The Mead facility uses pre-bake technology and produces primary aluminum. Approximately 71% of Mead's 1995 production was used at KACC's Trentwood fabricating facility and the balance was sold to third parties. The Tacoma plant uses Soderberg technology and produces primary aluminum and high-grade, continuous-cast, redraw rod, which currently commands a premium price in excess of the price of primary aluminum. Both smelters have achieved significant production efficiencies in recent years through retrofit technology, cost controls, and semi-variable wage and power contracts, leading to increases in production volume and enhancing their ability to compete with newer smelters. At the Mead plant, KACC has converted to welded anode assemblies to increase energy efficiency, extended the anode life-cycle in the smelting process, changed from pencil to liquid pitch to produce carbon anodes which achieve environmental and operating savings, and engaged in efforts to increase production through the use of improved, higher-efficiency reduction cells. The Company has also commenced the modernization and expansion of the carbon baking furnace at KACC's Mead smelter at an estimated cost of approximately $52.0 million. This project will lower costs, enhance safety and improve the environmental performance of the facility. This modernization is expected to be completed in late 1998. See "-- Strategy."

     Electric power supply represents an important production cost for KACC at its aluminum smelters. In 1995, KACC successfully restructured electric power purchase agreements for its smelting facilities in the Pacific Northwest, which has resulted in significantly lower electric power costs for the Mead and Tacoma, Washington, smelters compared with 1995 electric power costs. The Company expects to continue to benefit from these savings in electric power costs at these facilities in 1997 and beyond. From 1981 until 1995, electric power for KACC's Mead and Tacoma smelters was purchased exclusively from the Bonneville Power Administration ("BPA") by KACC under a contract which expires in 2001. In April 1995, the BPA agreed to allow each of the direct service industrial customers (the "DSIs"), which include KACC, to purchase a portion of its electric power requirement from sources other than the BPA beginning October 1, 1995. In June 1995, KACC entered into an agreement with The Washington Water Power Company ("WWP") to purchase up to 50 megawatts of electric power for its Northwest facilities for a five-year term beginning October 1, 1995. KACC is receiving power under that contract, which power displaces a portion of KACC's interruptible power from the BPA. In addition, in 1995 KACC entered into a new power purchase contract with the BPA, which amends the existing BPA power contract and which contemplates reductions during 1996 in the amount of power which KACC is obligated to purchase from the BPA and which the BPA is obligated to sell to KACC, and the replacement of such power with power to be purchased from other suppliers. KACC is negotiating power purchase agreements for such power with suppliers other than the BPA. Contracts for the purchase of all power required by KACC's Mead and Tacoma smelters and Trentwood rolling mill for 1996, and for approximately 75% of such power for the period 1997-2001, have been finalized. Two parties filed lawsuits in December 1995 against the BPA petitioning the court to review and set aside the BPA's offers of the new power purchase contracts to the DSIs, including the offer that KACC accepted. These lawsuits have been consolidated. In addition, the BPA's Business Plan Environmental Impact Statement that is under review in connection with the lawsuits challenging the BPA's transmission agreements with the DSIs, including KACC, as described in the following paragraph, is part of the record supporting the BPA's new power purchase contracts with the DSIs, and an adverse decision in those lawsuits may affect KACC's new power purchase contract with the BPA. The effect of such lawsuits, if any, on KACC's new power purchase contract with the BPA is not known. Certain of the DSIs, including KACC, have intervened in the lawsuits.

     In 1995, KACC also entered into agreements with the BPA and with the WWP, with terms ending in 2001, under which the BPA and the WWP would provide to KACC transmission services for power purchased from sources other than the BPA. The term of the transmission services agreement with the BPA was subsequently extended for an additional fifteen years, which extension has been challenged. Four lawsuits have been filed against the BPA by various parties, which lawsuits either challenge the BPA's record of decision offering such an extension agreement to the DSIs or challenge the BPA's Business Plan Environmental Impact Statement record of decision in connection therewith. Certain of the DSIs, including KACC, have intervened in the four lawsuits. See "-- Strategy."

     KACC reduced operations at its Mead and Tacoma smelters in Washington to approximately 75% of their full capacity in January 1993, when three reduction potlines were removed from production (two at Mead and one at Tacoma) in response to a power reduction imposed by the BPA. In March 1995, the BPA offered to its industrial customers, including KACC, surplus firm power at a discounted rate for the period April 1, 1995, through July 31, 1995, to enable such customers to restart idle industrial loads. In April 1995, KACC and the BPA entered into a contract for an amount of such power, and thereafter KACC restarted one-half of an idle potline (approximately 9,000 tons of annual capacity) at its Tacoma, Washington, smelter. The Tacoma smelter was returned to full production in October 1995. In 1995, KACC entered into a one-year power supply contract with the BPA, for a term ended September 30, 1996, in connection with the restart of idled capacity at its Mead smelter. The Mead smelter returned to full production in December 1995.

     KACC manages, and owns a 90% interest in, the Valco aluminum smelter in Ghana. The Valco smelter uses pre-bake technology and processes alumina supplied by KACC and the other participant into primary aluminum under long-term tolling contracts which provide for proportionate payments by the participants in amounts intended to pay not less than all of Valco's operating and financing costs. KACC's share of the primary aluminum is sold to third parties. Power for the Valco smelter is supplied under an agreement which expires in 2017. The agreement indexes two-thirds of the price of the contract quantity of power to the market price of primary aluminum. The agreement also provides for a review and adjustment of the base power rate and the price index ever five years. The most recent review was completed in April 1994 for the 1994-1998 period. Valco has entered into an agreement with the government of Ghana under which Valco has been assured (except in cases of force majeure) that it will receive sufficient electric power to operate at its current level of three and one-half potlines through December 31, 1996. The Company believes that, assuming normal rainfall during 1996, Valco should have available sufficient electric power to operate at its current level through 1997, although no assurance can be given that such power will be available.

     See "Risk Factors -- Power Supply."

     KACC owns a 49% interest in the Anglesey Aluminium Limited ("Anglesey") aluminum smelter and port facility at Holyhead, Wales. The Anglesey smelter uses pre-bake technology. KACC supplies 49% of Anglesey's alumina requirements and purchases 49% of Anglesey's aluminum output. KACC sells its share of Anglesey's output to third parties. Power for the Anglesey alumina smelter is supplied under an agreement which expires in 2001.

     KACC has developed and installed proprietary retrofit technology in all of its smelters, as well as at third party locations. This technology -- which includes the redesign of the cathodes and anodes that conduct electricity through reduction cells, improved "feed" systems that add alumina to the cells, and a computerized system that controls energy flow in the cells -- has significantly contributed to increased and more efficient production of primary aluminum and enhances KACC's ability to compete more effectively with the industry's newer smelters. KACC is actively engaged in efforts to license this technology and sell technical and managerial assistance to other producers worldwide, and may participate in joint ventures or similar business partnerships which employ KACC's technical and managerial knowledge. See
"-- Strategy" and "-- Research and Development."

     KACC's principal primary aluminum customers consist of large trading intermediaries and metal brokers, who resell primary aluminum to fabricated product manufacturers, and large and small international aluminum fabricators. In 1995, KACC sold its primary aluminum production not utilized for internal purposes to approximately 35 customers, the largest and top five of which accounted for approximately 25% and 62% of such sales, respectively. See
"-- Competition." Marketing and sales efforts are conducted by a small staff located at the business unit's headquarters in Pleasanton, California, and by senior executives of KACC who often participate in the structuring of major sales transactions. A majority of the business unit's sales are based upon long-term relationships with metal merchants and end-users.

     Fabricated Aluminum Products

     KACC manufactures and markets fabricated aluminum products for the packaging, transportation, construction, and consumer durables markets in the United States and abroad. Sales in these markets are made directly and through distributors to a large number of customers. In 1995, four domestic beverage container manufacturers were among the leading customers for KACC's fabricated products and accounted for approximately 12% of KACC's sales revenue.

     KACC's fabricated products compete with those of numerous domestic and foreign producers and with products made of steel, copper, glass, plastic, and other materials. Product quality, price, and availability are the principal competitive factors in the market for fabricated aluminum products. KACC has focused its fabricated products operations on selected products in which KACC has production expertise, high-quality capability, and geographic and other competitive advantages.

     Flat-Rolled Products. The flat-rolled product business unit, the largest of KACC's fabricated products businesses, operates the Trentwood sheet and plate mill at Spokane, Washington. The Trentwood facility is KACC's largest fabricating plant and accounted for approximately 64% of KACC's 1995 fabricated aluminum products shipments. The business unit supplies the beverage container market (producing body, lid, and tab stock), the aerospace and general engineering markets (producing heat treat products), and the specialty coil markets (producing automotive brazing sheet, wheel, and tread products), both directly and through distributors. During 1995, KACC successfully completed a two year restructuring of its flat-rolled products operation at its Trentwood plant to reduce that facility's annual operating costs by at least $50.0 million.

     KACC's flat-rolled products are sold primarily to beverage container manufacturers located in the western United States and in the Asian Pacific Rim countries where the Trentwood plant's location provides KACC with a transportation advantage. Quality of products for the beverage container industry and timeliness of delivery are the primary bases on which KACC competes. KACC has made significant capital expenditures at Trentwood during the past several years in rolling technology and process control to improve the metal integrity, shape and gauge control of its products. The Company believes that such improvements have enhanced the quality of KACC's products for the beverage container industry and the capacity and efficiency of KACC's manufacturing operations. The Company believes that KACC is one of the highest quality producers of aluminum beverage can sheet in the world.

     KACC continues to implement changes to the process and product mix of its Trentwood rolling mill in an effort to maximize its profitability and maintain full utilization of the facility. Recently, KACC has approved an expansion of its heat treat capacity by approximately one-third, which will enable KACC to increase the range of its heat treat products and improve Trentwood's operating efficiency. Sales of KACC's heat treat products have increased significantly over the last several years and are made primarily to the aerospace and general engineering markets, which are experiencing growth in demand. The project is estimated to cost approximately $45.0 million and to take approximately two years to complete.

     In 1995, the flat-rolled products business unit had 31 domestic and foreign can sheet customers. The largest and top five of such customers accounted for approximately 14% and 41%, respectively, of the business unit's revenue. See
"-- Competition." In 1995, the business unit shipped products to approximately 150 customers in the aerospace, transportation, and industrial ("ATI") markets, most of which were distributors who sell to a variety of industrial end-users. The top five customers in the ATI markets for flat-rolled products accounted for approximately 13% of the business unit's revenue. The marketing staff for the flat-rolled products business unit is located at the Trentwood facility and in Pleasanton, California. Sales are made directly to customers (including distributors) from eight sales offices located throughout the United States. International customers are served by sales offices in the Netherlands and Japan and by independent sales agents in Asia and Latin America.

     Extruded Products. The extruded products business unit is headquartered in Dallas, Texas, and operates soft-alloy extrusion facilities in Los Angeles, California; Santa Fe Springs, California; Sherman, Texas; and London, Ontario, Canada; a cathodic protection business located in Tulsa, Oklahoma, that also extrudes both aluminum and magnesium; rod and bar facilities in Newark, Ohio, and Jackson, Tennessee, which produce screw machine stock, redraw rod, forging stock, and billet; and a facility in Richland, Washington, which produces seamless tubing in both hard and soft alloys for the automotive, other transportation, export, recreation, agriculture, and other industrial markets. Each of the soft-alloy extrusion facilities has fabricating capabilities and provides finishing services.

     The extruded products business unit's major markets are in the transportation industry, to which it provides extruded shapes for automobiles, trucks, trailers, cabs, and shipping containers, and in the distribution, durable goods, defense, building and construction, ordnance and electrical markets. In 1995, the extruded products business unit had approximately 825 customers for its products, the largest and top five of which accounted for approximately 6% and 20%, respectively, of its revenue. See "-- Competition." Sales are made directly from plants as well as marketing locations across the United States.

     Engineered Components. The engineered components business unit operates forging facilities at Erie, Pennsylvania; Oxnard, California; and Greenwood, South Carolina; a machine shop at Greenwood, South Carolina; and a casting facility in Canton, Ohio. The engineered components business unit is one of the largest producers of aluminum forgings in the United States and is a major supplier of high-quality forged parts to customers in the automotive, commercial vehicle and ordnance markets. The high strength-to-weight properties of forged and cast aluminum make it particularly well-suited for automotive applications. The business unit's casting facility manufactures aluminum engine manifolds for the automobile, truck and marine markets.

     In 1995, the engineered components business unit had approximately 250 customers, the largest and top five of which accounted for approximately 34% and 77%, respectively, of the business unit's revenue. See "-- Competition." The engineered components business unit's headquarters and a sales and engineering office are located in Detroit, Michigan. The sales and engineering office works with car makers and other customers, the Center for Technology (see "-- Research and Development"), and plant personnel to create new automotive component designs and improve existing products.

     KACC entered into a letter of intent with Accuride Corporation ("Accuride") in September 1996 to form a global joint-venture company to design, manufacture and market aluminum wheels for the commercial transportation industry. KACC and Accuride will each own 50% of the new company. KACC will receive a cash payment in exchange for certain wheel manufacturing assets located primarily at its Erie, Pennsylvania facility, which currently forges wheels and other fabricated aluminum products. The transaction is expected to be consummated during the fourth quarter of 1996 and is subject to various conditions, including the negotiation of definitive agreements, third party consents, and board approvals.

COMPETITION

     Aluminum competes in many markets with steel, copper, glass, plastic and numerous other materials. In recent years, plastic containers have increased and glass containers have decreased their respective shares of the soft drink sector of the beverage container market. In the United States, beverage container materials, including aluminum, face increased competition from plastics as increased polyethylene terephthalate ("PET") container capacity is brought on line by plastics manufacturers. Within the aluminum business, the Company competes with both domestic and foreign producers of bauxite, alumina and primary aluminum, and with domestic and foreign fabricators. Many of KACC's competitors have greater financial resources than KACC. KACC's principal competitors in the sale of alumina include Alcoa Alumina and Chemicals LLC, Billiton Marketing and Trading BV, and Alcan Aluminium Limited. KACC competes with most aluminum producers in the sale of primary aluminum. See "Risk
Factors -- Leverage."

     Primary aluminum and, to some degree, alumina are commodities with generally standard qualities, and competition in the sale of these commodities is based primarily upon price, quality and availability. KACC also competes with a wide range of domestic and international fabricators in the sale of fabricated aluminum products. Competition in the sale of fabricated products is based upon quality, availability, price and service, including delivery performance. KACC concentrates its fabricating operations on selected products in which it has production expertise, high-quality capability, and geographic and other competitive advantages. The Company believes that, assuming the current relationship between worldwide supply and demand for alumina and primary aluminum does not change materially, the loss of any one of its customers, including intermediaries, would not have a material adverse effect on its financial condition or results of operations.

RESEARCH AND DEVELOPMENT

     KACC conducts research and development activities principally at three facilities -- the Center for Technology ("CFT") in Pleasanton, California; the Primary Aluminum Products Division Technology Center ("ATC") adjacent to the Mead smelter in Spokane, Washington; and the Alumina Development Laboratory ("ADL") at the Gramercy, Louisiana, refinery, which supports Kaiser Alumina Technical Services ("KATS") and the facilities of the alumina business unit. Net expenditures for Company-sponsored research and development activities were $18.5 million in 1995, $16.7 million in 1994, and $18.5 million in 1993. KACC's research staff totaled 157 at December 31, 1995. KACC estimates that research and development net expenditures will be approximately $22.5 million in 1996.

     CFT performs research and development across a range of aluminum process and product technologies to support KACC's business units and new business opportunities. It also selectively offers technical services to third parties. Significant efforts are directed at product and process technology for the can sheet, aircraft and automotive markets, and aluminum reduction cell models which are applied to improving cell designs and operating conditions. The largest and most notable single project being developed at CFT is a unique micromill for the production of can sheet from molten metal using a continuous cast process. The capital and conversion costs of these micromills are expected to be significantly lower than conventional rolling mills. Micromills are also expected to result in lower transportation costs due to the ability to strategically locate a micromill in close proximity to a manufacturing facility. Micromills are expected to be particularly well suited to take advantage of the rapid growth in demand for can sheet expected in emerging markets in Asia and Latin America where there is limited indigenous supply. The Company believes that micromills should also be capable of manufacturing other sheet products at relatively low capital and operating costs. The micromill technology is based on a proprietary thin-strip, high-speed, continuous-belt casting technique linked directly to hot and cold rolling mills. The major advantage of the process is that the sheet is continuously manufactured from molten metal, unlike the conventional process in which the metal is first cast into large, solid ingots and subsequently rolled into sheet through a series of highly capital-intensive steps. The first micromill is nearing completion in Nevada as a full-scale demonstration and production facility. KACC expects operational start-up of the facility by the end of 1996. If KACC is successful in proving and commercializing its micromill technology, micromills could represent an important source of future growth. There can be no assurance that KACC will be able to successfully develop and commercialize the technology for use at full-scale facilities. KACC is currently financing the cost of the construction of the Nevada micromill, estimated to be approximately $70 million, from general corporate funds, including borrowings under the 1994 Credit Agreement.

     ATC maintains specialized laboratories and a miniature carbon plant where experiments with new anode and cathode technology are performed. ATC supports KACC's primary aluminum smelters, and concentrates on the development of cost-effective technical innovations such as equipment and process improvements. KATS provides improved alumina process technology to KACC's facilities and technical support to new business ventures in cooperation with KACC's international business development group. See "-- Strategy."

     KACC is actively engaged in efforts to license its technology and sell technical and managerial assistance to other producers worldwide. KACC's technology has been installed in alumina refineries, aluminum smelters and rolling mills located in the United States, Jamaica, Sweden, Germany, Russia, India, Australia, Korea, New Zealand, Ghana, the United Arab Emirates, and the United Kingdom. KACC's revenue from technology sales and technical assistance to third parties was $5.7 million in 1995, $10.0 million in 1994, and $12.8 million in 1993. See "-- Strategy."

     KACC has entered into agreements with respect to the Krasnoyarsk smelter in Russia under which KACC has licensed certain of its technology for use in such facility and agreed to provide purchasing services in obtaining Western-sourced technology and equipment to be used in such facility. These agreements were entered into in November 1990, and the services under them are expected to be completed in 1996. In addition, in 1993, KACC entered into agreements with respect to the Nadvoitsy smelter in Russia and the Korba smelter of the Bharat Aluminium Co. Ltd., in India, under which KACC has licensed certain of its technology for use in such facilities. Services under the Nadvoitsy agreements were completed in 1995, and services under the Korba agreements are essentially completed although final contract closure will not occur until mid-1997.

INTERNATIONAL BUSINESS DEVELOPMENT

     KACC is actively pursuing opportunities to increase its participation in emerging markets by using its technical expertise and capital to form joint ventures or acquire equity in aluminum-related facilities in foreign countries where it can apply its proprietary technology. KACC has created Kaiser Aluminum International to identify growth opportunities in targeted emerging markets and develop the needed country competence to complement KACC's product and process competence in capitalizing on such opportunities. KACC has focused its efforts on countries that are expected to be important suppliers of aluminum and/or large customers for aluminum and alumina, including the PRC, Russia and other members of the CIS, India, and Venezuela. KACC's proprietary retrofit technology has been installed by KACC at various third party locations throughout the world and is an integral part of KACC's initiatives for participating in new and existing smelting facilities.

     In 1995, KYRIL entered into the Joint Venture Agreements with LAS relating to the formation and operation of the Joint Venture. The Joint Venture's assets and operations are located primarily in the industrial city of Lanzhou, the capital of Gansu Province in northwestern China, and in nearby Lianhai, a special economic zone also in Gansu Province. The smelter at Lanzhou is the fifth largest aluminum smelter in the PRC and has a capacity of approximately 55,000 tons of primary aluminum per year. The smelter at Lianhai has a capacity of approximately 30,000 tons of primary aluminum per year. In 1995, the two smelters produced an aggregate of approximately 71,000 tons of primary aluminum, which amount was less than the aggregate capacity of the plants principally because of a shortage of electric power available to the plants in

1995 due to a drought which impacted the hydroelectric system. The shortage of electric power available to the plants continued during the first part of 1996; however, normal power supply has been restored since July.

     KYRIL contributed $9.0 million to the capital of the Joint Venture in July 1995. The parties to the Joint Venture are currently engaged in discussions concerning the amount, timing and other conditions relating to KYRIL's additional contributions to the Joint Venture and the use thereof by the Joint Venture. Governmental approval in the PRC will be necessary in order to implement any arrangements agreed to by the parties, and there can be no assurance such approvals will be obtained. At a recent meeting of the directors of the Joint Venture, KYRIL, LAS, and the Joint Venture reached an agreement (i) that extended until early 1997 the deadline for KYRIL to make a second capital contribution to the Joint Venture, and (ii) that KYRIL would continue to explore various methods of financing any future capital contributions to the Joint Venture, including possible financing from third-party investors.

     KACC, through its extruded products business unit, has entered into contracts to form two small joint venture companies in the PRC. KACC indirectly acquired equity interests of approximately 45% and 49%, respectively, in these two companies which will manufacture aluminum extrusions, in exchange for the contribution to those companies of certain used equipment, technology, services and cash. The majority equity interests in the two companies are owned by affiliates of Guizhou Guang Da Construction Company.

     See "Risk Factors -- Foreign Activities."

EMPLOYEES

     During 1995, KACC employed an average of 9,546 persons, compared with an average of 9,744 employees in 1994, and 10,220 employees in 1993. At December 31, 1995, KACC's work force was 9,624, including a domestic work force of 5,946, of whom 4,010 were paid at an hourly rate. Most hourly paid domestic employees are covered by collective bargaining agreements with various labor unions. Approximately 74% of such employees are covered by a master agreement (the "Labor Contract") with the USWA which expires September 30, 1998. The Labor Contract covers KACC's plants in Spokane (Trentwood and Mead) and Tacoma, Washington; Gramercy, Louisiana; and Newark, Ohio. The Labor Contract replaced a contract that expired October 31, 1994, and was reached after an eight-day work stoppage by the USWA at these plants in February 1995.

     The Labor Contract provides for base wages at all covered plants. In addition, workers covered by the Labor Contract may receive quarterly bonus payments based on various indices of profitability, productivity, efficiency, and other aspects of specific plant performance, as well as, in certain cases, the price of alumina or primary aluminum. Pursuant to the Labor Contract, base wage rates were raised effective January 2, 1995, were raised again effective November 6, 1995, and will be raised an additional amount effective November 3, 1997, and an amount in respect of the cost of living adjustment under the previous master agreement will be phased into base wages during the term of the Labor Contract. In the second quarter of 1995, KACC acquired up to $2,000 of preference stock held in a stock plan for the benefit of each of approximately 82% of the employees covered by the Labor Contract and in the first half of 1998 will acquire up to an additional $4,000 of such preference stock held in such plan for the benefit of substantially the same employees. In addition, a profitability test was satisfied and, therefore, KACC acquired during 1996 up to an additional $1,000 of such preference stock held in such plan for the benefit of substantially the same employees. KACC made comparable acquisitions of preference stock held for the benefit of each of certain salaried employees.

     In February 1995, Alpart's employees engaged in a six-day work stoppage by its National Workers Union, which was settled by a new contract which expired in April 1996. Contract negotiations are ongoing.

     Management considers KACC's employee relations to be satisfactory.

ENVIRONMENTAL MATTERS

     Kaiser and KACC are subject to the Environmental Laws. From time to time the Environmental Laws are amended and new ones are adopted. The Environmental Laws regulate, among other things, air and water emissions and discharges; the generation, storage, treatment, transportation and disposal of solid and hazardous waste; the release of hazardous or toxic substances, pollutants and contaminants into the environment; and, in certain instances, the environmental condition of industrial property prior to transfer or sale. In addition, Kaiser and KACC are subject to various federal, state and local workplace health and safety laws and regulations ("Health Laws").

     From time to time, KACC is subject, with respect to its current and former operations, to fines or penalties assessed for alleged breaches of the Environmental and Health Laws and to claims and litigation brought by federal, state or local agencies and by private parties seeking remedial or other enforcement action under the Environmental and Health Laws or damages related to alleged injuries to health or to the environment, including claims with respect to certain waste disposal sites and the remediation of sites presently or formerly operated by KACC. See "-- Legal Proceedings." KACC currently is subject to a number of lawsuits under CERCLA. KACC, along with several other entities, has also been named as a PRP for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA and, in certain instances, may be exposed to joint and several liability for those costs or damages to natural resources. KACC's Mead, Washington, facility has been listed on the National Priorities List under CERCLA. By letter dated June 18, 1996, the Washington State Department of Ecology advised KACC that there are several options for remediation at the Mead facility that would be acceptable to the Department. KACC expects that one of these remedial options will be agreed upon and incorporated into a Consent Decree in early 1997. In addition, in connection with certain of its asset sales, KACC has indemnified the purchasers of assets with respect to certain liabilities (and associated expenses) resulting from acts or omissions arising prior to such dispositions, including environmental liabilities.

     Based on the Company's evaluation of these and other environmental matters, the Company has established environmental accruals, primarily related to potential solid waste disposal and soil and ground-water remediation matters. At September 30, 1996, the balance of such accruals, which are primarily included in Long-term liabilities, was $32.9 million. These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation to be performed. The Company expects remediation to occur over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $2.0 to $10.0 million for the years 1996 through 2000 and an aggregate of approximately $7.0 million thereafter. Cash expenditures of $4.5 million in 1995, $3.6 million in 1994, and $7.2 million in 1993 were charged to previously established accruals relating to environmental costs. Approximately $8.4 million is expected to be charged to such accruals in 1996.

     As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $26.5 million and that the factors upon which a substantial portion of this estimate is based are expected to be resolved in early 1997. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, the Company currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. In addition to cash expenditures charged to environmental accruals, environmental capital spending was $9.2 million in 1995, $11.9 million in 1994, and $12.6 million in 1993. Annual operating costs for pollution control, not including corporate overhead or depreciation, were approximately $26.0 million in 1995, $23.1 million in 1994, and $22.4 million in 1993. Legislative, regulatory and economic uncertainties make it difficult to project future spending for these purposes. However, the Company currently anticipates that in the 1996-1997 period, environmental capital spending will be within the range of approximately $27.0 - $33.0 million per year, and operating costs for pollution control will be within the range of $28.0 - $29.0 million per year.

     See "Management's Discission and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Environmental Contingencies," Note 8 of the Notes to Consolidated

Financial Statements under the heading "Environmental Contingencies," Note 4 of the Notes to Interim Consolidated Financial Statements and "Risk
Factors -- Environmental Matters and Litigation."

PROPERTIES

     The locations and general character of the principal plants, mines, and other materially important physical properties relating to KACC's operations are described in "Business -- Production Operations" and those descriptions are incorporated herein by reference. KACC owns in fee or leases all the real estate and facilities used in connection with its business. Plants and equipment and other facilities are generally in good condition and suitable for their intended uses, subject to changing environmental requirements. Although KACC's domestic aluminum smelters and alumina facility were initially designed early in KACC's history, they have been modified frequently over the years to incorporate technological advances in order to improve efficiency, increase capacity, and achieve energy savings. The Company believes that KACC's domestic plants are cost competitive on an international basis. Due to KACC's variable cost structure, the plants' operating costs are relatively lower in periods of low primary aluminum prices and relatively higher in periods of high primary aluminum prices.

     KACC's obligations under the 1994 Credit Agreement are secured by, among other things, mortgages on its major domestic plants (other than the Gramercy alumina refinery and Nevada micromill). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Capital Structure."

LEGAL PROCEEDINGS

  Environmental Proceedings

     Aberdeen Pesticide Dumps Site Matter

     The Aberdeen Pesticide Dumps Site, listed on the Superfund National Priorities List, is composed of five separate sites around the town of Aberdeen, North Carolina (collectively, the "Sites"). The Sites are of concern to the United States Environmental Protection Agency (the "EPA") because of their past use as either pesticide formulation facilities or pesticide disposal areas from approximately the mid-1930's through the late 1980's. The United States originally filed a cost recovery complaint (as amended, the "Complaint") in the United States District Court for the Middle District of North Carolina, Rockingham Division, No. C-89-231-R, which, as amended, includes KACC and a number of other defendants. The Complaint seeks reimbursement for past and future response costs and a determination of liability of the defendants under
Section 107 of CERCLA. The EPA has performed a Remedial Investigation/Feasibility Study and issued a Record of Decision ("ROD") for the Sites in September 1991. The estimated cost of the major soil remediation selected for the Sites is approximately $32 million. Other possible remedies described in the ROD included on-site incineration and on-site ash disposal at an estimated cost of approximately $53 million and $222 million, respectively. The EPA has stated that it has incurred past costs at the Sites in the range of $7.5-$8 million as of February 9, 1993, and alleges that response costs will continue to be incurred in the future.

     On May 20, 1993, the EPA issued three unilateral Administrative Orders under Section 106(a) of CERCLA ordering the Respondents, including KACC, to perform the remedial design and remedial action described in the ROD for three of the Sites. The estimated cost as set forth in the ROD for the remedial action at the three Sites is approximately $27 million. In addition to KACC, a number of other companies are also named as respondents. KACC has entered into a PRP Participation Agreement with certain of the respondents (the "Aberdeen Site PRP Group" or the "Group") to participate jointly in responding to the Administrative Orders dated May 20, 1993, regarding soil remediation, to share costs incurred on an interim basis, and to seek to reach a final allocation of costs through agreement or to allow such final allocation and determination of liability to be made by the United States District Court. By letter dated July 6, 1993, KACC has notified the EPA of its ongoing participation with the Group which, as a group, are intending to comply with the Administrative Orders to the extent consistent with applicable law. By letters dated December 30, 1993, the EPA notified KACC of its potential liability for, and requested that KACC, along with a number of other companies, undertake or agree to finance, groundwater remediation at certain of the Sites. The ROD-selected remedy for the groundwater remediation selected by EPA includes a variety of techniques. The EPA has estimated the total present worth cost, including thirty years of operation and maintenance, at approximately $11.8 million. On June 22, 1994, the EPA issued two unilateral Administrative Orders under Section 106(a) of CERCLA ordering the respondents, including KACC, to undertake the groundwater remediation at three of the Sites. A PRP Participation Agreement with respect to groundwater remediation has been entered into by certain of the respondents, including KACC.

     By letter dated March 6, 1996, KACC gave notice of withdrawal from the Aberdeen Site PRP Group pursuant to the provisions of the PRP Participation Agreement. KACC advised the Group and the EPA that even if it were liable for cleanup at the Sites, which it expressly denies, it had already contributed far more than its allocable potential share of response costs. KACC has advised the Group and the EPA that it has fully complied with the unilateral Administrative Orders.

     In May 1996, the EPA urged KACC to rejoin the Group and indicated that it would consider seeking penalties against KACC if it did not. On October 10, 1996, the EPA notified KACC that it deems KACC to be in violation of the Administrative Orders. KACC and certain members of the Group have entered into an agreement with the United States Department of Justice (the "DOJ") to enter into a mediation process regarding an appropriate allocation of responsibility for response costs at the Sites and to proceed with certain work at the Sites. KACC has also agreed to fund a portion of the costs associated with certain work at the Sites during the mediation process.

     United States of America v. Kaiser Aluminum & Chemical Corporation

     In February 1989, a civil action was filed by the DOJ at the request of the EPA against KACC in the United States District Court for the Eastern District of Washington, Case Number C-89-106-CLQ. The complaint alleged that emissions from certain stacks at KACC's Trentwood facility in Spokane, Washington, intermittently violated the opacity standard contained in the Washington State Implementation Plan ("SIP"), approved by the EPA under the federal Clean Air Act. The complaint sought injunctive relief, including an order that KACC take all necessary action to achieve compliance with the Washington SIP opacity limit and the assessment of civil penalties of not more than $25,000 per day.

     KACC and the EPA, without adjudication of any issue of fact or law, and without any admission of the violations alleged in the underlying complaint, have entered into a Consent Decree, which was approved by a Consent Order entered by the United States District Court for the Eastern District of Washington in January 1996. As approved, the Consent Decree settles the underlying disputes and requires KACC to (i) pay a $.5 million civil penalty (which penalty has been paid), (ii) complete a program of plant improvements and operational changes that began in 1990 at its Trentwood facility, including the installation of an emission control system to capture particulate emissions from certain furnaces, and (iii) achieve and maintain furnace compliance with the opacity standard in the SIP by no later than February 28, 1997. KACC anticipates that capital expenditures for the environmental upgrade of the furnace operation at its Trentwood facility, including the improvements and changes required by the Consent Decree, will be approximately $20.0 million.

     Catellus Development Corporation v. Kaiser Aluminum & Chemical Corporation and James L. Ferry & Son, Inc.

     In January 1991, the City of Richmond, et al. (the "Plaintiffs") filed a Second Amended Complaint for Damages and Declaratory Relief against the United States, Catellus Development Corporation ("Catellus") and other defendants (collectively, the "Defendants") alleging, among other things, that the Defendants caused or allowed hazardous substances, pollutants, contaminants, debris and other solid wastes to be discharged, deposited, disposed of or released on certain property located in Richmond, California (the "Property") formerly owned by Catellus and leased to KACC for the purpose of shipbuilding activities conducted by KACC on behalf of the United States during World War II. The Plaintiffs sought recovery of response costs and natural resource damages under CERCLA. Certain of the Plaintiffs alleged that they had incurred or expect to incur costs and damages of approximately $49.0 million. Catellus subsequently filed a third party complaint (the "Third Party Complaint") against KACC in the United States District Court for the Northern District of California, Case No. C-89-2935 DLJ. Thereafter, the Plaintiffs filed a separate complaint against KACC, Case No. C-92-4176. The Plaintiffs settled their CERCLA and tort claims against the United States for $3.5 million plus thirty-five percent (35%) of future response costs.

     The trial involving this case commenced in March 1995. During the trial, Plaintiffs settled their claims against Catellus in exchange for payment of approximately $3.3 million. Subsequently, on June 2, 1995, the United States District Court for the Northern District of California issued an order on the remaining claims in that action. On December 7, 1995, the District Court issued a final judgment on those claims concluding that KACC is liable for various costs and interest, aggregating approximately $2.2 million, fifty percent (50%) of future costs of cleaning up certain parts of the Property and certain fees and costs associated specifically with the claim by Catellus against KACC. KACC paid the City of Richmond $1.8 million in partial satisfaction of this judgment. In January 1996, Catellus filed a notice of appeal with respect to its indemnity judgment against KACC. KACC has since filed a notice of cross appeal as to the Court's decision adjudicating that KACC is obligated to indemnify Catellus. In February 1996, the Plaintiffs filed motions seeking reimbursement of fees and costs from KACC in the aggregate amount of $2.8 million. On July 8, 1996 the Court issued an order awarding Plaintiffs nominal costs, which amount has been paid. The order also awarded Catellus de minimis costs. Catellus has filed a notice of appeal. On August 12, 1996, the Court issued an order granting the Catellus motion for attorneys' fees in the amount of approximately $.9 million. KACC and Catellus have filed notices of appeal with respect to the attorneys' fees award. Based on KACC's estimate of future costs of cleanup, resolution of the Catellus matter is not expected to have a material adverse effect on the Company's consolidated financial condition, results of operations, or liquidity.

     Waste Inc. Superfund Site

     On December 8, 1995, the EPA issued a unilateral Administrative Order for Remedial Design and Remedial Action under CERCLA to KACC and thirty-one other respondents for remedial design and action at the Waste Inc. Superfund Site at Michigan City, Indiana. This site was operated as a landfill from 1965 to 1982. KACC is alleged to have arranged for the disposal of waste from its formerly-owned plant at Wanatah, Indiana, during the period from 1964 to 1972. In its Record of Decision, the EPA estimated the cost of the work to be performed to have a present value of $15.7 million. KACC's share of the total waste sent to the site is unknown. A consultant retained by a group of PRPs estimated that KACC contributed 2.0% of the waste sent to the site by the forty-one largest contributors. KACC's ultimate exposure will depend on the number of PRPs that participate and the volume of waste properly allocable to KACC. Based on the EPA's cost estimate, KACC believes that its financial exposure for remedial design and remedial action at this site is less than $500,000. KACC has entered into a Participation Agreement with thirteen of the respondents to perform the work required under the Administrative Order.

     Asbestos-related Litigation

     KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. For a discussion of asbestos-related litigation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Asbestos Contingencies."

  DOJ Proceedings

     On August 24, 1994, the DOJ issued Civil Investigative Demand No. 11356 ("CID No. 11356") requesting information from the Company regarding (i) its production, capacity to produce, and sales of primary aluminum from January 1, 1991, to the date of the response; (ii) any actual or contemplated reduction in its production of primary aluminum during that period; and (iii) any communications with others regarding any actual, contemplated, possible or desired reductions in primary aluminum production by the Company or any of its competitors during that period. Kaiser's management believes that the Company's actions have at all times been appropriate, and the Company has submitted documents and interrogatory answers to the DOJ responding to CID No. 11356.

     On March 27, 1995, the DOJ issued Civil Investigative Demand No. 12503 ("CID No. 12503"), as part of an industry-wide investigation, requesting information from KACC regarding (i) any actual or contemplated changes in its method of pricing can sheet from January 1, 1994, through March 31, 1995, (ii) the percentage of aluminum scrap and primary aluminum ingot used by KACC to produce can sheet and the manner in which KACC's cost of acquiring aluminum scrap is factored into its can sheet prices, and (iii) any communications with others regarding any actual or contemplated changes in its method of pricing can sheet from January 1, 1994, through March 31, 1995. Management believes that KACC's actions have at all times been appropriate, and KACC has submitted documents and interrogatory answers to the DOJ responding to CID No. 12503.

  Other Proceedings

     Matheson et al v. Kaiser Aluminum Corporation et al.

     On March 19, 1996, a lawsuit was filed against MAXXAM, the Company and the Company's directors challenging and seeking to enjoin a proposed recapitalization of the Company (the "Proposed Recapitalization") and the April 10, 1996, special stockholders meeting at which the Proposed Recapitalization was to be considered. The suit, which is entitled Matheson et al. v. Kaiser Aluminum Corporation et al. (No. 14900) and was filed in the Delaware Court of Chancery, alleges, among other things, breaches of fiduciary duties by certain defendants and that the Proposed Recapitalization violates Delaware law and the certificate of designations for the PRIDES. On April 8, 1996, the Delaware Court of Chancery issued a ruling which preliminarily enjoined the Company from implementing the Proposed Recapitalization. On April 19, 1996, the Delaware Supreme Court granted the Company's motion to consider, on an expedited basis, the Company's appeal of the preliminary injunction and on May 1, 1996, the Company's stockholders approved the Proposed Recapitalization which was not implemented at that time due to the pending appeal. On August 29, 1996, the Delaware Supreme Court upheld the preliminary injunction and remanded the case to the Court of Chancery. On September 24, 1996, the plaintiffs filed a motion to make permanent the temporary injunction issued on April 8, 1996. On September 27, 1996, the Board of Directors of the Company adopted a resolution abandoning the Proposed Recapitalization. On October 2, 1996, the Company filed a motion in the Delaware Court of Chancery to dismiss the shareholder litigation relating to the Proposed Recapitalization on the ground of mootness and filed a response to plaintiffs' motion for entry of a permanent injunction. The Court has not ruled on either motion. The decision to abandon the Proposed Recapitalization does not preclude a recapitalization from being proposed to the stockholders of the Company in the future, including a substantially identical recapitalization structure after the redemption or conversion of the PRIDES.

     Hammons v. Alcan Aluminum Corp., et al

     On March 5, 1996, a class action complaint was filed against the Company, Alcan Aluminum Corp., Aluminum Company of America, Alumax, Inc., Reynolds Metals Company and the Aluminum Association in the Superior Court of California for the County of Los Angeles, Case No. BC145612. The complaint claims that the defendants conspired, in violation of the California Cartwright Act (Bus. & Prof. Code sec. 16720 & 16750), in conjunction with a Memorandum of Understanding ("MOU") entered into by representatives of Australia, Canada, the European Union, Norway, the Russian Federation and the United States in 1994, to restrict the production of primary aluminum resulting in rises in prices for primary aluminum and aluminum products. The complaint seeks certification of a class consisting of persons who at any time between January 1, 1994, and the date of the complaint purchased aluminum or aluminum products manufactured by one or more of the defendants and estimates damages sustained by the class to be $4.4 billion during the year 1994, before trebling. Plaintiff's counsel has estimated damages to be $4.4 billion per year for each of the two years the MOU was active, which when trebled equals $26.4 billion.

     On April 2, 1996 the case was removed to the United States District Court for the Central District of California. On July 11, 1996, the Court granted summary judgement in favor of the Company and other defendants and dismissed the complaint as to all defendants. On July 18, 1996, the plaintiff filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit.

  Other Matters

     Various other lawsuits and claims are pending against KACC. While uncertainties are inherent in the final outcome of such matters and it is presently impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

     There can be no assurance that adverse determinations and/or unfavorable settlements with respect to the Company's or KACC's legal proceedings will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. See "Risk Factors -- Environmental Matters and Litigation."

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS

     The table below sets forth certain information, as of October 31, 1996, with respect to the executive officers and directors of the Company who perform services for the Company. All officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

                      NAME                      POSITIONS AND OFFICES WITH THE COMPANY
        ---------------------------------  ------------------------------------------------
        George T. Haymaker, Jr...........  Chairman of the Board, Chief Executive Officer,
                                             President and Director
        Joseph A. Bonn...................  Vice President, Planning and Administration
        Robert E. Cole...................  Vice President, Government Affairs, of KACC
        John E. Daniel...................  Vice President, and President of Kaiser Primary
                                             Products, of KACC
        Jack A. Hockema..................  Vice President of KACC, and President of Kaiser
                                             Extruded Products and Kaiser Engineered
                                             Components
        Robert W. Irelan.................  Vice President, Public Relations, of KACC
        John T. La Duc...................  Vice President and Chief Financial Officer
        Alan G. Longmuir.................  Vice President, Research and Development, of
                                             KACC
        Raymond J. Milchovich............  Vice President of KACC, and President of Kaiser
                                             Flat-Rolled Products
        Anthony R. Pierno................  Vice President and General Counsel
        Geoffrey W. Smith................  Vice President of KACC, and President of Kaiser
                                             Alumina and Kaiser Aluminum Commodities
        Kris S. Vasan....................  Vice President, Financial Risk Management, of
                                             KACC
        Byron L. Wade....................  Vice President, Secretary and Deputy General
                                             Counsel
        Lawrence L. Watts................  Vice President of KACC, and President of Kaiser
                                             Aluminum International
        Arthur S. Donaldson..............  Controller
        Karen A. Twitchell...............  Treasurer
        Robert J. Cruikshank.............  Director
        Charles E. Hurwitz...............  Director
        Ezra G. Levin....................  Director
        Robert Marcus....................  Director
        Robert J. Petris.................  Director

     George T. Haymaker, Jr. Mr. Haymaker, age 58, was elected to the positions of Chairman of the Board and Chief Executive Officer of the Company and KACC effective January 1, 1994, and has served as President of the Company and as President of KACC since May 1996 and June 1996, respectively. From May 1993 to December 1993, Mr. Haymaker served as President and Chief Operating Officer of the Company and KACC. Mr. Haymaker became a director of the Company in May 1993, and a director of KACC in June 1993. From 1987 to April 1993, Mr. Haymaker was a partner in a partnership which acquired, redirected and operated small to medium sized companies in the metals industry. Since July 1987, Mr. Haymaker has been a director, and from February 1992 through March 1993 was President of, Metalmark Corporation, which is in the business of semi-fabrication of aluminum specialty foils and extrusions. From May 1986 until February 1993, he also served as President of West Coast Sales Corp., which provides management and acquisition services. Mr. Haymaker also served as Chief Executive Officer and a director of Amarlite Architectural Products, Inc. ("Amarlite"), a producer of architectural curtain wall and entrance products, from August 1990 to April 1992 and from April 1989 to February 1993, respectively. He was a director of American Powdered Metals Company, which is engaged in the manufacture of powdered metal components, from August 1988 to March 1993, and Hayken Metals Asia Limited, which represents manufacturers of aluminum and metal products, from January 1988 to April 1993. From 1984 to 1986, Mr. Haymaker served as Executive Vice President -- Aluminum Operations of Alumax Inc., responsible for all primary aluminum and semifabricating activities.

     Joseph A. Bonn. Mr. Bonn, age 53, has been Vice President, Planning and Administration of the Company and KACC since February 1992 and July 1989, respectively. Mr. Bonn has served as a Vice President of KACC since April 1987 and served as Senior Vice President -- Administration of MAXXAM from September 1991 through December 1992. He was also KACC's Director of Strategic Planning from April 1987 until July 1989. From September 1982 to April 1987, Mr. Bonn served as General Manager of various aluminum fabricating divisions.

     Robert E. Cole. Mr. Cole, age 49, has been a Vice President of KACC since March 1981. Since September 1990, Mr. Cole also has served as Vice
President -- Federal Government Affairs of MAXXAM, MGI, and The Pacific Lumber Company ("Pacific Lumber"), an indirect subsidiary of MAXXAM engaged in forest products operations. Mr. Cole is currently Chairman of the United States Auto Parts Advisory Committee established by the United States Congress.

     John E. Daniel. Mr. Daniel, age 60, has been a Vice President of KACC since January 1992, President of Kaiser Primary Products since June 1995, and has been the General Manager of KACC's primary aluminum products business unit since November 1990. From November 1990 to January 1992, he was Divisional Vice President of KACC's primary aluminum products business unit. From December 1989 to November 1990, Mr. Daniel was Reduction Plant Manager of KACC's Tacoma, Washington plant and from July 1986 to December 1989, he was Reduction Plant Manager of KACC's formerly owned Ravenswood, West Virginia plant.

     Jack A. Hockema. Mr. Hockema, age 49, has been a Vice President of KACC, President of Kaiser Extruded Products and President of Kaiser Engineered Components since September 1996. Mr. Hockema had been a consultant to KACC since September 1995, serving as acting President of Kaiser Engineered Components. Mr. Hockema was an employee of KACC from 1977 to 1982, working at KACC's Trentwood facility, and serving as plant manager of its former Union City, California, can plant and as operations manager for Kaiser Extruded Products. Mr. Hockema left KACC to become Vice President and General Manager of Bohn Extruded Products, a division of Gulf+ Western, and later served as Group Vice President of American Brass Specialty Products until June 1992. From June 1992 until September 1996, Mr. Hockema provided consulting and investment advisory services to individuals and companies in the metals industry.

     Robert W. Irelan. Mr. Irelan, age 59, has served KACC as Vice President, Public Relations since February 1988. He has also been Vice President -- Public Relations of MAXXAM, MGI and Pacific Lumber since September 1990. From June 1985 to February 1988, Mr. Irelan served as divisional Vice President -- Corporate Public Relations of KACC, and from 1968 to June 1985 he served KACC and certain affiliated companies in a variety of positions.

     John T. La Duc. Mr. La Duc, age 53, has been Vice President and Chief Financial Officer of the Company since June 1989 and May 1990, respectively, and was Treasurer of the Company from August 1995 until February 1996 and from January 1993 until April 1993. Mr. La Duc has been Chief Financial Officer of KACC since January 1990 and a Vice President of KACC since June 1989. He was also Treasurer of KACC from June 1995 until February 1996. Since September 1990, Mr. La Duc has served as Senior Vice President of MAXXAM. Mr. La Duc also serves as a Vice President and a director of MGI, Pacific Lumber, and Pacific Lumber's subsidiary, Scotia Pacific Holding Company ("Scotia Pacific"). He previously served as

Chief Financial Officer of MAXXAM and MGI from September 1990 until December 1994 and February 1995, respectively, and of Pacific Lumber from October 1990 and Scotia Pacific from November 1992 until February 1995.

     Alan G. Longmuir. Mr. Longmuir, age 55, has been Vice President -- Research and Development of KACC since June 1995, and previously was Divisional Vice President -- Research and Development of KACC since October 1988. Mr. Longmuir served as KACC's Director of Manufacturing Systems from January 1985 to October 1988. From September 1982 to January 1985 he acted as KACC's Manager -- Automated Systems and Electrical Engineering; and from January 1978 to September 1982 was the Company's Manager -- Metals Automation.

     Raymond J. Milchovich. Mr. Milchovich, age 47, has been a Vice President of KACC and President of Kaiser Flat-Rolled Products since June 1995. From July 1986 to June 1995, Mr. Milchovich served as Divisional Vice President of KACC's flat-rolled products business unit and Works Manager of KACC's Trentwood facility.

     Anthony R. Pierno. Mr. Pierno, age 64, has served as Vice President and General Counsel of the Company and KACC since January 1992. He also serves as Senior Vice President and General Counsel of MAXXAM, positions he has held since February 1989. Mr. Pierno has also served as Vice President and General Counsel of MGI and Pacific Lumber since May 1989, and Scotia Pacific since November 1992, and as a director of MGI and Pacific Lumber since January 1994 and November 1993, respectively. Immediately prior to joining MAXXAM, Mr. Pierno served as partner in charge of the business practice group in the Los Angeles office of the law firm of Pillsbury, Madison & Sutro. He has served as the Commissioner of Corporations of the State of California and as Chair of several committees of the State Bar of California. Mr. Pierno is Chairman of the Board of Trustees of Whittier College, and a former member and past Chairman of the Board of Trustees of Marymount College.

     Geoffrey W. Smith. Mr. Smith, age 50, has been a Vice President of KACC since January 1992, President of Kaiser Alumina since June 1995, and President of Kaiser Aluminum Commodities since June 1996. From December 1994 until June 1995, Mr. Smith was General Manager of KACC's alumina business unit. Mr. Smith previously served as Co-General Manager of KACC's alumina business unit from September 1991 through December 1994. From September 1990 to January 1992, Mr. Smith was Divisional Vice President of KACC's alumina business unit. From August 1988 to August 1990, Mr. Smith was Director of Business Development for the alumina business unit, and from 1982 to August 1988, he was Operations/Technical Manager for KACC's Gramercy, Louisiana facility.

     Kris S. Vasan. Mr. Vasan, age 47, has been Vice President, Financial Risk Management, of KACC since June 1995. Mr. Vasan previously served as Treasurer of KACC from April 1993 until June 1995 and as Treasurer of the Company from April 1993 until August 1995. Prior to that, Mr. Vasan served the Company and KACC as Corporate Director of Financial Planning and Analysis from June 1990 until April 1993. From October 1987 until June 1990, he served as Associate Director of Financial Planning and Analysis.

     Byron L. Wade. Mr. Wade, age 49, has served as Vice President and Secretary of the Company and KACC since January 1992, and Deputy General Counsel of the Company and KACC since June and May 1992, respectively. Mr. Wade has also served as Vice President and Deputy General Counsel of MAXXAM since May 1990, and Secretary of MAXXAM since October 1988. He previously served as Assistant Secretary and Assistant General Counsel of MAXXAM from November 1987 to October 1988 and May 1990, respectively. In addition, Mr. Wade has served since May 1993 as a Vice President and Secretary of SHRP General Partner, Inc. ("SHRP"), the current managing general partner of Sam Houston Race Park, Ltd., a Texas limited partnership and subsidiary of MAXXAM which operates a horse racing facility in Texas ("SHRP, Ltd."). Mr. Wade has served as Vice President, Secretary and Deputy General Counsel of Pacific Lumber and Scotia Pacific since June 1990 and November 1992, respectively, and as Vice President, Secretary and Deputy General Counsel of MGI since July 1990. He had previously served since 1983 as Vice President, Secretary and General Counsel of MCO Resources, Inc., a publicly traded oil and gas company, which was majority owned by MAXXAM.

     Lawrence L. Watts. Mr. Watts, age 50, has been a Vice President of KACC since January 1992 and President of Kaiser Aluminum International since June 1995. From April 1994 until June 1995, Mr. Watts was General
Manager -- International Development. Mr. Watts previously served as Co-General Manager of KACC's alumina business unit from September 1991 until December 1994. From June 1989 to January 1992, Mr. Watts was Divisional Vice President, Governmental Affairs and Human Resources, for the alumina business unit, and from July 1988 to June 1989, he was Divisional Vice President, Public Relations and Governmental Relations, for the alumina business unit. From September 1984 to July 1988, Mr. Watts was Manager, Human Resources for the alumina business unit.

     Arthur S. Donaldson. Mr. Donaldson, age 54, became Controller of the Company and KACC effective February 1, 1996. Mr. Donaldson previously served as Assistant Controller of the Company and KACC since September 1992. From January 1985 to September 1992, Mr. Donaldson was Manager of External Reporting for KACC.

     Karen A. Twitchell. Ms. Twitchell, age 41, was elected to the position of Treasurer of the Company and KACC effective February 1, 1996. Prior to joining the Company, Ms. Twitchell was Vice President and Treasurer of Southdown, Inc., a Houston-based company specializing in portland and masonry cement, since April 1994 and Treasurer since 1989.

     Robert J. Cruikshank. Mr. Cruikshank, age 66, has served as a director of the Company and KACC since January 1994. In addition, he has been a director of MAXXAM since May 1993. Mr. Cruikshank was a Senior Partner in the international public accounting firm of Deloitte & Touche from December 1989 until his retirement in March 1993. Prior to its merger with Touche Ross & Co. in December 1989, Mr. Cruikshank served as Managing Partner of Deloitte Haskins & Sells from June 1974 until the merger, and served on the firm's board of directors from 1981 to 1985. Mr. Cruikshank also serves as a director and on the Compensation Committee of Houston Industries Incorporated, a public utility holding company with interests in electric utilities, coal and transportation businesses; a director of Texas Biotechnology Incorporated; a director of American Residential Services; and as Advisory Director of Compass Bank -- Houston.

     Charles E. Hurwitz. Mr. Hurwitz, age 56, was appointed Vice Chairman of KACC in December 1994 and has served as a director of the Company and KACC since November and October 1988, respectively. Mr. Hurwitz has also served as a member of the Board of Directors and the Executive Committee of MAXXAM since August 1978 and was elected Chairman of the Board and Chief Executive Officer of MAXXAM in March 1980. Since May 1982, Mr. Hurwitz has been Chairman of the Board and Chief Executive Officer of MGI. Since January 1993, Mr. Hurwitz has also served MAXXAM and MGI as President. From May 1986 until February 1993, Mr. Hurwitz served as a director of Pacific Lumber. Mr. Hurwitz has been, since January 1974, Chairman of the Board and Chief Executive Officer of Federated, a New York business trust primarily engaged in the management of real estate investments. Mr. Hurwitz has also served SHRP as a director since May 1993, Chairman of the Board since October 1995, and President from May 1993 until April 1996.

     Ezra G. Levin. Mr. Levin, age 62, has been a director of the Company since July 1991, a director of KACC since November 1988, and a director of MAXXAM since May 1978. Mr. Levin also served as a director of KACC from April 1988 to May 1990, and as a director of MGI from May 1982 through December 1993. Mr. Levin is a partner in the law firm of Kramer, Levin, Naftalis & Frankel. He also serves as a director of Pacific Lumber, Scotia Pacific and United Mizrahi Bank and Trust Company.

     Robert Marcus. Mr. Marcus, age 71, has been a director of the Company and KACC since September 1991. From 1987 to January 1992, Mr. Marcus was a partner in American Industrial Partners, a San Francisco and New York based firm specializing in private equity investments in industrial companies. From 1983 to 1991, Mr. Marcus was a director of Domtar Inc., a Canadian resource-based multi-business corporation. From 1982 to 1987, Mr. Marcus served as President and Chief Executive Officer of Alumax Inc., an integrated aluminum company.

     Robert J. Petris. Mr. Petris, age 71, has been a director of the Company since May 1995 and of KACC since June 1995. He became Special Assistant to the International President of the USWA in June 1995.

Since 1977, Mr. Petris has been a member of the International Union Executive Board and Director of District 38, where he has been exposed to a wide range of issues and problems in the aluminum, steel, container and non-ferrous metals industries. Mr. Petris plans to retire from the USWA this year.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board of Directors of the Company has four standing committees, consisting of Executive, Audit, Compensation Policy, and Section 162(m) Compensation Committees.

     The Executive Committee, which currently consists of two members, meets on call and has authority to act on most matters during the intervals between meetings of the entire Board of Directors. Its current members are Messrs. Hurwitz (Chairman) and Haymaker.

     The Audit Committee presently consists of Messrs. Levin, Marcus (Chairman) and Petris. The Audit Committee meets with appropriate Company financial and legal personnel, internal auditors and independent public accountants and reviews the internal controls of the Company and the objectivity of its financial reporting. This Committee recommends to the Board the appointment of the independent public accountants to serve as auditors in examining the corporate accounts of the Company. The independent public accountants periodically meet privately with the Audit Committee and have access to the Audit Committee at any time.

     The Compensation Policy Committee administers and establishes overall compensation policies (except those related to Section 162(m) plans), reviews and advises management, makes recommendations to the Board, and reviews and approves proposals regarding the establishment or change of benefit plans, salaries or compensation afforded the executive officers and other employees of the Company. Messrs. Cruikshank, Levin (Chairman) and Marcus currently serve as members of this Committee.

     The Section 162(m) Compensation Committee administers the Company's Section 162(m) plans, makes recommendations to the Board, and reviews and approves proposals regarding those plans. Messrs. Cruikshank (Chairman) and Marcus currently serve as members of this Committee.

     The Board of Directors of the Company does not have a standing nominating committee nor does it have any committee performing a similar function.

DIRECTOR COMPENSATION

     Directors who were not employees of the Company or KACC, received a base fee of $30,000 for the 1995 calendar year. Non-employee directors of the Company who were also non-employee directors of MAXXAM, received director or committee fees for serving as a director of the Company and/or KACC in addition to the fees received from MAXXAM. In addition to the compensation payable as a director for 1995, the Chairman of each of the Executive, Audit and Compensation Committees was paid a fee of $3,000 per year for services as Chairman of such committee. All members of such committees received a fee of $1,500 per day per committee meeting held in person on a date other than a Board meeting date and $500 per formal telephone committee meeting. In respect of 1995, Messrs. Cruikshank, Levin, Marcus and Petris received an aggregate of $32,500, $35,500, $40,856 and $22,209, respectively, in such director and committee fees from the Company and KACC.

     Subject to the approval of the Chairman of the Board, directors may also be paid additional ad hoc fees for extraordinary services in the amount of $750 per half day or $1,500 per day for such services. No such extraordinary services were performed during 1995. Directors are reimbursed for travel and other disbursements relating to Board and committee meetings. Fees to directors who are also employees of the Company, KACC or MAXXAM are deemed to be included in their salary. Directors of the Company were also directors of KACC and received the foregoing compensation for acting in both capacities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  Ownership of the Company and MAXXAM

     As of October 31, 1996, MAXXAM owned approximately 62% of the issued and outstanding capital stock of the Company on a fully diluted basis.

     The following table sets forth, as of October 31, 1996, the beneficial ownership of the common stock and Class A $.05 Non-Cumulative Participating Convertible Preferred Stock ("Class A Preferred Stock") of MAXXAM by the directors of the Company, and by the Company's directors and executive officers as a group:

                                                                                               PERCENT
                                                                                                  OF
                                                                                               COMBINED
         NAME OF                                          NUMBER OF                 PERCENT     VOTING
     BENEFICIAL OWNER             TITLE OF CLASS          SHARES(1)                 OF CLASS   POWER(2)
--------------------------  --------------------------  --------------              --------   --------
Charles E. Hurwitz........  Common Stock                     2,733,542(3)(4)(5)      31.2%       61.0
                            Class A Preferred Stock            680,441(4)(5)(6)(7)    99.1
Ezra G. Levin.............  Common Stock                         1,325(4)(5)(8)       *          *
Robert J. Cruikshank......  Common Stock                         1,325(8)             *          *
All directors and
  executive officers of
  the Company as a group
  (21 persons)............  Common Stock                     2,776,234(9)             31.5       61.1
                            Class A Preferred Stock            680,441(7)             99.1

---------------

 *  Less than 1%.

(1) Unless otherwise indicated, beneficial owners have sole voting and investment power with respect to the shares listed. Includes the number of shares (i) such persons would have received on, or within 60 days of, October 31, 1996, if any, for their exercisable stock appreciation rights ("SARs") (excluding SARs payable in cash only) if such rights had been paid solely in shares of MAXXAM common stock, and (ii) of MAXXAM common stock credited to such person's stock fund account under MAXXAM's 401(k) savings plan as of September 30, 1996.

(2) MAXXAM Class A Preferred Stock is generally entitled to ten votes per share.

(3) Includes 1,669,451 shares of MAXXAM common stock owned by Federated Development Inc., a wholly owned subsidiary of Federated ("FDI"), a wholly owned subsidiary of Federated Development Company, as to which Mr. Hurwitz possesses voting and investment power. Federated Development Company ("Federated") is a New York business trust primarily engaged in the management of real estate investments and which is wholly-owned by Mr. Hurwitz, members of his immediate family, and trusts for the benefit thereof. Mr. Hurwitz serves as a trustee of Federated. Also includes (a) 20,892 shares of MAXXAM common stock separately owned by Mr. Hurwitz's spouse and as to which Mr. Hurwitz disclaims beneficial ownership, (b) 46,500 shares of MAXXAM common stock owned by a limited partnership controlled by Mr. Hurwitz and his spouse, 23,250 of which shares were separately owned by Mr. Hurwitz's spouse prior to their transfer to such limited partnership and as to which Mr. Hurwitz disclaims beneficial ownership, (c) 119,832 shares of MAXXAM common stock owned by the 1992 Hurwitz Investment Partnership, L.P., of which 59,916 shares are owned by Mr. Hurwitz's spouse as separate property and as to which Mr. Hurwitz disclaims beneficial ownership, (d) 805,692 shares of MAXXAM common stock held directly, and (e) 71,175 shares of MAXXAM common stock that FDI may acquire in exchange for 7% Cumulative Exchangeable Preferred Stock of MCO Properties Inc., a wholly owned subsidiary of MAXXAM.

(4) In addition, Federated, Messrs. Hurwitz and Levin, and Mr. James H. Paulin, Jr., Secretary and Treasurer of Federated, may be deemed a "group" (the "Stockholder Group") within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. As of October 31, 1996, in the aggregate, the Stockholder Group beneficially owned 2,735,219 shares of MAXXAM common stock and

    680,574 shares of Class A Preferred Stock, aggregating approximately 61.03% of the total voting power of MAXXAM. By reason of the foregoing and their relationship with the members of the Stockholder Group, Messrs. Hurwitz and Levin may be deemed to possess shared voting and investment power with respect to the shares held by the Stockholder Group.

(5) Does not include shares owned by other members of the Stockholder Group.

(6) Includes (a) 661,377 shares owned by FDI, (b) options exercisable on, or within 60 days of, October 31, 1996, to acquire 18,000 shares, and (c) 1,064 shares owned directly.

(7) Includes options exercisable on, or within 60 days of, October 31, 1996, to acquire 18,000 shares of Class A Preferred Stock.

(8) Includes options exercisable on, or within 60 days of, October 31, 1996, to acquire 325 shares of MAXXAM common stock.

(9) Includes options exercisable on, or within 60 days of, October 31, 1996, to acquire 39,650 shares of MAXXAM common stock.

     At October 31, 1996, 28,000,000 shares of Common Stock owned by MAXXAM were pledged as security for two debt issues of MGI consisting of $100.0 million aggregate principal amount of 11 1/4% Senior Secured Notes due 2003 and $125.7 million aggregate principal amount of 12 1/4% Senior Discount Notes due 2003.

                              CERTAIN TRANSACTIONS

     For certain periods through June 30, 1993, the Company and its subsidiaries (including KACC) were included in the consolidated Federal income tax return filed by MAXXAM. Payments to MAXXAM or refunds from MAXXAM may still be required by or payable to the Company or KACC under the tax allocation agreements that governed those periods due to the final resolution of audits, amended returns and related matters with respect to such periods. The 1994 Credit Agreement prohibits any cash payments by KACC to MAXXAM pursuant to the relevant tax allocation agreement after February 15, 1994; however, MAXXAM may offset amounts owing to it against amounts owed by it under the relevant tax allocation agreement, and KACC may make certain cash payments to MAXXAM that are required as a result of audits of MAXXAM's tax returns and only to the extent of any amounts paid after February 15, 1994 by MAXXAM to KACC under the relevant tax allocation agreement. While the Company and KACC are severally liable for the MAXXAM tax group's Federal income tax liability for all of 1993 and applicable prior periods, pursuant to the relevant tax allocation agreements, MAXXAM indemnifies the Company and KACC to the extent the tax liability exceeds amounts payable by them under such agreements.

     On June 30, 1993, the Company and KACC entered into a tax allocation agreement (the "KACC Tax Allocation Agreement") effective for periods beginning on or after July 1, 1993. Pursuant to the terms of the KACC Tax Allocation Agreement, the Company pays any consolidated Federal income tax liability for the Company and its subsidiaries which are members of an affiliated group of corporations (an "Affiliated Group") within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the "Code"), of which the Company is the common parent corporation (the "Kaiser Tax Group"). KACC is liable to the Company for the Federal income tax liability of KACC and its subsidiaries (collectively, the "KACC Subgroup") computed as if the KACC Subgroup were a separate Affiliated Group which was never affiliated with the Kaiser Tax Group (taking into account all limitations under the Code and regulations applicable to the KACC Subgroup), except that the KACC Subgroup excludes interest income received or accrued on an intercompany note issued by the Company in connection with a financing consummated in December 1989 (the "KACC Subgroup's Separate Income Tax Liability"). To the extent such calculation results in a net operating loss or a net capital loss or credit which the KACC Subgroup could have carried back to a prior applicable taxable period under the principles of Sections 172 and 1502 of the Code, the Company pays to KACC an amount equal to the tax refund to which KACC would have been entitled (but not in excess of the aggregate amount previously paid by KACC to the Company for the current year and the three prior taxable years). If such separately calculated net operating loss or net capital loss or credit of the

KACC Subgroup cannot be carried back to a prior taxable year of the KACC Subgroup for which the KACC Subgroup paid its separate tax liability to the Company, the net operating loss or net capital loss or credit becomes a loss or credit carryover of the KACC Subgroup to be used in computing the KACC Subgroup's Separate Income Tax Liability for future taxable years. The same principles are applied to any consolidated or combined state or local income tax returns filed by the Kaiser Tax Group with respect to KACC and its subsidiaries. Although, under Treasury regulations, all members of the Kaiser Tax Group, including the members of the KACC Subgroup, are severally liable for the Kaiser Tax Group's Federal income tax liability, under the KACC Tax Allocation Agreement, the Company indemnifies each KACC Subgroup member for all Federal income tax liabilities relating to taxable years during which such KACC Subgroup member was a member of the Kaiser Tax Group, except for payments required under the KACC Tax Allocation Agreement.

     KACC and MAXXAM have an arrangement pursuant to which they reimburse each other for certain allocable costs associated with the performance of services by their respective employees. KACC paid a total of approximately $2.4 million to MAXXAM pursuant to such arrangements and MAXXAM paid approximately $2.5 million to KACC pursuant to such arrangements in respect of 1995. Generally, KACC and MAXXAM endeavor to minimize the need for reimbursement by ensuring that employees are employed by the entity to which the majority of their services are rendered.

     On December 15, 1992, KACC issued a note (the "PIK Note") to a subsidiary of MAXXAM in the principal amount of $2.5 million, representing the entire amount of a dividend received by such subsidiary in respect of the shares of Common Stock which it owned. The PIK Note which accrued interest, compounded semiannually, at a rate equal to 12% per annum, was paid, together with accrued interest thereon, on June 30, 1995.

     Mr. Levin, a director of the Company and KACC, is a partner in the law firm of Kramer, Levin, Naftalis & Frankel, which provides legal services for the Company and its subsidiaries.

     On April 17, 1995, SHRP, Ltd. and two affiliated entities, SHRP Acquisition, Inc. and SHRP Capital Corp., filed voluntary corporate petitions under Chapter 11 of the United States Bankruptcy Code. Their bankruptcy plan has since been confirmed and the transactions contemplated by the bankruptcy reorganization plan were consummated on October 6, 1995. Since July 1993, Mr. Wade has served as a director, Vice President and Secretary of SHRP, Inc., SHRP, Ltd.'s sole general partner prior to SHRP, Ltd.'s bankruptcy reorganization, and of SHRP Capital Corp., a subsidiary of SHRP, Ltd. Also, Mr. Hurwitz has served as a director of SHRP, Inc. and SHRP Capital Corp. since July 1993, Chairman of the Board of SHRP, Inc. from July 1993 until October 6, 1995, and Chairman of the Board and President of SHRP Capital Corp. from July 1993 until October 6, 1995.

     In October 1990, Amarlite filed a voluntary corporate petition under Chapter 11 of the United States Bankruptcy Code. In December 1991, Amarlite obtained approval of its reorganization plan, which was funded and substantially consummated on January 14, 1992. Mr. Haymaker was Chief Executive Officer and a director of Amarlite during such period.

                         DESCRIPTION OF PREFERRED STOCK

     As stated below under "Description of Capital Stock," pursuant to the Company's Restated Certificate of Incorporation, the Board of Directors of the Company may provide for the issuance of up to 20,000,000 shares of Preferred Stock in one or more series. A total of 9,200,000 shares of Preferred Stock were designated as PRIDES in connection with the February 1994 offering of the PRIDES. As of October 31, 1996, there were 8,673,850 shares of PRIDES outstanding which were held by 77 holders of record. The Company's Board of Directors is authorized, without any further vote or action by the Company's stockholders, to divide the Preferred Stock into one or more classes or one or more series within any class thereof and to determine the voting rights (including the right to vote as a class of series on particular matters and elect directors in certain circumstances), preferences, conversion, liquidation, dividend, and other rights of each such series. Upon issuance against full payment of the purchase price therefor, shares of Preferred Stock offered hereby will be fully paid and non-assessable. The descriptions of the Preferred Stock set forth below and the description of the terms of a particular series of Preferred Stock that will be set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the Company's Restated Certificate of Incorporation and the certificate of resolution establishing designation, preferences and rights relating to such series.

     The specific terms of a particular series of Preferred Stock offered hereby will be described in a Prospectus Supplement relating to such series and will include the following:

     (i) The maximum number of shares to constitute the series and the distinctive designation thereof;

     (ii) The annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate and whether dividends will be cumulative;

    (iii) Whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

     (iv) The liquidation preference, if any, applicable to shares of the series;

     (v) Whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

     (vi) The terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock of the Company or another corporation or any series of any other class or classes, or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

    (vii)  The voting rights, if any, on the shares of the series;

    (viii) The currency or units based on or relating to currencies in which such series is denominated and/or in which payments will or may be payable;

     (ix) The methods by which amounts payable in respect of such series may be calculated and any commodities, currencies or indices, or price, rate or value, relevant to such calculation;

     (x) Whether fractional interests in shares of the series will be offered in the form of Depositary Shares as described below under "Description of Depositary Shares"; and

     (xi) Any other preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof.

                        DESCRIPTION OF DEPOSITARY SHARES

     The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts (as defined below) does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of Preferred Stock which have been or will be filed with the Commission in connection with the offering of such series of Preferred Stock.

GENERAL

     The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a Depositary to the public of Depositary Shares, each of which will represent fractional interests of a particular series of Preferred Stock (which will be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock).

     The shares of any series of Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50.0 million (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of Depositary Shares will be entitled, in proportion to the applicable fractional interests in shares of Preferred Stock underlying such Depositary Shares, to all the rights and preferences of the Preferred Stock underlying such Depositary Shares (including dividend, voting, redemption, conversion and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement (the "Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional interests in shares of the related series of Preferred Stock in accordance with the terms of the offering for Preferred Stock described in the related Prospectus Supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion, as nearly as practicable, to the numbers of such Depositary Shares owned by such holders on the relevant record date, subject to any applicable tax withholding. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale of such property and distribution of the net proceeds from such sale to such holders, subject to any applicable tax withholding.

     Any subscription or similar rights offered by the Company to holders of Preferred Stock will be made available to the holders of Depositary Shares in such manner as the Depositary may determine, with the approval of the Company.

REDEMPTION PROVISIONS

     If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys, securities or other property payable upon such redemption and any money, securities or other property to which the holders of such Depositary Shares were entitled, including any accrued and unpaid dividends payable in connection with such redemption, upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING RIGHTS

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled, subject to any applicable restrictions, to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so.

AMENDMENT AND TERMINATION OF DEPOSITARY AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of any Preferred Stock and any redemption of such Preferred Stock. Holders of Depositary Shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50.0 million.

MISCELLANEOUS

     The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the applicable Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

                          DESCRIPTION OF COMMON STOCK

     For a description of the Common Stock, see "Description of Capital Stock -- Common Stock."

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants to purchase Common Stock or Preferred Stock, which may be issued independently of or together with any other Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate Warrant Agreement (each a "Warrant Agreement") to be entered into between the Company and a Warrant Agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrant of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of any Warrants, including the following: (i) the title of such Warrants; (ii) the offering price, if any, of such Warrants; (iii) the aggregate number of such Warrants; (iv) the designation and terms of the Common Stock or Preferred Stock purchasable upon exercise of such Warrants; (v) if applicable, the designation and terms of the Securities with which such Warrants are issued and the number of such Warrants issued with each such Security; (vi) if applicable, the date from and after which such Warrants and any Securities issued therewith will be separately transferable; (vii) the number of shares of Common Stock or Preferred Stock purchasable upon exercise of a Warrant and the price at which such shares may be purchased upon exercise; (viii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire, including the Company's right to accelerate the exercisability of Warrants to purchase Common Stock or Preferred Stock; (ix) if applicable, the minimum or maximum amount of such Warrants which may be exercised at any one time; (x) the currency, currencies or currency unit or units in which the offering price, if, any, and the exercise price are payable; (xi) if applicable, a discussion of certain United States federal income tax considerations; (xii) the antidilution provisions, if any, of such Warrants; (xiii) the redemption or call provisions, if any, applicable to such Warrants; and (xiv) any additional terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, and 20,000,000 shares of Preferred Stock. The following is a summary of the material terms of the capital stock of the Company, but does not purport to be complete or to give full effect to the provisions of statutory or common law, and is subject in all respects to the applicable provisions of the Company's Restated Certificate of Incorporation.

COMMON STOCK

     The Company is authorized by its Restated Certificate of Incorporation to issue 100,000,000 shares of Common Stock, of which 71,646,389 shares were issued and outstanding as of October 31, 1996.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights. Subject to the rights of holders of any Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive, conversion or redemption rights. All outstanding shares of Common Stock are duly and validly issued, fully paid and nonassessable.

PREFERRED STOCK

     General

     The Board of Directors has the authority (without action by the stockholders) to issue the authorized and unissued Preferred Stock in one or more classes or one or more series within any class thereof and to determine the voting rights (including the right to vote as a class of series on particular matters and elect directors in certain circumstances), preferences, conversion, liquidation, dividend, and other rights of each such series. A total of 9,200,000 Preferred Shares were designated as PRIDES in connection with the February 1994 offering of the PRIDES. As of October 31, 1996, there were 8,673,850 shares of PRIDES outstanding which were held by 77 holders of record.

     The PRIDES

     The PRIDES are Preferred Stock and rank senior as to dividends and upon liquidation to the Company's Common Stock. The PRIDES convert automatically into shares of Common Stock on December 31, 1997 (the "Mandatory Conversion Date"). See "-- Mandatory Conversion." In addition, the Company has the option to redeem the shares of the PRIDES, in whole or in part, at any time or from time to time after December 31, 1996 (the "Initial Redemption Date") and prior to the Mandatory Conversion Date. See "-- Right to Call for Redemption." At any time prior to the Mandatory Conversion Date, unless previously redeemed, each share of the PRIDES is convertible at the option of the holder thereof into .8333 of a share of Common Stock, subject to adjustment for stock splits and certain other events. See "-- Conversion at the Option of the Holder."

     Dividends

     The holders of shares of PRIDES are entitled to receive (when, as and if the Board of Directors declares dividends out of funds legally available therefor) cumulative preferential cash dividends at the rate of $.97 per annum or $.2425 per quarter for each share of the PRIDES, payable quarterly in arrears on the last day of each March, June, September and December, provided, however, that, with respect to any dividend period during which a redemption occurs, the Company may, at its option, declare accrued dividends on the shares of PRIDES, in which case such dividends shall not be included in the calculations of the call price. Dividends cease to accrue in respect of the PRIDES on the earliest of (i) the day immediately prior to the Mandatory Conversion Date, or (ii) the day immediately prior to the date of redemption of any such shares.

     Mandatory Conversion

     On the Mandatory Conversion Date each outstanding share of the PRIDES will convert automatically into one share of Common Stock (subject to adjustment for certain events), and the right to receive an amount in cash equal to all accrued and unpaid dividends.

     Right to Call for Redemption

     Shares of the PRIDES are not redeemable by the Company before the Initial Redemption Date. At any time or from time to time after the Initial Redemption Date and prior to the Mandatory Conversion Date, the Company may call, in whole or in part, the outstanding shares of PRIDES for redemption. For each share of PRIDES called for redemption, the holder thereof is entitled to receive the number of shares of Common Stock equal to the greater of (i) the Call Price (as defined below) in effect on the redemption date divided by the current market price (as defined) per share of Common Stock as of the second trading day immediately preceding the notice date or (ii) .8333 of a share of Common Stock (subject to adjustment for stock splits and certain other events). The Call Price of each share of PRIDES is the sum of (i) $11.9925 on and after the

Initial Redemption Date, to and including March 30, 1997; $11.9319 on and after March 31, 1997, to and including June 29, 1997; $11.8713 on and after June 30, 1997, to and including September 29, 1997; $11.8106 on and after September 30, 1997, and including November 29, 1997; and $11.75 on and after November 30, 1997, to and including December 30, 1997; and (ii) all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record as of a date prior to the redemption date).

     Conversion at the Option of the Holder

     The shares of PRIDES are convertible at the option of the holders thereof, at any time before the Mandatory Conversion Date, unless previously redeemed, into shares of Common Stock, at a rate of .8333 of a share of Common Stock for each share of PRIDES, subject to adjustment for stock splits and certain other events. The right to convert shares of PRIDES called for redemption will terminate immediately before the close of business on the day prior to any redemption date with respect to such shares.

     Liquidation Rights

     The PRIDES are shares of Preferred Stock and rank senior in right and priority of payment to the Common Stock upon liquidation. Subject to the terms of any stock ranking senior to, or on a parity with, the shares of PRIDES, the liquidation preference applicable to each share of the PRIDES will be an amount equal to the sum of (i) $11.75 and (ii) an amount equal to all accrued and unpaid dividends payable with respect to such share of PRIDES.

     Voting Rights

     Holders of shares of PRIDES are entitled to 4/5 vote per share. Except as required by law or as to certain matters as to which separate class voting rights have been granted to the holders of the PRIDES or may be granted in the future to the holders of one or more other classes or series of stock, the holders of the PRIDES, the holders of the Common Stock, and the holders of any other classes or series of stock which may in the future be entitled to vote in such manner, vote together with each other, and not as separate classes, on all matters voted upon by the stockholders. In addition, subject to certain exceptions, the affirmative vote of two-thirds of the shares of PRIDES actually voting (voting separately as a class) is required to permit the Company to (i) issue any class or series of stock, or any security convertible at the option of the holder thereof into shares of any class or series of stock, ranking senior to the PRIDES as to dividends or upon liquidation, (ii) modify the terms of a certain intercompany note (which provides funds to the Company to enable the Company to make dividend payments on the PRIDES) in a manner that materially adversely affects the Company as the holder of such intercompany note or the holders of the PRIDES, (iii) amend the Restated Certificate of Incorporation in a manner that materially adversely affects the holders of the PRIDES, (iv) consummate a merger or consolidation of the Company with KACC if certain conditions are not satisfied, or (v) consummate a merger or consolidation of the Company with any other corporation if certain conditions are not satisfied. In the event that dividends payable on the PRIDES are in arrears in an aggregate amount equivalent to six full quarterly dividends, the holders of the outstanding PRIDES are entitled to elect, together with the holders of all classes or series of outstanding Preferred Stock as to which similar voting rights are exercisable, voting separately as a class, two directors of the Company, such directors to be in addition to the number of directors constituting the board of directors immediately before the accrual of such right.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in and/or outside the United States:
(i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The applicable Prospectus Supplement with respect to the Securities to which it relates (the "Offered Securities") will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities and, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of the Prospectus Supplement relating to such offering. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     If dealers are utilized in the sale of Offered Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     If an agent is used in an offering of Offered Securities, the agent will be named, and the terms of the agency will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in such Prospectus Supplement, an agent will act on a best efforts basis for the period of its appointment.

     The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Securities may be sold directly by the Company to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales, including the terms of any bidding or auction process, will be described in the Prospectus Supplement relating thereto.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Securities other than shares of Common Stock may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for any such other Securities.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by Anthony R. Pierno, Esq., Vice President and General Counsel of the Company.

                                    EXPERTS

     The audited consolidated financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
                                AUDITED FINANCIAL STATEMENTS

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
  Report of Independent Public Accountants............................................   F-2
  Consolidated Balance Sheets at December 31, 1995 and 1994...........................   F-3
  Statements of Consolidated Income (Loss) for the Years Ended December 31, 1995, 1994
     and 1993.........................................................................   F-4
  Statements of Consolidated Cash Flows for the Years Ended December 31, 1995, 1994
     and 1993.........................................................................   F-5
  Notes to Consolidated Financial Statements..........................................   F-6

KAISER ALUMINUM CORPORATION -- Parent Company Only
  Condensed Balance Sheets at December 31, 1995 and 1994..............................  F-30
  Condensed Statements of Income for the Years Ended December 31, 1995, 1994 and
     1993.............................................................................  F-31
  Condensed Statements of Cash Flows for the Years Ended December 31, 1995, 1994
     and 1993.........................................................................  F-32
  Notes to Financial Statements.......................................................  F-33

                               UNAUDITED FINANCIAL STATEMENTS

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
  Quarterly Financial Data............................................................  F-34
  Consolidated Balance Sheets at September 30, 1996 and December 31, 1995.............  F-35
  Statements of Consolidated Income for the Nine Months Ended September 30, 1996 and
     1995.............................................................................  F-36
  Statements of Consolidated Cash Flows for the Nine Months Ended September 30, 1996
     and 1995.........................................................................  F-37
  Notes to Interim Consolidated Financial Statements..................................  F-38

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Kaiser Aluminum Corporation:

     We have audited the accompanying consolidated balance sheets of Kaiser Aluminum Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaiser Aluminum Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
February 16, 1996

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                              DECEMBER 31,
                                                                          ---------------------
                                                                            1995         1994
                                                                          --------     --------
                                                                             (IN MILLIONS OF
                                                                          DOLLARS, EXCEPT SHARE
                                                                                AMOUNTS)
Current assets:
  Cash and cash equivalents.............................................  $   21.9     $   17.6
  Receivables:
  Trade, less allowance for doubtful receivables of $5.0 in 1995 and
     $4.2 in 1994.......................................................     222.9        150.7
     Other..............................................................      85.7         48.5
  Inventories...........................................................     525.7        468.0
  Prepaid expenses and other current assets.............................      76.6        158.0
                                                                          ---------    ---------
          Total current assets..........................................     932.8        842.8
Investments in and advances to unconsolidated affiliates................     178.2        169.7
Property, plant, and equipment -- net...................................   1,109.6      1,133.2
Deferred income taxes...................................................     269.1        271.2
Other assets............................................................     323.5        281.2
                                                                          ---------    ---------
          Total.........................................................  $2,813.2     $2,698.1
                                                                          =========    =========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................................  $  184.5     $  152.1
  Accrued interest......................................................      32.0         32.6
  Accrued salaries, wages, and related expenses.........................     105.3         77.7
  Accrued postretirement medical benefit obligation -- current
     portion............................................................      46.8         47.0
  Other accrued liabilities.............................................     129.4        176.9
  Payable to affiliates.................................................      94.2         85.3
  Long-term debt -- current portion.....................................       8.9         11.5
                                                                          ---------    ---------
          Total current liabilities.....................................     601.1        583.1
Long-term liabilities...................................................     548.5        495.5
Accrued postretirement medical benefit obligation.......................     734.0        734.9
Long-term debt..........................................................     749.2        751.1
Minority interests......................................................     122.7        116.2
Stockholders' equity:
  Preferred stock, par value $.05, authorized 20,000,000 shares;
     Series A Convertible, stated value $.10, issued and outstanding,
      nil and 1,938,295 in 1995 and 1994................................                     .2
     PRIDES Convertible, par value $.05, issued and outstanding,
      8,673,850 and 8,855,550 in 1995 and 1994..........................        .4           .4
  Common stock, par value $.01, authorized 100,000,000 shares; issued
     and outstanding, 71,638,514 and 58,205,083 in 1995 and 1994........        .7           .6
  Additional capital....................................................     530.3        527.8
  Accumulated deficit...................................................    (459.9)      (502.6)
  Additional minimum pension liability..................................     (13.8)        (9.1)
                                                                          ---------    ---------
          Total stockholders' equity....................................      57.7         17.3
                                                                          ---------    ---------
          Total.........................................................  $2,813.2     $2,698.1
                                                                          =========    =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                    STATEMENTS OF CONSOLIDATED INCOME (LOSS)

                                                                     YEAR ENDED DECEMBER 31,
                                                                 --------------------------------
                                                                   1995        1994        1993
                                                                 --------    --------    --------
                                                                     (IN MILLIONS OF DOLLARS,
                                                                    EXCEPT PER SHARE AMOUNTS)
Net sales.....................................................   $2,237.8    $1,781.5    $1,719.1
                                                                 --------    --------    --------
Costs and expenses:
  Cost of products sold.......................................    1,798.4     1,625.5     1,587.7
  Depreciation................................................       94.3        95.4        97.1
  Selling, administrative, research and development, and
     general..................................................      134.5       116.8       121.9
  Restructuring of operations.................................                               35.8
                                                                 --------    --------    --------
          Total costs and expenses............................    2,027.2     1,837.7     1,842.5
                                                                 --------    --------    --------
Operating income (loss).......................................      210.6       (56.2)     (123.4)
Other expense:
  Interest expense............................................      (93.9)      (88.6)      (84.2)
  Other -- net................................................      (14.1)       (7.3)        (.9)
                                                                 --------    --------    --------
Income (loss) before income taxes, minority interests,
  extraordinary loss, and cumulative effect of changes in
  accounting principles.......................................      102.6      (152.1)     (208.5)
(Provision) credit for income taxes...........................      (37.2)       53.8        86.9
Minority interests............................................       (5.1)       (3.1)       (1.5)
                                                                 --------    --------    --------
Income (loss) before extraordinary loss and cumulative effect
  of changes in accounting principles.........................       60.3      (101.4)     (123.1)
Extraordinary loss on early extinguishment of debt, net of tax
  benefit of $2.9 and $11.2 for 1994 and 1993, respectively...                   (5.4)      (21.8)
Cumulative effect of changes in accounting principles, net of tax
  benefit of $237.7...........................................                             (507.3)
                                                                 --------    --------    --------
Net income (loss).............................................   $   60.3    $ (106.8)   $ (652.2)
Dividends on preferred stock..................................      (17.6)      (20.1)       (6.3)
                                                                 --------    --------    --------
Net income (loss) available to common shareholders............   $   42.7    $ (126.9)   $ (658.5)
                                                                 ========    ========    ========
Earnings (loss) per common and common equivalent share:
  Primary:
     Income (loss) before extraordinary loss and cumulative
       effect of changes in accounting principles.............   $    .69    $  (2.09)   $  (2.25)
     Extraordinary loss.......................................                   (.09)       (.38)
     Cumulative effect of changes in accounting principles....                              (8.84)
                                                                 --------    --------    --------
     Net income (loss)........................................   $    .69    $  (2.18)   $ (11.47)
                                                                 ========    ========    ========
  Fully diluted...............................................   $    .72
                                                                 ========
Weighted average common and common equivalent shares
  outstanding (000):
  Primary.....................................................     62,264      58,139      57,423
                                                                 ========    ========    ========
  Fully diluted...............................................     71,809
                                                                 ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                     YEAR ENDED DECEMBER 31,
                                                                 -------------------------------
                                                                  1995       1994        1993
                                                                 -------    -------    ---------
                                                                    (IN MILLIONS OF DOLLARS)
Cash flows from operating activities:
  Net income (loss)...........................................   $  60.3    $(106.8)   $  (652.2)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used for) operating activities:
     Depreciation.............................................      94.3       95.4         97.1
     Amortization of excess investment over equity in
       unconsolidated affiliates..............................      11.4       11.6         11.9
     Amortization of deferred financing costs and discount on
       long-term debt.........................................       5.4        6.2         11.2
     Equity in (income) losses of unconsolidated affiliates...     (19.2)       1.9          3.3
     Restructuring of operations..............................                              35.8
     Minority interests.......................................       5.1        3.1          1.5
     Extraordinary loss on early extinguishment of
       debt -- net............................................                  5.4         21.8
     Cumulative effect of changes in accounting
       principles -- net......................................                             507.3
     (Increase) decrease in receivables.......................    (109.7)      36.4         (6.1)
     (Increase) decrease in inventories.......................     (57.7)     (41.1)        13.0
     Decrease (increase) in prepaid expenses and other
       assets.................................................      82.9      (60.6)        (5.2)
     Increase (decrease) in accounts payable..................      32.4       25.8        (10.3)
     (Decrease) increase in accrued interest..................       (.6)       9.3         19.2
     Increase in payable to affiliates and accrued
       liabilities............................................      10.6       50.8         76.9
     Decrease in accrued and deferred income taxes............      (7.4)     (68.8)       (96.4)
     Other....................................................      10.9        9.3          8.1
                                                                 -------    -------    ---------
          Net cash provided by (used for) operating
            activities........................................     118.7      (22.1)        36.9
                                                                 -------    -------    ---------
Cash flows from investing activities:
  Net proceeds from disposition of property and investments...       8.6        4.1         13.1
  Capital expenditures........................................     (79.4)     (70.0)       (67.7)
  Investments in joint ventures...............................      (9.0)
                                                                 -------    -------    ---------
          Net cash used for investing activities..............     (79.8)     (65.9)       (54.6)
                                                                 -------    -------    ---------
Cash flows from financing activities:
  Repayments of long-term debt, including revolving credit....    (537.7)    (345.1)    (1,134.5)
  Borrowings of long-term debt, including revolving credit....     532.3      378.9      1,068.1
  Borrowings from MAXXAM Group Inc. (see supplemental
     disclosure below)........................................                              15.0
  Tender premiums and other costs of early extinguishment of
     debt.....................................................                             (27.1)
  Net short-term debt repayments..............................                  (.5)        (4.3)
  Incurrence of financing costs...............................       (.8)     (19.2)       (12.7)
  Dividends paid..............................................     (20.8)     (14.8)        (6.3)
  Capital stock issued........................................       1.2      100.1        119.3
  Redemption of minority interests' preference stock..........      (8.8)      (8.5)        (4.2)
                                                                 -------    -------    ---------
          Net cash (used for) provided by financing
            activities........................................     (34.6)      90.9         13.3
                                                                 -------    -------    ---------
Net increase (decrease) in cash and cash equivalents during
  the year....................................................       4.3        2.9         (4.4)
Cash and cash equivalents at beginning of year................      17.6       14.7         19.1
                                                                 -------    -------    ---------
Cash and cash equivalents at end of year......................   $  21.9    $  17.6    $    14.7
                                                                 =======    =======    =========
Supplemental disclosure of cash flow information:
  Interest paid, net of capitalized interest..................   $  88.8    $  73.1    $    53.7
  Income taxes paid...........................................      35.7       16.0         13.5
  Tax allocation payments from MAXXAM Inc.....................                 (3.9)
Supplemental disclosure of non-cash financing activities:
  Exchange of the borrowings from
     MAXXAM Group Inc. for capital stock......................                         $    15.0

The accompanying notes to consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the statements of Kaiser Aluminum Corporation (the "Company" or "Kaiser") and its majority-owned subsidiaries. The Company is a direct subsidiary of MAXXAM Inc. ("MAXXAM") and conducts its operations through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). KACC operates in all principal aspects of the aluminum industry -- the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum, and the manufacture of fabricated and semi-fabricated aluminum products. The Company's production levels of alumina and primary aluminum exceed its internal processing needs, which allows it to be a major seller of alumina and primary aluminum to domestic and international third parties (see Note 10).

     The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amount of revenues and expenses during the reporting period. Uncertainties, with respect to such estimates and assumptions, are inherent in the preparation of the Company's consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the Company's consolidated financial position and results of operation.

     Investments in 50%-or-less-owned entities are accounted for primarily by the equity method. Intercompany balances and transactions are eliminated. Certain reclassifications of prior-year information were made to conform to the current presentation.

CHANGES IN ACCOUNTING PRINCIPLES

     The Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106"), and Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112"), as of January 1, 1993. The costs of postretirement benefits other than pensions and postemployment benefits are now accrued over the period employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the changes in accounting principles for the adoption of SFAS 106 and SFAS 112 were recorded as charges to results of operations of $497.7 and $7.3, net of related income taxes of $234.2 and $3.5, respectively. These deferred income tax benefits were recorded at the federal statutory rate in effect on the date the accounting standards were adopted, before giving effect to certain valuation allowances. The new accounting standards had no effect on the Company's cash outlays for postretirement or postemployment benefits, nor did these one-time charges affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements and applicable legal requirements, to amend or terminate these benefits.

     The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), as of January 1, 1993. The adoption of SFAS 109 changed the Company's method of accounting for income taxes to an asset and liability approach from the deferral method prescribed by Accounting Principles Board Opinion No. 11, Accounting for Income Taxes. The asset and liability approach requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

financial statement and tax bases of assets and liabilities using enacted tax rates. The cumulative effect of the change in accounting principle reduced the Company's results of operations by $2.3. The adoption of SFAS 109 required the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded in connection with the acquisition by MAXXAM in October 1988. As a result of restating these assets and liabilities, the loss before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles for the year ended December 31, 1993, was increased by $9.3.

CASH AND CASH EQUIVALENTS

     The Company considers only those short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

INVENTORIES

     Substantially all product inventories are stated at last-in, first-out ("LIFO") cost, not in excess of market value. Replacement cost is not in excess of LIFO cost. Other inventories, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor, and manufacturing overhead, including depreciation. Inventories consist of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995     1994
                                                                ------   ------
    Finished fabricated products..............................  $ 91.5   $ 49.4
    Primary aluminum and work in process......................   195.9    203.1
    Bauxite and alumina.......................................   119.6    102.3
    Operating supplies and repair and maintenance parts.......   118.7    113.2
                                                                ------   ------
                                                                $525.7   $468.0
                                                                ======   ======

DEPRECIATION

     Depreciation is computed principally by the straight-line method at rates based on the estimated useful lives of the various classes of assets. The principal estimated useful lives by class of assets are:

    Land improvements......................................   8 to 25 years
    Buildings..............................................  15 to 45 years
    Machinery and equipment................................  10 to 22 years

STOCK-BASED COMPENSATION

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for a stock-based compensation plan. Accordingly, no compensation cost has been recognized for this plan (see Note 6).

OTHER EXPENSE

     Other expense in 1995, 1994 and 1993 includes $17.8, $16.5 and $17.9 of pre-tax charges related principally to establishing additional: (i) litigation reserves for asbestos claims, and (ii) environmental reserves for potential soil and ground water remediation matters each pertaining to operations which were discontinued prior to the acquisition of the Company by MAXXAM in 1988.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

DEFERRED FINANCING COSTS

     Costs incurred to obtain debt financing are deferred and amortized over the estimated term of the related borrowing. Amortization of deferred financing costs of $5.3, $6.0, and $11.2 for the years ended December 31, 1995, 1994, and 1993, respectively, are included in interest expense.

FOREIGN CURRENCY

     The Company uses the United States dollar as the functional currency for its foreign operations.

DERIVATIVE FINANCIAL INSTRUMENTS

     Gains and losses arising from the use of derivative financial instruments are reflected in the Company's operating results concurrently with the consummation of the underlying hedged transactions. Deferred gains or losses as of December 31, 1995, are included in Prepaid expenses and other current assets and Other accrued liabilities. The Company does not hold or issue derivative financial instruments for trading purposes (see Note 9).

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the estimated fair value of the Company's financial instruments, together with the carrying amounts of the related assets or liabilities. Unless otherwise noted, the carrying amount of all financial instruments is a reasonable estimate of fair value.

                                                           DECEMBER 31, 1995         DECEMBER 31, 1994
                                                         ---------------------     ---------------------
                                                         CARRYING   ESTIMATED      CARRYING   ESTIMATED
                                                          AMOUNT    FAIR VALUE      AMOUNT    FAIR VALUE
                                                         --------   ----------     --------   ----------
Debt...................................................   $758.1      $806.3        $762.6      $747.6
Foreign currency contracts.............................                  1.9                       3.5

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

          Debt -- The quoted market prices were used for the Senior Notes and 12 3/4% Notes (see Note 4). The fair value of all other debt is based on discounting the future cash flows using the current rate for debt of similar maturities and terms.

          Foreign Currency Contracts -- The fair value generally reflects the estimated amounts that the Company would receive to enter into similar contracts at the reporting date, thereby taking into account unrealized gains or losses on open contracts (see Note 9).

EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

     Primary earnings (loss) per common and common equivalent share are computed by dividing net income (loss) available to common shareholders by the weighted average number of common and common equivalent shares outstanding during the period. Fully diluted earnings per common and common equivalent share are computed as if the Series A Shares and 181,700 shares of PRIDES (the "Converted PRIDES") had been converted to common shares at the beginning of the period. Accordingly, for purposes of the fully diluted calculations, the dividends attributable to the Series A Shares and the Converted PRIDES ($9.2 for the year ended December 31, 1995) have not been deducted from net income, and the weighted average number of common and common equivalent shares outstanding includes the shares issued upon conversion of the Series A Shares and the Converted PRIDES as if they had been outstanding for the entire period. As a result

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

of the redemption of the Series A Shares and conversion of the Converted PRIDES during the 1995 period, fully diluted earnings per share are presented for such period, even though the result is antidilutive. For the years ended December 31, 1994 and 1993, common equivalent shares attributable to the preferred stock and non-qualified stock options were excluded from the calculation of weighted average shares because they were antidilutive.

2.  INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

     Summary combined financial information is provided below for unconsolidated aluminum investments, most of which supply and process raw materials. The investees are Queensland Alumina Limited ("QAL") (28.3% owned), Anglesey Aluminum Limited ("Anglesey") (49.0% owned), and Kaiser Jamaica Bauxite Company (49.0% owned). The equity in earnings (losses) before income taxes of such operations is treated as a reduction (increase) in cost of products sold. At December 31, 1995 and 1994, KACC's net receivables from these affiliates were not material.

SUMMARY OF COMBINED FINANCIAL POSITION

                                                                                DECEMBER 31,
                                                                               ---------------
                                                                                1995     1994
                                                                               ------   ------
Current assets...............................................................  $429.0   $342.3
Property, plant, and equipment -- net........................................   330.8    349.4
Other assets.................................................................    39.3     42.4
                                                                               ------   ------
          Total assets.......................................................  $799.1   $734.1
                                                                               ======   ======
Current liabilities..........................................................  $125.4   $122.4
Long-term debt...............................................................   331.8    307.6
Other liabilities............................................................    35.6     31.0
Stockholders' equity.........................................................   306.3    273.1
                                                                               ------   ------
          Total liabilities and stockholders' equity.........................  $799.1   $734.1
                                                                               ======   ======

SUMMARY OF COMBINED OPERATIONS

                                                                       YEAR ENDED DECEMBER 31,
                                                                       ------------------------
                                                                        1995     1994     1993
                                                                       ------   ------   ------
Net sales............................................................  $685.9   $489.8   $510.3
Costs and expenses...................................................  (618.7)  (494.8)  (527.2)
(Provision) credit for income taxes..................................   (18.7)    (6.3)     1.9
                                                                       ------   ------   ------
Net income (loss)....................................................  $ 48.5   $(11.3)  $(15.0)
                                                                       ======   ======   ======
Company's equity in income (loss)....................................  $ 19.2   $ (1.9)  $ (3.3)
                                                                       ======   ======   ======

     The Company's equity in income (loss) differs from the summary net income
(loss) due to various percentage ownerships in the entities and equity method accounting adjustments. At December 31, 1995, KACC's investment in its unconsolidated affiliates exceeded its equity in their net assets by approximately $54.9. The Company is amortizing this amount over a 12-year period, which results in an annual amortization charge of approximately $11.4.

     The Company and its affiliates have interrelated operations. KACC provides some of its affiliates with services such as financing, management, and engineering. Significant activities with affiliates include the

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

acquisition and processing of bauxite, alumina, and primary aluminum. Purchases from these affiliates were $284.4, $219.7, and $206.6 in the years ended December 31, 1995, 1994, and 1993, respectively. Dividends of $8.1, nil, and nil were received from investees in the years ended December 31, 1995, 1994, and 1993, respectively.

     In 1995, a subsidiary of the Company invested $9.0 in a foreign joint venture. This amount is included in Investments in and advances to unconsolidated affiliates.

3.  PROPERTY, PLANT, AND EQUIPMENT

     The major classes of property, plant, and equipment are as follows:

                                                                           DECEMBER 31,
                                                                        -------------------
                                                                          1995       1994
                                                                        --------   --------
    Land and improvements.............................................  $  151.8   $  153.5
    Buildings.........................................................     198.5      196.8
    Machinery and equipment...........................................   1,337.6    1,285.0
    Construction in progress..........................................      59.6       45.0
                                                                        --------   --------
                                                                         1,747.5    1,680.3
    Accumulated depreciation..........................................     637.9      547.1
                                                                        --------   --------
      Property, plant, and equipment -- net...........................  $1,109.6   $1,133.2
                                                                        ========   ========

4.  LONG-TERM DEBT

     Long-term debt and its maturity schedule are as follows:

                                                                                               DECEMBER 31,
                                                                                      2001    ---------------
                                                                                      AND      1995     1994
                                                 1996   1997   1998   1999    2000   AFTER    TOTAL    TOTAL
                                                 ----   ----   ----   -----   ----   ------   ------   ------
    1994 Credit Agreement (9.00% at December
      31, 1995)................................                       $13.1                   $ 13.1   $  6.7
    9 7/8% Senior Notes, net...................                                      $223.8    223.8    223.6
    Pollution Control and Solid Waste Disposal
      Facilities Obligations
      (6.00% -- 7.75%).........................  $1.2   $1.3   $1.4      .2   $.2      32.6     36.9     38.1
    Alpart CARIFA Loan (fixed and variable
      rates)...................................                                        60.0     60.0     60.0
    Alpart Term Loan (8.95%)...................  6.3    6.2                                     12.5     18.7
    12 3/4% Senior Subordinated Notes..........                                       400.0    400.0    400.0
    Other borrowings (fixed and variable
      rates)...................................  1.4    1.4    7.7       .3    .2        .8     11.8     15.5
                                                 ----   ----   ----   -----   ---    ------   ------   ------
             Total.............................  $8.9   $8.9   $9.1   $13.6   $.4    $717.2   $758.1   $762.6
                                                 ====   ====   ====   =====   ===    ======
    Less current portion.......................                                                  8.9     11.5
                                                                                              ------   ------
    Long-term debt.............................                                               $749.2   $751.1
                                                                                              ======   ======

1994 CREDIT AGREEMENT

     On February 17, 1994, the Company and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. and certain other lenders (as amended, the "1994 Credit Agreement"). The 1994 Credit Agreement consists of a $325.0 five-year secured, revolving line of credit, scheduled to mature in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $325.0 or a borrowing base relating to eligible accounts receivable plus eligible inventory. The Company recorded a pre-tax extraordinary loss of $8.3 ($5.4 after taxes) in the

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to the previous credit agreement. As of December 31, 1995, $259.3 (of which $72.4 could have been used for letters of credit) was available to KACC under the 1994 Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by the Company and by certain significant subsidiaries of KACC. Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to a Reference Rate (as defined) plus 1 1/2% or LIBO Rate (Reserve Adjusted) (as defined) plus 3 1/4%. After June 30, 1995, the interest rate margins applicable to borrowings under the 1994 Credit Agreement may be reduced by up to 1 1/2% (non-cumulatively), based on a financial test, determined quarterly. As of December 31, 1995, the financial test permitted a reduction of 1 1/2% per annum in margins effective January 1, 1996.

     The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on the Company's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. Neither the Company nor KACC currently is permitted to pay dividends on its common stock. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Gramercy plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.

SENIOR NOTES

     Concurrent with the offering by Kaiser of its 8.255% PRIDES, Convertible Preferred Stock (the "PRIDES") (see Note 7), KACC issued $225.0 of its 9 7/8% Senior Notes due 2002 (the "Senior Notes"). The net proceeds of the offering of the Senior Notes were used to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement immediately prior to the effectiveness of the 1994 Credit Agreement and for working capital and general corporate purposes.

GRAMERCY SOLID WASTE DISPOSAL REVENUE BONDS

     In December 1992, KACC entered into an installment sale agreement (the "Sale Agreement") with the Parish of St. James, Louisiana (the "Louisiana Parish"), pursuant to which the Louisiana Parish issued $20.0 aggregate principal amount of its 7 3/4% Bonds due August 1, 2022 (the "Bonds") to finance the construction of certain solid waste disposal facilities at KACC's Gramercy plant. The proceeds from the sale of the Bonds were deposited into a construction fund and may be withdrawn, from time to time, pursuant to the terms of the Sale Agreement and the Bond indenture. At December 31, 1995, $3.8 remained in the construction fund. The Sale Agreement requires KACC to make payments to the Louisiana Parish in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the Bonds.

ALPART CARIFA LOAN

     In December 1991, Alpart entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's industrial revenue bonds. The terms of the loan parallel the bonds' repayment terms. The $38.0 aggregate principal amount of Series A bonds matures on June 1, 2008. Substantially all of the Series A bonds bear interest at a floating rate of 87% of the applicable LIBID Rate (LIBOR less 1/8 of 1%). The $22.0 aggregate principal amount of Series B bonds matures on June 1, 2007, and bears interest at a fixed rate of 8.25%.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     Proceeds from the sale of the bonds were used by Alpart to refinance interim loans from the partners in Alpart, to pay eligible project costs for the expansion and modernization of its alumina refinery and related port and bauxite mining facilities, and to pay certain costs of issuance. Under the terms of the loan agreement, Alpart must remain a qualified recipient for Caribbean Basin Initiative funds as defined in applicable laws. Alpart has agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by the Company's minority partner in Alpart).

SENIOR SUBORDINATED NOTES

     On February 1, 1993, KACC issued $400.0 of its 12 3/4% Senior Subordinated Notes due 2003 (the "12 3/4% Notes"). The net proceeds from the sale of the 12 3/4% Notes were used to retire the 14 1/4% Senior Subordinated Notes due 1995 (the "14 1/4% Notes"), to prepay $18.0 of the term loan, and to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0 in the first quarter of 1993, consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14 1/4% Notes.

     The obligations of KACC with respect to the Senior Notes and the 12 3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the Senior Notes and the 12 3/4% Notes (the "Indentures") restrict, among other things, KACC's ability, and the 1994 Credit Agreement restricts, among other things, the Company's and KACC's ability, to incur debt, undertake transactions with affiliates, and pay dividends. Further, the Indentures provide that KACC must offer to purchase the Senior Notes and the 12 3/4% Notes, respectively, upon the occurrence of a Change of Control (as defined therein), and the 1994 Credit Agreement provides that the occurrence of a Change in Control (as defined therein) shall constitute an Event of Default thereunder.

CAPITALIZED INTEREST

     Interest capitalized in 1995, 1994 and 1993 was $2.8, $2.7, and $3.4, respectively.

RESTRICTED NET ASSETS OF SUBSIDIARY

     Certain debt instruments restrict the ability of KACC to transfer assets, make loans and advances, and pay dividends to the Company. The restricted net assets of KACC totaled $24.0 at December 31, 1995.

5.  INCOME TAXES

     Income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles by geographic area is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1995       1994        1993
                                                             ------     -------     -------
    Domestic...............................................  $(55.9)    $(168.4)    $(232.0)
    Foreign................................................   158.5        16.3        23.5
                                                             ------     -------     -------
              Total........................................  $102.6     $(152.1)    $(208.5)
                                                             ======     =======     =======

     Income taxes are classified as either domestic or foreign, based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is also subject to domestic income taxes.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     The (provision) credit for income taxes on income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles consists of:

                                                       FEDERAL     FOREIGN     STATE     TOTAL
                                                       -------     -------     -----     ------
    1995
      Current........................................   $(4.3)     $ (40.2)    $ (.1)    $(44.6)
      Deferred.......................................    15.2         (4.9)     (2.9)       7.4
                                                        -----       ------     -----     ------
              Total..................................   $10.9      $ (45.1)    $(3.0)    $(37.2)
                                                        =====       ======     =====     ======
    1994
      Current........................................              $ (18.0)    $ (.1)    $(18.1)
      Deferred.......................................   $71.2           .6        .1       71.9
                                                        -----       ------     -----     ------
              Total..................................   $71.2      $ (17.4)              $ 53.8
                                                        =====       ======     =====     ======
    1993
      Current........................................   $12.6      $  (7.9)    $ (.1)    $  4.6
      Deferred.......................................    68.5         12.0       1.8       82.3
                                                        -----       ------     -----     ------
              Total..................................   $81.1      $   4.1     $ 1.7     $ 86.9
                                                        =====       ======     =====     ======

     The 1994 federal deferred credit for income taxes of $71.2 includes $29.3 for the benefit of operating loss carryforwards generated in 1994. The 1993 federal deferred credit for income taxes of $68.5 includes $29.2 for the benefit of operating loss carryforwards generated in 1993 and a $3.4 benefit for increasing net deferred income tax assets (liabilities) as of the date of enactment (August 10, 1993) of the Omnibus Budget Reconciliation Act of 1993, which retroactively increased the federal statutory income tax rate from 34% to 35% for periods beginning on or after January 1, 1993.

     A reconciliation between the (provision) credit for income taxes and the amount computed by applying the federal statutory income tax rate to income
(loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles is as follows:

                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ----------------------
                                                                      1995    1994    1993
                                                                     ------   -----   -----
    Amount of federal income tax (provision) credit based on the
      statutory rate...............................................  $(35.9)  $53.2   $73.0
    Percentage depletion...........................................     4.2     5.6     6.4
    Revision of prior years' tax estimates and other changes in
      valuation allowances.........................................     1.5      .2     3.9
    Foreign taxes, net of federal tax benefit......................    (5.4)   (5.3)   (2.6)
    Increase in net deferred income tax assets due to tax rate
      change.......................................................             1.8     3.4
    Other..........................................................    (1.6)   (1.7)    2.8
                                                                     ------   -----   -----
    (Provision) credit for income taxes............................  $(37.2)  $53.8   $86.9
                                                                     ======   =====   =====

     As shown in the Statements of Consolidated Income (Loss) for the years ended December 31, 1994 and 1993, the Company reported extraordinary losses related to the early extinguishment of debt. The Company reported the 1994 extraordinary loss net of related deferred federal income taxes of $2.9 and reported the 1993 extraordinary loss net of related current federal income taxes of $11.2, which approximated the federal statutory rate in effect on the dates the transactions occurred.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     The Company adopted SFAS 109 as of January 1, 1993, as discussed in Note 1. The components of the Company's net deferred income tax assets are as follows:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
    Deferred income tax assets:
      Postretirement benefits other than pensions....................  $ 289.9     $ 293.7
      Loss and credit carryforwards..................................    156.1       187.6
      Other liabilities..............................................    107.8       109.6
      Pensions.......................................................     56.0        51.0
      Foreign and state deferred income tax liabilities..............     30.8        28.1
      Property, plant, and equipment.................................     22.9        23.1
      Inventories....................................................      1.8
      Other..........................................................     10.7         3.5
      Valuation allowances...........................................   (128.5)     (133.9)
                                                                       -------     -------
              Total deferred income tax assets -- net................    547.5       562.7
                                                                       -------     -------
    Deferred income tax liabilities:
      Property, plant, and equipment.................................   (179.8)     (203.2)
      Investments in and advances to unconsolidated affiliates.......    (66.4)      (63.8)
      Inventories....................................................                 (8.3)
      Other..........................................................     (9.5)       (6.4)
                                                                       -------     -------
              Total deferred income tax liabilities..................   (255.7)     (281.7)
                                                                       -------     -------
    Net deferred income tax assets...................................  $ 291.8     $ 281.0
                                                                       =======     =======

     The valuation allowances listed above relate primarily to loss and credit carryforwards and postretirement benefits other than pensions. As of December 31, 1995, approximately $97.7 of the net deferred income tax assets listed above relate to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use and the year the carryforwards expire, as well as the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes, based on the cyclical nature of its business, its history of prior operating earnings, and its expectations for future years, that it will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided. The remaining portion of the Company's net deferred income tax assets at December 31, 1995, is approximately $194.1. A principal component of this amount is the tax benefit associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a 30- to 40-year period. If such deductions create or increase a net operating loss in any one year, the Company has the ability to carry forward such loss for 15 taxable years. For these reasons, the Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized, despite the operating losses incurred in recent years.

     As of December 31, 1995 and 1994, $53.5 and $37.9, respectively, of the net deferred income tax assets listed above are included on the Consolidated Balance Sheets in the caption entitled Prepaid expenses and other current assets. Certain other portions of the deferred income tax assets and liabilities listed above are included on the Consolidated Balance Sheets in the captions entitled Other accrued liabilities and Long-term liabilities.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     The Company and its subsidiaries were included in the consolidated federal income tax returns of MAXXAM for the period from October 28, 1988, through June 30, 1993. As a consequence of the issuance of the Depositary Shares on June 30, 1993, as discussed in Note 7, the Company and its subsidiaries are no longer included in the consolidated federal income tax returns of MAXXAM. The Company and its subsidiaries have become a member of a new consolidated return group of which Kaiser is the common parent corporation (the "New Kaiser Tax Group"). The New Kaiser Tax Group files consolidated federal income tax returns for taxable periods beginning on or after July 1, 1993.

     The tax allocation agreement between the Company and MAXXAM (the "Company Tax Allocation Agreement") and the tax allocation agreement between KACC and MAXXAM (the "KACC Tax Allocation Agreement") (collectively, the "Tax Allocation Agreements"), terminated pursuant to their terms, effective for taxable periods beginning after June 30, 1993. Any unused federal income tax attribute carryforwards under the terms of the Tax Allocation Agreements were eliminated and are not available to offset federal income tax liabilities for taxable periods beginning on or after July 1, 1993. Upon the filing of MAXXAM'S 1993 consolidated federal income tax return, the tax attribute carryforwards of the MAXXAM consolidated return group as of December 31, 1993, were apportioned in part to the New Kaiser Tax Group, based on the provisions of the relevant consolidated return regulations. The benefit of such tax attribute carryforwards apportioned to the New Kaiser Tax Group approximated the benefit of tax attribute carryforwards eliminated under the Tax Allocation Agreements. To the extent the New Kaiser Tax Group generates unused tax losses or tax credits for periods beginning on or after July 1, 1993, such amounts will not be available to obtain refunds of amounts paid by the Company or KACC to MAXXAM for periods ending on or before June 30, 1993, pursuant to the Tax Allocation Agreements.

     KACC and MAXXAM entered into the KACC Tax Allocation Agreement, which became effective as of October 28, 1988. Under the terms of the KACC Tax Allocation Agreement, MAXXAM computed the federal income tax liability for KACC and its subsidiaries (collectively, the "Subgroup") as if the Subgroup were a separate affiliated group of corporations which was never connected with MAXXAM. During 1991, the Company and MAXXAM entered into the Company Tax Allocation Agreement, which became effective as of January 1, 1991. Under the terms of the Company Tax Allocation Agreement, MAXXAM computed a tentative federal income tax liability for the Company as if it and its subsidiaries, including KACC and its subsidiaries, were a separate affiliated group of corporations which was never connected with MAXXAM. The federal income tax liability of the Company was the difference between the tentative federal income tax liability and the liability computed under the KACC Tax Allocation Agreement.

     The provisions of the Tax Allocation Agreements will continue to govern for periods ended prior to July 1, 1993. Therefore, payments or refunds may still be required by or payable to the Company or KACC under the terms of their respective tax allocation agreements for these periods due to the final resolution of audits, amended returns, and related matters. However, the 1994 Credit Agreement prohibits the payment by KACC to MAXXAM of any amounts due under the KACC Tax Allocation Agreement, except for certain payments that are required as a result of audits and only to the extent of any amounts paid after February 17, 1994, by MAXXAM to KACC under the KACC Tax Allocation Agreement.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     The following table presents the Company's tax attributes for federal income tax purposes as of December 31, 1995. The utilization of certain of these tax attributes is subject to limitations:

                                                                                  EXPIRING
                                                                                   THROUGH
                                                                                 -----------
    Regular tax attribute carryforwards:
      Net operating losses...........................................  $32.9            2007
      General business tax credits...................................   28.4            2008
      Foreign tax credits............................................   89.7            2000
      Alternative minimum tax credits................................   19.4      Indefinite
    Alternative minimum tax attribute carryforwards:
      Net operating losses...........................................  $17.1            2002
      Foreign tax credits............................................   83.5            2000

6.  EMPLOYEE BENEFIT AND INCENTIVE PLANS

RETIREMENT PLANS

     Retirement plans are non-contributory for salaried and hourly employees and generally provide for benefits based on a formula which considers length of service and earnings during years of service. The Company's funding policies meet or exceed all regulatory requirements.

     The funded status of the employee pension benefit plans and the corresponding amounts that are included in the Company's Consolidated Balance Sheets are as follows:

                                                                          PLANS WITH
                                                                     ACCUMULATED BENEFITS
                                                                      EXCEEDING ASSETS(1)
                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                      1995          1994
                                                                     -------       -------
    Accumulated benefit obligation:
      Vested employees.............................................  $ 753.0       $ 663.9
      Nonvested employees..........................................     28.7          41.1
                                                                      ------        ------
      Accumulated benefit obligation...............................    781.7         705.0
    Additional amounts related to projected salary increases.......     34.2          30.0
                                                                      ------        ------
    Projected benefit obligation...................................    815.9         735.0
    Plan assets (principally common stocks and fixed income
      obligations) at fair value...................................   (592.3)       (524.6)
                                                                      ------        ------
    Plan assets less than projected benefit obligation.............    223.6         210.4
    Unrecognized net losses........................................    (54.7)        (42.5)
    Unrecognized net obligations...................................      (.5)          (.8)
    Unrecognized prior-service cost................................    (28.2)        (30.9)
    Adjustment required to recognize minimum liability.............     49.8          42.9
                                                                      ------        ------
    Accrued pension obligation included in the Consolidated Balance
      Sheets (principally in Long-term liabilities)................  $ 190.0       $ 179.1
                                                                      ======        ======

---------------

(1) Includes plans with assets exceeding accumulated benefits by approximately $.1 and $.3 in 1995 and 1994, respectively.

     As required by Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, the Company recorded an after-tax credit (charge) to equity of $(4.7) and $12.5 at December 31,

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

1995 and 1994, respectively, for the reduction (excess) of the minimum liability over the unrecognized net obligation and prior-service cost. These amounts were recorded net of the related income tax (provision) credit of $2.8 and $(7.3) as of December 31, 1995 and 1994, respectively, which approximated the federal and state statutory rates.

     The components of net periodic pension cost are:

                                                                   YEAR ENDED DECEMBER 31,
                                                                  -------------------------
                                                                   1995      1994     1993
                                                                  -------   ------   ------
    Service cost -- benefits earned during the period...........  $  10.0   $ 11.2   $ 10.8
    Interest cost on projected benefit obligation...............     59.8     57.3     59.2
    Return on assets:
      Actual gain...............................................   (112.2)     (.8)   (70.3)
      Deferred gain (loss)......................................     64.6    (53.0)    15.9
    Net amortization and deferral...............................      4.2      4.1      2.3
                                                                   ------    -----    -----
    Net periodic pension cost...................................  $  26.4   $ 18.8   $ 17.9
                                                                   ======    =====    =====

     Assumptions used to value obligations at year-end, and to determine the net periodic pension cost in the subsequent year are:

                                                                      1995     1994     1993
                                                                      ----     ----     ----
    Discount rate...................................................  7.5 %    8.5 %     7.5%
    Expected long-term rate of return on assets.....................  9.5 %    9.5 %    10.0%
    Rate of increase in compensation levels.........................  5.0 %    5.0 %     5.0%

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company and its subsidiaries provide postretirement health care and life insurance benefits to eligible retired employees and their dependents. Substantially all employees may become eligible for those benefits if they reach retirement age while still working for the Company or its subsidiaries. These benefits are provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations. The Company adopted SFAS 106 to account for postretirement benefits other than pensions as of January 1, 1993, as discussed in Note 1.

     In 1995, the Company adopted the Kaiser Aluminum Medicare Program ("KAMP"). KAMP is mandatory for all salaried retirees over 65 and for USWA retirees who retire after December 31, 1995, when they become 65, and voluntary for other hourly retirees of the Company's operations in the states of California, Louisiana, and Washington. The USWA contract, ratified on February 28, 1995, also contained changes to the retiree health benefits. These changes included increased retirees' copayments, deductibles, and coinsurance, and restricted Medicare Part B premium reimbursement to the 1995 level for employees retiring after November 1, 1994. These changes will lower the Company's expenses for retiree medical care.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     The Company's accrued postretirement benefit obligation is composed of the following:

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1995       1994
                                                                         ------     ------
    Accumulated postretirement benefit obligation:
      Retirees.........................................................  $557.6     $566.2
      Active employees eligible for postretirement benefits............    30.7       30.2
      Active employees not eligible for postretirement benefits........    61.1       98.7
                                                                         ------     ------
      Accumulated postretirement benefit obligation....................   649.4      695.1
    Unrecognized net gains.............................................    20.5       55.0
    Unrecognized gains related to prior-service costs..................   110.9       31.8
                                                                         ------     ------
    Accrued postretirement benefit obligation..........................  $780.8     $781.9
                                                                         ======     ======

     The components of net periodic postretirement benefit cost are:

                                                                     YEAR ENDED DECEMBER 31,
                                                                     -----------------------
                                                                      1995    1994    1993
                                                                      -----   -----   -----
    Service cost....................................................  $ 4.5   $ 8.2   $ 7.1
    Interest cost...................................................   52.3    56.9    58.5
    Amortization of prior service cost..............................   (8.9)   (3.2)
                                                                      -----   -----   -----
    Net periodic postretirement benefit cost........................  $47.9   $61.9   $65.6
                                                                      =====   =====   =====

     The 1996 annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) are 8.0% and 7.5% for retirees under 65 and over 65, respectively, and are assumed to decrease gradually to 5.0% in 2007 and remain at that level thereafter. The health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1995, by approximately $68.7 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by approximately $7.8. The weighted average discount rate used to determine the accumulated postretirement benefit obligation at December 31, 1995 and 1994, was 7.5% and 8.5%, respectively.

POSTEMPLOYMENT BENEFITS

     The Company provides certain benefits to former or inactive employees after employment but before retirement. The Company adopted SFAS 112 to account for postemployment benefits as of January 1, 1993, as discussed in Note 1.

INCENTIVE PLANS

     Effective January 1, 1989, the Company and KACC adopted an unfunded Long-Term Incentive Plan (the "LTIP") for certain key employees of the Company, KACC, and their consolidated subsidiaries. All compensation vested as of December 31, 1992, under the LTIP, as amended in 1991 and 1992, has been paid to the participants in cash or common stock of the Company as of December 31, 1993. Under the LTIP, as amended, 764,092 restricted shares were distributed to six Company executives during 1993 for benefits generally earned but not vested as of December 31, 1992. These shares generally will vest at the rate of 25% per year. The Company will record the related expense of $6.5 over the four-year period ending December 31, 1996. In 1993, the Company adopted the Kaiser 1993 Omnibus Stock Incentive Plan. A total of 2,500,000 shares of Kaiser common stock were reserved for awards or for payment of rights granted under the Plan, of

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

which 544,839 shares were available to be awarded at December 31, 1995. Under the Kaiser 1993 Omnibus Stock Incentive Plan, 102,564 restricted shares were distributed to two Company executives during 1994, which will vest at the rate of 25% per year. The Company will record the related expense of $1.0 over the four-year period ending December 31, 1998.

     In 1993 and 1994, the Compensation Committee of the Board of Directors approved the award of "nonqualified stock options" to members of management other than those participating in the LTIP. These options generally will vest at the rate of 20-25% per year. Information relating to nonqualified stock options is shown below:

                                                           1995           1994         1993
                                                         ---------     ----------     -------
    Outstanding at beginning of year...................  1,119,680        664,400
    Granted............................................                   494,800     664,400
    Exercised (at $7.25 and $9.75 per share)...........   (155,500)        (6,920)
    Expired or forfeited...............................    (38,095)       (32,600)
                                                         ---------      ---------     -------
    Outstanding at end of year (prices ranging from
      $7.25 to $12.75 per share).......................    926,085      1,119,680     664,400
                                                         =========      =========     =======
    Exercisable at end of year.........................    211,755        120,180
                                                         =========      =========

     In 1995, the Company adopted the Kaiser Aluminum Total Compensation System, an unfunded incentive compensation program. The program provides incentive pay based on performance against plan over a three-year period. KACC also has a supplemental savings and retirement plan for salaried employees, under which the participants contribute a percentage of their base salaries.

     The Company's expense for the above plans was $11.9, $6.1, and $5.3 for the years ended December 31, 1995, 1994 and 1993, respectively.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

7.  STOCKHOLDERS' EQUITY AND MINORITY INTERESTS

     Changes in stockholders' equity and minority interests were:

                                                                            STOCKHOLDERS' EQUITY
                                    MINORITY INTERESTS   -----------------------------------------------------------
                                    ------------------                                       RETAINED     ADDITIONAL
                                    REDEEMABLE                                               EARNINGS      MINIMUM
                                    PREFERENCE           PREFERRED   COMMON   ADDITIONAL   (ACCUMULATED    PENSION
                                      STOCK      OTHER     STOCK     STOCK     CAPITAL       DEFICIT)     LIABILITY
                                    ----------   -----   ---------   ------   ----------   ------------   ----------
BALANCE, DECEMBER 31, 1992........    $ 32.8     $72.1                $ .6      $288.5       $  282.8       $ (6.7)
  Net loss........................                                                             (652.2)
  Redeemable preference stock:
    Accretion.....................       4.8
    Stock redemption..............      (4.0)
  Conversions (1,967 preference
    shares into cash).............                 (.2)
  Common stock issued.............                                                 3.3
  Preferred stock issued..........                          $.2                  134.1
  Dividends on preferred stock....                                                               (6.3)
  Minority interest in
    majority-owned subsidiaries...                 (.5)
  Additional minimum pension
    liability.....................                                                                           (14.9)
                                       -----     -----      ---        ---      ------        -------       ------
BALANCE, DECEMBER 31, 1993........      33.6      71.4       .2         .6       425.9         (375.7)       (21.6)
  Net loss........................                                                             (106.8)
  Redeemable preference stock:
    Accretion.....................       4.0
    Stock redemption..............      (8.5)
  Common stock issued.............                                                 2.2
  Preferred stock issued..........                           .4                   99.7
  Dividends on preferred stock....                                                              (20.1)
  Minority interest in
    majority-owned subsidiaries...                15.7
  Reduction of minimum pension
    liability.....................                                                                            12.5
                                       -----     -----      ---        ---      ------        -------       ------
BALANCE, DECEMBER 31, 1994........      29.1      87.1       .6         .6       527.8         (502.6)        (9.1)
  Net income......................                                                               60.3
  Redeemable preference stock:
    Accretion.....................       3.9
    Stock redemption..............      (8.7)
    Stock repurchase..............       5.4
  Conversions (1,222 preference
    shares into cash).............                 (.1)
  Common stock issued upon
    redemption and conversion of
    preferred stock...............                          (.2)        .1         1.1
  Dividends on preferred stock....                                                              (17.6)
  Minority interest in
    majority-owned subsidiaries...                 6.0
  Incentive plans accretion.......                                                 1.4
  Additional minimum pension
    liability.....................                                                                            (4.7)
                                       -----     -----      ---        ---      ------        -------       ------
BALANCE, DECEMBER 31, 1995........    $ 29.7     $93.0      $.4       $ .7      $530.3       $ (459.9)      $(13.8)
                                       =====     =====      ===        ===      ======        =======       ======

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

REDEEMABLE PREFERENCE STOCK

     In March 1985, KACC entered into a three-year agreement with the USWA whereby shares of a new series of "Cumulative (1985 Series A) Preference Stock" would be issued to an employee stock ownership plan in exchange for certain elements of wages and benefits. Concurrently, a similar plan was established for certain nonbargaining employees which provided for the issuance of "Cumulative (1985 Series B) Preference Stock." Series A Stock and Series B Stock ("Series A and B Stock") each have a par value of $1 per share and a liquidation and redemption value of $50 per share plus accrued dividends, if any.

     For financial reporting purposes, Series A and B Stock were recorded at fair market value when issued, based on independent appraisals, with a corresponding charge to compensation cost. Carrying values have been increased each year to recognize accretion of redemption values and, in certain years, there have been other increases for reasons described below. Changes in Series A and B Stock are shown below.

                                                                  1995       1994        1993
                                                                --------   ---------   ---------
Shares:
  Beginning of year...........................................   912,167   1,081,548   1,163,221
  Redeemed....................................................  (174,804)   (169,381)    (81,673)
                                                                 -------     -------   ---------
  End of year.................................................   737,363     912,167   1,081,548
                                                                 =======     =======   =========

     No additional Series A or B Stock will be issued. While held by the plan trustee, Series B Stock is entitled to cumulative annual dividends, when and as declared by the Board of Directors, payable in stock or in cash at the option of KACC on or after March 1, 1991, in respect to years commencing January 1, 1990, based on a formula tied to KACC's income before tax from aluminum operations. When distributed to plan participants (generally upon separation from KACC), the Series A and B Stocks are entitled to an annual cash dividend of $5 per share, payable quarterly, when and as declared by the Board of Directors.

     Redemption fund agreements require KACC to make annual payments by March 31 each year based on a formula tied to consolidated net income until the redemption funds are sufficient to redeem all Series A and B Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. In March 1994 and 1995, KACC contributed $4.3 for each of the years 1993 and 1994, and will contribute $4.3 in March 1996 for 1995.

     Under the USWA labor contract effective November 1, 1994, KACC is obligated to offer to purchase up to 40 shares of Series A Stock from each active participant in 1995 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 80 shares from each participant in 1998. In addition, a profitability test was satisfied for 1995; therefore, KACC will offer to purchase from each active participant an additional 20 shares of such preference stock held in the stock ownership plan for the benefit of substantially the same employees in 1996. The employees could elect to receive their shares, accept cash, or place the proceeds into KACC's 401(k) savings plan. KACC will provide comparable purchases of Series B Stock from active participants.

     The Series A and B Stock is distributed in the event of death, retirement, or in other specified circumstances. KACC also may redeem such stock at $50 per share plus accrued dividends, if any. At the option of the plan participant, the trustee shall redeem stock distributed from the plans at redemption value to the extent funds are available in the redemption fund. Under the Tax Reform Act of 1986, at the option of the plan participant, KACC must purchase distributed shares earned after December 31, 1985, at redemption value on a five-year installment basis, with interest at market rates. The obligation of KACC to make such installment payments must be secured.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     The Series A and B Stock is entitled to the same voting rights as KACC's common stock and to certain additional voting rights under certain circumstances, including the right to elect, along with other KACC preference stockholders, two directors whenever accrued dividends have not been paid on two annual dividend payment dates or when accrued dividends in an amount equivalent to six full quarterly dividends are in arrears. The Series A and B Stock restricts the ability of KACC to redeem or pay dividends on common stock if KACC is in default on any dividends payable on the Series A and B Stock.

PREFERENCE STOCK

     KACC's Cumulative Convertible Preference Stock, $100 par value ("$100 Preference Stock"), restricts acquisition of junior stock and payment of dividends. At December 31, 1995, such provisions were less restrictive as to the payment of cash dividends than the 1994 Credit Agreement provisions. KACC has the option to redeem the $100 Preference Stocks at par value plus accrued dividends. KACC does not intend to issue any additional shares of the $100 Preference Stocks.

     The 4 1/8% and 4 3/4% (1957 Series, 1959 Series, and 1966 Series) $100
Preference Stock can be exchanged for per share cash amounts of $69.30, $77.84, $78.38, and $76.46, respectively. KACC records the $100 Preference Stock at their exchange amounts for financial statement presentation and the Company includes such amounts in minority interests. The outstanding shares of KACC preference stock were:

                                                           DECEMBER 31,
                                                        -------------------
                                                         1995         1994
                                                        ------       ------
    4 1/8%............................................   3,237        3,657
    4 3/4% (1957 Series)..............................   2,342        2,605
    4 3/4% (1959 Series)..............................  13,162       13,534
    4 3/4% (1966 Series)..............................   3,473        3,640

PREFERRED STOCK

     Series A Convertible -- In 1993, Kaiser issued 19,382,950 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). On September 19, 1995, the Company redeemed all 1,938,295 Series A Shares, which resulted in the simultaneous redemption of all Depositary Shares in exchange for (i) 13,126,521 shares of the Company's common stock and
(ii) $2.8 in cash comprised of (a) an amount equal to all accrued and unpaid dividends up to and including the day immediately prior to redemption date and
(b) cash in lieu of any fractional shares of common stock that would have otherwise been issuable.

     PRIDES Convertible -- In the first quarter of 1994, the Company consummated the public offering of 8,855,550 shares of the PRIDES. The net proceeds from the sale of the shares of PRIDES were approximately $100.1. The Company used such net proceeds to make non-interest-bearing loans to KACC in the aggregate principal amount of $33.2 (the aggregate dividends scheduled to accrue on the shares of PRIDES from the issuance date until December 31, 1997, the date on which the outstanding PRIDES will be mandatorily converted into shares of the Company's common stock), evidenced by intercompany notes, and used the balance of such net proceeds to make capital contributions to KACC in the aggregate amount of $66.9.

     Holders of shares of PRIDES are entitled to receive (when, as, and if the Board of Directors declares dividends on the PRIDES) cumulative preferential cash dividends at a rate per annum of 8.255% of the per share offering price (equivalent to $.97 per annum for each share of PRIDES), from the date of initial issuance, payable quarterly in arrears on the last day of March, June, September, and December of each year.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     Holders of shares of PRIDES have a 4/5 vote for each share held of record and, except as required by law, are entitled to vote together with the holders of common stock and together with the holders of any other classes or series of stock who are entitled to vote in such manner on all matters submitted to a vote of common stockholders.

     On December 31, 1997, unless either previously redeemed or converted at the option of the holder, each of the outstanding shares of PRIDES will mandatorily convert into one share of the Company's common stock, subject to adjustment in certain events, and the right to receive an amount in cash equal to all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record on a prior date).

     Shares of PRIDES are not redeemable at the election of the Company, prior to December 31, 1996. At any time and from time to time on or after December 31, 1996, the Company may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of common stock equal to (A) the sum of $11.9925, declining after December 31, 1996, to $11.75 until December 31, 1997, plus, in the event the Company does not elect to pay cash dividends to the redemption date, all accrued and unpaid dividends thereon divided by (B) the Current Market Price (as defined) on the applicable date of determination, but in no event less than .8333 of a share of common stock, subject to adjustment in certain events. At any time prior to December 31, 1997, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .8333 of a share of common stock (equivalent to a conversion price of $14.10 per share of common stock), subject to adjustment in certain events. The number of shares of common stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of the common stock from time to time.

DIVIDENDS ON COMMON STOCK

     The indentures governing the Senior Notes and the 12 3/4% Notes restrict, among other things, KACC's ability, and the 1994 Credit Agreement restricts, among other things, the Company's and KACC's ability, to incur debt, undertake transactions with affiliates, and pay dividends. Under the most restrictive of these covenants, neither the Company nor KACC currently is permitted to pay dividends on its common stock.

     At December 31, 1995, 28,000,000 shares of the Company's common stock owned by MAXXAM were pledged as security for debt of a wholly owned subsidiary of MAXXAM, consisting of $100.0 aggregate principal amount of 11 1/4% Senior Secured Notes due 2003 and $125.7 aggregate principal amount of 12 1/4% Senior Secured Discount Notes due 2003.

PROPOSED RECAPITALIZATION

     On February 5, 1996, the Company announced that it filed with the SEC a preliminary proxy statement relating to a proposed recapitalization and a special meeting of stockholders to consider and vote upon the proposal. The proposed recapitalization would: (i) provide for two classes of common stock:
Class A Common Shares, $.01 par value, with one vote per share and a new lesser-voting class designated as Common Stock, $.01 par value, with 1/10 vote per share: (ii) redesignate as Class A Common Shares the 100 million currently authorized shares of existing common stock and authorize an additional 250 million shares to be designated as Common Stock; and (iii) change each issued share of the Company's existing common stock, par value $.01 per share, into (a)
 .33 of a Class A Common Share and (b) .67 of a share of Common Stock. The Company would pay cash in lieu of fractional shares. The Company anticipates that both the Class A Common Shares and the Common Stock will be approved for trading on the New York Stock Exchange. Upon the effective date of the recapitalization, approximately 23,640,000 Class A Common Shares and 47,998,000 shares of Common Stock would be issued and outstanding. The proportionate voting power of the

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

holders of the PRIDES will increase immediately after the effectiveness of the recapitalization until such shares are redeemed or converted, which will occur on or before December 31, 1997. As of January 31, 1996, holders of the existing common stock and the PRIDES had 91.2% and 8.8%, respectively, of the total voting power of all stockholders. Immediately after the recapitalization, the voting power of such holders of the PRIDES will increase to 19.6% in the aggregate, with a corresponding reduction in the voting power of such holders of the existing common stock. At such time as the PRIDES are redeemed or converted, the relative voting power of such holders of the PRIDES will decrease and the relative voting power for both such holders of the PRIDES and the existing common stock will be approximately the same as it would have been had the recapitalization not occurred.

8.  COMMITMENTS AND CONTINGENCIES

COMMITMENTS

     KACC has financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange and forward sales contracts (see Note 9), letters of credit, and guarantees. Such purchase agreements and tolling arrangements include long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs, and certain other costs of QAL. The aggregate minimum amount of required future principal payments at December 31, 1995, is $88.9, of which $26.7 is due in 1997 and the rest is due in 2002. The KACC share of payments, including operating costs and certain other expenses under the agreement, was $77.5, $85.6, and $86.7 for the years ended December 31, 1995, 1994, and 1993, respectively. KACC also has agreements to supply alumina to and to purchase aluminum from Anglesey.

     Minimum rental commitments under operating leases at December 31, 1995, are as follows: years ending December 31, 1996 -- $22.7; 1997 -- $21.6;
1998 -- $24.6; 1999 -- $29.7; 2000 -- $27.3; thereafter -- $187.0. The future minimum rentals receivable under noncancelable subleases was $67.0 at December 31, 1995.

     Rental expenses were $29.0, $26.8, and $29.0 for the years ended December 31, 1995, 1994, and 1993, respectively.

ENVIRONMENTAL CONTINGENCIES

     The Company and KACC are subject to a number of environmental laws, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA"), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

     Based on the Company's evaluation of these and other environmental matters, the Company has established environmental accruals, primarily related to potential solid waste disposal and soil and ground-

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

water remediation matters. The following table presents the changes in such accruals, which are primarily included in Long-term liabilities, for the years ended December 31, 1995, 1994, and 1993:

                                                                      1995    1994    1993
                                                                      -----   -----   -----
    Balance at beginning of period..................................  $40.1   $40.9   $46.4
    Additional amounts..............................................    3.3     2.8     1.7
    Less expenditures...............................................   (4.5)   (3.6)   (7.2)
                                                                      -----   -----   -----
    Balance at end of period........................................  $38.9   $40.1   $40.9
                                                                      =====   =====   =====

     These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation action to be taken. The Company expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $9.0 for the years 1996 through 2000 and an aggregate of approximately $10.0 thereafter.

     As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $23.0 and that the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

ASBESTOS CONTINGENCIES

     KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years.

     The following table presents the changes in number of such claims pending for the years ended December 31, 1995, 1994 and 1993.

                                                                       1995     1994      1993
                                                                      ------   -------   ------
Number of claims at beginning of period.............................  25,200    23,400   13,500
Claims received.....................................................  41,700    14,300   11,400
Claims settled or dismissed.........................................  (7,200)  (12,500)  (1,500)
                                                                      ------    ------   ------
Number of claims at end of period...................................  59,700    25,200   23,400
                                                                      ======    ======   ======

     KACC has been advised by its regional counsel that, although there can be no assurance, the recent increase in pending claims may be attributable in part to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, is designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

joint and several liability in tort cases. A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995 and November 30, 1995, were filed in Texas prior to September 1, 1995.

     Based on past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs, and the Company's actual costs could exceed these estimates. The Company's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton, Levin, Ehrmantraut, Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an asbestos-related cost accrual of $160.1, before consideration of insurance recoveries, is included primarily in Long-term liabilities at December 31, 1995. The Company estimates that annual future cash payments in connection with such litigation will be approximately $13.0 to $20.0 for each of the years 1996 through 2000, and an aggregate of approximately $78.0 thereafter through 2008. While the Company does not presently believe there is a reasonable basis for estimating such costs beyond 2008 and, accordingly, no accrual has been recorded for such costs which may be incurred beyond 2008, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial.

     The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. The Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $137.9, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at December 31, 1995.

     While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

OTHER CONTINGENCIES

     The Company or KACC is involved in various other claims, lawsuits, and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

9.  DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED HEDGING PROGRAMS

     KACC enters into a number of financial instruments in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates, alumina, primary aluminum, and fabricated aluminum products prices, and the cost of purchased commodities.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     KACC has significant expenditures which are denominated in foreign currencies related to long-term purchase commitments with its affiliates in Australia and the United Kingdom, which expose KACC to certain exchange rate risks. In order to mitigate its exposure, KACC periodically enters into forward foreign exchange and currency option contracts in Australian dollars and Pounds Sterling to hedge these commitments. The forward foreign currency exchange contracts are agreements to purchase or sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1995, KACC had net forward foreign exchange contracts totaling approximately $102.8 for the purchase of 142.4 Australian dollars through April 30, 1997.

     To mitigate its exposure to declines in the market prices of alumina, primary aluminum, and fabricated aluminum products, while retaining the ability to participate in favorable pricing environments that may materialize, KACC has developed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. Under the principal components of KACC's price risk management strategy, which can be modified at any time, (i) varying quantities of KACC's anticipated production are sold forward at fixed prices; (ii) call options are purchased to allow KACC to participate in certain higher market prices, should they materialize, for a portion of KACC's primary aluminum and alumina sold forward; (iii) option contracts are entered into to establish a price range KACC will receive for a portion of its primary aluminum and alumina; and (iv) put options are purchased to establish minimum prices KACC will receive for a portion of its primary aluminum and alumina. In this regard, in respect of its 1996 anticipated production, as of December 31, 1995, KACC had sold forward 15,750 metric tons of primary aluminum at fixed prices.

     In addition, KACC enters into forward fixed price arrangements with certain customers which provide for the delivery of a specific quantity of fabricated aluminum products over a specified future period of time. In order to establish the cost of primary aluminum for a portion of such sales, KACC may enter into forward and option contracts. In this regard, at December 31, 1995 KACC had purchased 53,300 metric tons of primary aluminum under forward purchase contracts at fixed prices that expire at various times through December 1996.

     At December 31, 1995, the net unrealized gain on KACC's position in aluminum forward sales and option contracts, based on an average price of $1,721 per metric ton ($.78 per pound) of aluminum, and forward foreign exchange contracts was $4.1.

     KACC is exposed to credit risk in the event of non-performance by other parties to these currency and commodity contracts, but KACC does not anticipate non-performance by any of these counterparties, given their creditworthiness. When appropriate, KACC arranges master netting agreements.

10.  SEGMENT AND GEOGRAPHICAL AREA INFORMATION

     Sales and transfers among geographic areas are made on a basis intended to reflect the market value of products.

     The aggregate foreign currency gain included in determining net income was $5.3, $.8, and $4.9 for the years ended December 31, 1995, 1994, and 1993, respectively.

     Sales of more than 10% of total revenue to a single customer were nil in 1995 and were $58.2 and $40.7 of bauxite and alumina and $147.7 and $145.7 of aluminum processing for the years ended December 31, 1994, and 1993, respectively.

     Export sales were less than 10% of total revenue during the years ended December 31, 1995, 1994, and 1993, respectively.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     Geographical area information relative to operations is summarized as follows:

                                  YEAR ENDED                                     OTHER
                                 DECEMBER 31,   DOMESTIC   CARIBBEAN   AFRICA   FOREIGN   ELIMINATIONS    TOTAL
                                 ------------   --------   ---------   ------   -------   ------------   --------
    Net sales to unaffiliated
      customers................      1995      $ 1,589.5    $ 191.7    $239.4   $217.2                   $2,237.8
                                     1994        1,263.2      169.9     180.0    168.4                    1,781.5
                                     1993        1,177.8      155.4     207.5    178.4                    1,719.1
    Sales and transfers among
      geographic areas.........      1995                   $  79.6             $191.5      $ (271.1)
                                     1994                      98.7              139.4        (238.1)
                                     1993                      88.2               79.6        (167.8)
    Equity in income (losses)
      of unconsolidated
      affiliates...............      1995      $    (.2)                        $ 19.4                   $   19.2
                                     1994            .2                           (2.1)                      (1.9)
                                     1993                                         (3.3)                      (3.3)
    Operating income (loss)....      1995      $   32.0     $   9.8    $ 83.5   $ 85.3                   $  210.6
                                     1994        (128.8)        9.9      18.3     44.4                      (56.2)
                                     1993        (145.9)      (11.8)     21.9     12.4                     (123.4)
    Investment in and advances
      to unconsolidated
      affiliates...............      1995      $    1.2     $  27.1             $149.9                   $  178.2
                                     1994           1.2        28.8              139.7                      169.7
    Identifiable assets........      1995      $2,017.9     $ 381.9    $196.5   $216.9                   $2,813.2
                                     1994       1,933.8       364.8     200.0    199.5                    2,698.1

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     Financial information by industry segment at December 31, 1995 and 1994, and for the years ended December 31, 1995, 1994, and 1993, is as follows:

                                           YEAR ENDED    BAUXITE &   ALUMINUM
                                          DECEMBER 31,    ALUMINA    PROCESSING CORPORATE    TOTAL
                                          ------------   ---------   --------   ---------   --------
    Net sales to unaffiliated
      customers.........................      1995        $ 514.2    $1,723.6               $2,237.8
                                              1994          432.5     1,349.0                1,781.5
                                              1993          423.4     1,295.7                1,719.1
    Intersegment sales..................      1995        $ 159.7                           $  159.7
                                              1994          146.8                              146.8
                                              1993          129.4                              129.4
    Equity in income (losses) of
      unconsolidated affiliates.........      1995        $   3.6   $   15.8     $   (.2)   $   19.2
                                              1994           (4.7)       2.6          .2        (1.9)
                                              1993           (2.5)       (.8)                   (3.3)
    Operating income (loss).............      1995        $  54.0   $  238.9     $ (82.3)   $  210.6
                                              1994           19.8       (8.4)      (67.6)      (56.2)
                                              1993           (4.5)     (46.3)      (72.6)     (123.4)
    Effect of changes in accounting
      principles on operating income
      (loss)
      SFAS 106..........................      1993        $  (2.0)  $  (16.1)    $  (1.1)   $  (19.2)
      SFAS 109..........................      1993           (7.7)      (7.8)         .3       (15.2)
    Depreciation........................      1995        $  31.1   $   60.4     $   2.8    $   94.3
                                              1994           33.5       59.1         2.8        95.4
                                              1993           35.3       59.9         1.9        97.1
    Capital expenditures................      1995        $  27.3   $   44.0     $   8.1    $   79.4
                                              1994           28.9       39.9         1.2        70.0
                                              1993           35.3       31.2         1.2        67.7
    Investment in and advances to
      unconsolidated affiliates.........      1995        $ 129.9   $   47.1     $   1.2    $  178.2
                                              1994          136.6       31.9         1.2       169.7
    Identifiable assets.................      1995        $ 746.0   $1,341.2     $ 726.0    $2,813.2
                                              1994          749.6    1,242.3       706.2     2,698.1

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                                   SCHEDULE I

                   CONDENSED BALANCE SHEETS -- PARENT COMPANY
                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                                DECEMBER 31,
                                                                            --------------------
                                                                              1995        1994
                                                                            --------    --------
                                   ASSETS
Current assets:
  Cash and cash equivalents..............................................   $     .2    $    5.7
  Note receivable from KACC..............................................       10.7        21.2
                                                                            --------    --------
     Total current assets................................................       10.9        26.9
Note receivable from KACC................................................        8.6        23.5
Investments -- KACC......................................................    1,521.3     1,361.0
                                                                            --------    --------
     Total...............................................................   $1,540.8    $1,411.4
                                                                             =======     =======

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities......................................................   $    3.3    $    6.4
                                                                            --------    --------
Intercompany note payable to KACC, including accrued interest............    1,479.8     1,387.7
                                                                            --------    --------
Stockholders' equity:
  Preferred stock, par value $.05, authorized 20,000,000 shares; Series A
     Convertible, stated value $.10, issued and outstanding, nil and
     1,938,295 in 1995 and 1994..........................................                     .2
  PRIDES Convertible, par value $.05, issued and outstanding, 8,673,850
     and 8,855,550 in 1995 and 1994......................................         .4          .4
  Common stock, par value $.01, authorized 100,000,000 shares; issued and
     outstanding 71,638,514 and 58,205,083 in 1995 and 1994..............         .7          .6
  Additional capital.....................................................      530.3       527.8
  Accumulated deficit....................................................     (459.9)     (502.6)
  Additional minimum pension liability...................................      (13.8)       (9.1)
                                                                            --------    --------
     Total stockholders' equity..........................................       57.7        17.3
                                                                            --------    --------
     Total...............................................................   $1,540.8    $1,411.4
                                                                             =======     =======

The accompanying notes to condensed financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                                   SCHEDULE I

                CONDENSED STATEMENTS OF INCOME -- PARENT COMPANY
                            (IN MILLIONS OF DOLLARS)

                                                                          DECEMBER 31,
                                                                 ------------------------------
                                                                  1995       1994        1993
                                                                 ------     -------     -------
Equity in income (loss) of KACC................................  $152.8     $ (20.4)    $(537.2)
Administrative and general expenses............................     (.4)        (.3)        (.4)
Other income (expense):
  Interest expense.............................................   (92.1)      (86.1)     (115.8)
  Other income.................................................                             1.2
                                                                 ------     -------     -------
Net income (loss)..............................................  $ 60.3     $(106.8)    $(652.2)
                                                                 ======     =======     =======

The accompanying notes to condensed financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                                   SCHEDULE I

              CONDENSED STATEMENTS OF CASH FLOWS -- PARENT COMPANY
                            (IN MILLIONS OF DOLLARS)

                                                                         DECEMBER 31,
                                                                -------------------------------
                                                                 1995        1994        1993
                                                                -------     -------     -------
Cash flows from operating activities:
  Net income (loss)...........................................  $  60.3     $(106.8)    $(652.2)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used for) operating activities:
       Equity in (income) loss of KACC........................   (152.8)       20.4       537.2
       Accrued interest on intercompany notes payable to
          KACC................................................     92.1        86.1       115.8
       Increase (decrease) in other liabilities...............       .2          .3        (1.0)
                                                                -------     -------     -------
            Net cash used for operating activities............      (.2)                    (.2)
                                                                -------     -------     -------
Cash flows from investing activities:
  Investment in KACC..........................................     (1.2)      (66.9)      (81.5)
                                                                -------     -------     -------
            Net cash used for investing activities............     (1.2)      (66.9)      (81.5)
                                                                -------     -------     -------
Cash flows from financing activities:
  Dividends paid..............................................    (20.8)      (14.8)       (6.3)
  Capital stock issued........................................      1.2       100.1       119.3
  Intercompany note issued by KACC -- net.....................     15.5       (13.2)      (31.5)
                                                                -------     -------     -------
            Net cash (used for) provided by financing
               activities.....................................     (4.1)       72.1        81.5
                                                                -------     -------     -------
Net (decrease) increase in cash and cash equivalents during
  the year....................................................     (5.5)        5.2         (.2)
Cash and cash equivalents at beginning of year................      5.7          .5          .7
                                                                -------     -------     -------
Cash and cash equivalents at end of year......................  $    .2     $   5.7     $    .5
                                                                =======     =======     =======
Supplemental disclosure of non-cash investing activities:
  Non-cash investment in KACC.................................  $   9.9                 $  15.0

The accompanying notes to consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                                   SCHEDULE I

           NOTES TO CONDENSED FINANCIAL STATEMENTS -- PARENT COMPANY

1. BASIS OF PRESENTATION

     The accompanying parent company financial statements of Kaiser Aluminum Corporation ("Kaiser") should be read in conjunction with the 1995 consolidated financial statements of Kaiser and Subsidiary Companies.

     Kaiser is a holding company and conducts its operations through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"), which is reported herein using the equity method of accounting.

2. INTERCOMPANY NOTE PAYABLE

     The Intercompany Note to KACC was amended in July 1993 to decrease the fixed interest rate from 13% to 6 5/8%. No interest or principal payments are due until December 31, 2000, after which interest and principal will be payable over a 15-year term pursuant to a predetermined schedule.

3. RESTRICTED NET ASSETS

     The investment in KACC is substantially unavailable to Kaiser pursuant to the terms of certain debt instruments. The obligations of KACC in respect of the credit facilities under the 1994 Credit Agreement are guaranteed by Kaiser and by all significant subsidiaries of KACC. See Note 4 of the Notes to Consolidated Financial Statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                      QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                    QUARTER ENDED
                                                 ----------------------------------------------------
                                                 MARCH 31    JUNE 30     SEPTEMBER 30     DECEMBER 31
                                                 --------    -------     ------------     -----------
                                                    (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)
1995
  Net sales....................................   $513.0      $583.4        $550.3          $ 591.1
  Operating income.............................     32.6        63.6          53.2             61.2
  Net income...................................      3.5        23.3          12.5             21.0
  Earnings (loss) per common and common
     equivalent share:
     Primary...................................     (.03)(1)     .31           .13              .26
     Fully diluted.............................                                .14
  Common stock market price:
     High......................................       11 7/8      14            21               15 3/4
     Low.......................................       10 1/8      10 1/2        13 7/8           10 3/4
1994
  Net sales....................................   $415.1      $459.5        $461.1          $ 445.8
  Operating loss...............................     25.6        14.2           6.9              9.5
  Loss before extraordinary loss...............     29.3        23.6          20.8             27.7(2)
  Extraordinary loss -- net....................      5.4
  Net loss.....................................     34.7        23.6          20.8             27.7(2)
  Per common and common equivalent share:
     Loss before extraordinary loss............      .58         .50           .45              .57
     Extraordinary loss -- net.................      .09
     Net loss..................................      .67         .50           .45              .57
  Common stock market price:
     High......................................       12 1/2      10 1/2        11 5/8           12 3/8
     Low.......................................        9           8 1/4         9 1/2            9 3/4

---------------
(1) After deduction of $5.3 dividends on preferred stock from net income.

(2) Includes pre-tax charges of approximately $10.3, principally related to establishing additional litigation and environmental reserves in the fourth quarter of 1994.

                KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                            CONSOLIDATED BALANCE SHEETS
                              (IN MILLIONS OF DOLLARS)

                                                                      SEPTEMBER 30,  DECEMBER 31,
                                                                          1996          1995
                                                                      -------------  ------------
                                                                         (UNAUDITED)
                                    ASSETS
Current assets:
  Cash and cash equivalents............................................  $  21.6      $  21.9
  Receivables..........................................................    261.6        308.6
  Inventories..........................................................    545.5        525.7
  Prepaid expenses and other current assets............................    111.7         76.6
                                                                        --------     --------
     Total current assets..............................................    940.4        932.8
Investments in and advances to unconsolidated affiliates...............    174.6        178.2
Property, plant, and equipment -- net..................................  1,126.4      1,109.6
Deferred income taxes..................................................    284.7        269.1
Other assets...........................................................    343.1        323.5
                                                                        --------     --------
          Total........................................................ $2,869.2     $2,813.2
                                                                        ========     ========

                   LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $ 160.5      $ 184.5
  Accrued interest.....................................................     13.6         32.0
  Accrued salaries, wages, and related expenses........................     64.9        105.3
  Accrued postretirement medical benefit obligation -- current
     portion...........................................................     46.8         46.8
  Other accrued liabilities............................................    151.7        129.4
  Payable to affiliates................................................     95.6         94.2
  Long-term debt -- current portion....................................      8.9          8.9
                                                                        --------     --------
     Total current liabilities.........................................    542.0        601.1
Long-term liabilities..................................................    558.3        548.5
Accrued postretirement medical benefit obligation......................    727.7        734.0
Long-term debt.........................................................    858.4        749.2
Minority interests.....................................................    119.4        122.7
Stockholders' equity:
  Preferred stock......................................................       .4           .4
  Common stock.........................................................       .7           .7
  Additional capital...................................................    530.8        530.3
  Accumulated deficit..................................................   (454.7)      (459.9)
  Additional minimum pension liability.................................    (13.8)       (13.8)
                                                                        --------     --------
     Total stockholders' equity........................................     63.4         57.7
                                                                        --------     --------
          Total........................................................ $2,869.2     $2,813.2
                                                                        ========     ========

      The accompanying notes to interim consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                       STATEMENTS OF CONSOLIDATED INCOME
                                  (UNAUDITED)
               (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                          NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                         --------------------
                                                                          1996         1995
                                                                         -------      -------
Net sales.............................................................. $1,652.1     $1,646.7
                                                                        --------     --------
Costs and expenses:
  Cost of products sold................................................  1,394.8      1,329.8
  Depreciation.........................................................     72.5         71.1
  Selling, administrative, research and development, and general.......     97.4         96.4
                                                                        --------     --------
     Total costs and expenses..........................................  1,564.7      1,497.3
                                                                        --------     --------
Operating income.......................................................     87.4        149.4
Other income (expense):
  Interest expense.....................................................    (68.3)       (71.3)
  Other -- net.........................................................      3.0         (9.8)
                                                                        --------     --------
Income before income taxes and minority interests......................     22.1         68.3
Provision for income taxes.............................................     (8.4)       (24.6)
Minority interests.....................................................     (2.2)        (4.4)
                                                                        --------     --------
Net income.............................................................     11.5         39.3
Dividends on preferred stock...........................................     (6.3)       (15.5)
                                                                        --------     --------
Net income available to common shareholders............................ $    5.2     $   23.8
                                                                        ========     ========
Earnings per common and common equivalent share:
  Primary.............................................................. $    .07     $    .40
                                                                        ========     ========
  Fully diluted........................................................               $   .46
                                                                                      =======
Weighted average common and common equivalent shares outstanding (000):
     Primary...........................................................   71,843       59,015
     Fully diluted.....................................................                71,613

      The accompanying notes to interim consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                                  (UNAUDITED)
                            (IN MILLIONS OF DOLLARS)

                                                                            NINE MONTHS ENDED
                                                                              SEPTEMBER 30,
                                                                            ------------------
                                                                             1996        1995
                                                                            ------      ------
Cash flows from operating activities:
  Net income..............................................................  $ 11.5      $ 39.3
  Adjustments to reconcile net income to net cash provided by (used for)
     operating activities:
     Depreciation.........................................................    72.5        71.1
     Amortization of excess investment over equity in net assets of
      unconsolidated affiliates...........................................     8.7         8.7
     Amortization of deferred financing costs and discount on long-term
      debt................................................................     4.1         4.1
     Equity in income of unconsolidated affiliates........................    (7.5)      (17.2)
     Minority interests...................................................     2.2         4.4
     Decrease (increase) in receivables...................................    41.0       (86.6)
     Increase in inventories..............................................   (19.8)      (62.6)
     (Increase) decrease in prepaid expenses and other assets.............   (38.1)       70.5
     Decrease in accounts payable.........................................   (24.1)       (5.2)
     Decrease in accrued interest.........................................   (18.4)      (18.0)
     (Decrease) increase in payable to affiliates and accrued
      liabilities.........................................................   (23.1)       12.3
     Decrease in accrued and deferred income taxes........................   (18.6)       (8.5)
     Other................................................................     4.6         7.8
                                                                            ------      ------
       Net cash (used for) provided by operating activities...............    (5.0)       20.1
                                                                            ------      ------
Cash flows from investing activities:
  Net proceeds from disposition of property and investments...............     1.6         6.9
  Expenditures for property, plant, and equipment.........................   (90.8)      (44.2)
  Investments in unconsolidated affiliates................................     (.3)       (9.0)
  Redemption fund for minority interests' preference stock................    (1.3)        (.2)
                                                                            ------      ------
       Net cash used for investing activities.............................   (90.8)      (46.5)
                                                                            ------      ------
Cash flows from financing activities:
  Borrowings (repayments) under revolving credit facility, net............   118.1        55.6
  Repayments of long-term debt............................................    (9.0)       (8.5)
  Incurrence of financing costs...........................................                 (.8)
  Dividends paid..........................................................    (8.4)      (18.7)
  Capital stock issued....................................................                 1.2
  Redemption of minority interests' preference stock......................    (5.2)       (8.8)
                                                                            ------      ------
     Net cash provided by financing activities............................    95.5        20.0
                                                                            ------      ------
Net decrease in cash and cash equivalents during the period...............     (.3)       (6.4)
Cash and cash equivalents at beginning of period..........................    21.9        17.6
                                                                            ------      ------
Cash and cash equivalents at end of period................................  $ 21.6      $ 11.2
                                                                            ======      ======
Supplemental disclosure of cash flow information:
  Interest paid, net of capitalized interest..............................  $ 82.7      $ 85.2
  Income taxes paid.......................................................    22.4        26.6
  Tax allocation payments to MAXXAM Inc...................................     1.1

      The accompanying notes to interim consolidated financial statements are an integral part of these statements.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
         (IN MILLIONS OF DOLLARS, EXCEPT PRICES AND PER SHARE AMOUNTS)

1. GENERAL

     Kaiser Aluminum Corporation (the "Company") is a subsidiary of MAXXAM Inc. ("MAXXAM"). MAXXAM owns approximately 62% of the Company's common stock, assuming the conversion of each outstanding share of 8.255% PRIDES, Convertible Preferred Stock (the "PRIDES"), into one share of the Company's common stock, with the remaining approximately 38% publicly held. The Company operates through its subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC").

     The foregoing unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles for complete financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 1995. In the opinion of management, the unaudited interim consolidated financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods presented.

     Operating results for the nine month period ended September 30, 1996, are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

2. INVENTORIES

     The classification of inventories is as follows:

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1996            1995
                                                               -----------     ----------
    Finished fabricated aluminum products.....................   $ 108.4         $ 91.5
    Primary aluminum and work in process......................     190.0          195.9
    Bauxite and alumina.......................................     122.5          119.6
    Operating supplies and repair and maintenance parts.......     124.6          118.7
                                                                  ------         ------
              Total...........................................   $ 545.5         $525.7
                                                                  ======         ======

     Substantially all product inventories are stated at last-in, first-out
(LIFO) cost, not in excess of market. Replacement cost is not in excess of LIFO cost.

3. EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

     Primary -- Earnings per common and common equivalent share are computed by deducting preferred stock dividends from net income in order to determine net income available to common shareholders. This amount is then divided by the weighted average number of common and common equivalent shares outstanding during the period. The impact of outstanding stock options on the weighted average number of common and common equivalent shares for the nine months ended September 30, 1995 and 1996, was immaterial.

     Fully Diluted -- The PRIDES were excluded from the calculation of the weighted average number of common and common equivalent shares outstanding for all periods presented because they were antidilutive. For the nine months ended September 30, 1995, dividends of $9.1, attributable to the Company's Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares") which were exchanged for approximately 13.1 million shares of the Company's common stock and certain cash payments on September 19, 1995, have not been deducted from net income and the weighted average number of common and

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

         (IN MILLIONS OF DOLLARS, EXCEPT PRICES AND PER SHARE AMOUNTS)

common equivalent shares outstanding have been adjusted to reflect the shares of common stock issued in the exchange as if they had been outstanding for the entire period. As a result of the conversion of the Series A Shares, fully diluted earnings per share for the 1995 period is presented even though the results are antidilutive.

4. CONTINGENCIES

     Environmental Contingencies -- The Company and KACC are subject to a number of environmental laws, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA"), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

     Based upon the Company's evaluation of these and other environmental matters, the Company has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. At September 30, 1996, the balance of such accruals, which is primarily included in Long-term liabilities, was $32.9. These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation action to be taken. The Company expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $2.0 to $10.0 for the years 1996 through 2000 and an aggregate of approximately $7.0 thereafter.

     As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $26.5 and that the factors upon which a substantial portion of this estimate is based are expected to be resolved in early 1997. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

     Asbestos Contingencies -- KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At September 30, 1996, the number of such lawsuits pending was approximately 75,900, as compared to 59,700 at December 31, 1995. During the year 1995, approximately 41,700 of such claims were received and 7,200 were settled or dismissed. During the nine months ended September 30, 1996, approximately 20,000 of such claims were received and 3,800 were settled or dismissed.

     Based on past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs, and the Company's actual costs could exceed these estimates. The Company's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

         (IN MILLIONS OF DOLLARS, EXCEPT PRICES AND PER SHARE AMOUNTS)

of Wharton Levin Ehrmantraut Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an estimated asbestos-related cost accrual of $160.0, before consideration of insurance recoveries, is included primarily in Long-term liabilities at September 30, 1996. The Company estimates that annual future cash payments in connection with such litigation will be approximately $13.0 to $20.0 for each of the years 1996 through 2000, and an aggregate of approximately $78.0 thereafter through 2008. While the Company does not presently believe there is a reasonable basis for estimating such costs beyond 2008 and, accordingly, no accrual has been recorded for such costs which may be incurred beyond 2008, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial.

     A substantial portion of the asbestos-related claims that were filed and served on KACC during 1995 and 1996 were filed in Texas. KACC has been advised by its counsel that, although there can be no assurance, the increase in pending claims may have been attributable in part to tort reform legislation in Texas. Although asbestos-related claims are currently exempt from certain aspects of the Texas tort reform legislation, management has been advised that efforts to remove the asbestos-related exemption in the tort reform legislation, relating to the doctrine of forum non conveniens, as well as other developments in the legislative and legal environment in Texas, may be responsible for the accelerated pace of new claims experienced in late 1995 and its continuance in 1996, albeit at a somewhat reduced rate.

     The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. The Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $142.3, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at September 30, 1996.

     Management continues to monitor claims activity, the status of the lawsuits (including settlement initiatives), legislative progress, and costs incurred in order to ascertain whether an adjustment to the existing accruals should be made to the extent that historical experience may differ significantly from the Company's underlying assumptions. While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of the asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

     Other Contingencies -- The Company and KACC are involved in various other claims, lawsuits, and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

5. DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED HEDGING PROGRAMS

     The Company's earnings are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

         (IN MILLIONS OF DOLLARS, EXCEPT PRICES AND PER SHARE AMOUNTS)

products sold. KACC enters into primary aluminum hedging transactions from time to time in the normal course of business. Primary aluminum hedging transactions are designed to mitigate the Company's exposure to declines in the market price of primary aluminum, while retaining the ability to participate in favorable environments that may materialize. KACC has employed strategies which include forward sales and purchases of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. At September 30, 1996, KACC had sold forward, at fixed prices, approximately 69,000 and 93,600 tons* of primary aluminum in excess of its projected internal fabrication requirements for 1997 and 1998, respectively, and had purchased put options to establish a minimum price for 66,000 and 45,000 tons of such 1997 and 1998 surplus, respectively. During October 1996, KACC purchased put options to establish a minimum price for an additional 126,000 tons of primary aluminum in excess of its projected 1997 internal fabrication requirements and entered into options contracts that established a price range for an additional 48,000 tons of the Company's 1998 surplus.

     In addition, at September 30, 1996, KACC had sold forward approximately 73% and 85% of the alumina available to it in excess of its projected internal smelting requirements for 1997 and 1998, respectively. Virtually all of such 1997 and 1998 sales were made at prices indexed to future prices of primary aluminum.

     From time to time, KACC also enters into forward purchase and option transactions to limit its exposure to increases in natural gas and fuel oil costs. As of September 30, 1996, KACC had option contracts for the purchase of approximately 40,000 MMBtu of natural gas per day during the first quarter of 1997, and a combination of fixed price purchase and option contracts for 20,000 MMBtu of natural gas per day for the period April 1997 to December 1998. At September 30, 1996, KACC also held option contracts for 54,000 barrels of fuel oil per month for the period January 1997 through December 1998.

     KACC also enters into hedging transactions in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates. At September 30, 1996, KACC had net forward foreign exchange contracts totaling approximately $81.6 for the purchase of 110.0 Australian dollars from January 1997 through June 1998, in respect of its commitments for 1997 and 1998 expenditures denominated in Australian dollars.

     At September 30, 1996, the net unrealized gain on KACC's position in aluminum forward sales and option contracts, based on an average price of $1,481 per ton ($.67 per pound) of primary aluminum, natural gas and fuel oil forward purchase and option contracts, and forward foreign exchange contracts, was approximately $46.4.

     See Note 9 of the Notes to Consolidated Financial Statements for the year ended December 31, 1995.

6. SUBSEQUENT EVENTS

     On October 23, 1996, (the "Issuance Date"), KACC completed an offering (the "Offering") of $175.0 principal amount of 10 7/8% Senior Notes due 2006 (the
"10 7/8% Senior Notes") at 99.5% of their principal amount to yield 10.96% at maturity. The 10 7/8% Senior Notes were not registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The 10 7/8% Senior Notes rank pari passu with outstanding indebtedness under KACC's Credit Agreement dated as of February 15, 1994, as amended (the "Credit Agreement") and KACC's 9 7/8% Senior Notes due 2002 (the 9 7/8% Senior Notes) in right and priority of payment and are guaranteed on a senior, unsecured basis by certain of the Company's subsidiaries (the "Subsidiary Guarantors"). Net proceeds from the Offering on the Issuance Date, after estimated expenses, were approximately $168.9, of which $91.7 were utilized to reduce the outstanding borrowings under the revolving credit facility of

---------------

* All references to tons in this report refer to metric tons of 2,204.6 pounds.

              KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

         (IN MILLIONS OF DOLLARS, EXCEPT PRICES AND PER SHARE AMOUNTS)

the Credit Agreement to zero. The remaining net proceeds (approximately $77.2) were invested in short-term investments pending their application for working capital and general corporate purposes, including capital projects. Pursuant to an agreement with the initial purchasers of the 10 7/8% Senior Notes, KACC and the Subsidiary Guarantors agreed to file a registration statement (the "Registration Statement") with the Securities & Exchange Commission within 30 days of the Issuance Date with respect to a registered offer to exchange the 10 7/8% Senior Notes for new notes with substantially identical terms (the "Exchange Offer"), and to use their reasonable best efforts to have the Registration Statement declared effective within 90 days of the Issuance Date and the Exchange Offer consummated within 130 days of the Issuance Date. The Exchange Offer will be made only by means of a prospectus.

     On a pro forma basis, at September 30, 1996, after giving effect to the Offering and the application of proceeds therefrom, the Company's total consolidated indebtedness would have increased from $867.3 to $910.2, borrowing capacity of $273.1 would have been available for use under the Credit Agreement and the Company would have had available additional cash proceeds from the Offering of $37.7.

     During October 1996, the Credit Agreement was amended to, among other things, provide for the Offering of the 10 7/8% Senior Notes discussed above and to modify certain of the financial covenants contained in the Credit Agreement.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR
SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN TO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES AS OF WHICH SUCH INFORMATION IS GIVEN.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information...................   2
Incorporation of Certain Documents by
  Reference.............................   2
The Company.............................   3
Risk Factors............................   6
Use of Proceeds.........................   9
Common Stock Price Range and Dividend
  Policy................................   9
Capitalization..........................  10
Selected Historical and Pro Forma
  Consolidated Financial Data...........  11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.........................  13
Business................................  22
Management..............................  41
Certain Transactions....................  47
Description of Preferred Stock..........  48
Description of Depositary Shares........  49
Description of Common Stock.............  52
Description of Warrants.................  52
Description of Capital Stock............  52
Plan of Distribution....................  54
Legal Matters...........................  56
Experts.................................  56

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                     KAISER
                                    ALUMINUM
                                  CORPORATION
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                                    WARRANTS

                             ----------------------

                                   PROSPECTUS

                             ----------------------

                                          , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses payable by the Company attributable to this offering, exclusive of underwriting discounts and commissions, are as follows:

    SEC registration fee...........................................  $
    *Printing and engraving........................................
    *Legal fees and expenses.......................................
    *Accounting fees and expenses..................................
    *Blue Sky fees and expenses (including counsel fees)...........
    *Warrant Agent's Fees..........................................
    *Miscellaneous.................................................
                                                                     -------
              Total................................................  $
                                                                     =======

---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director's duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Restated Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

     Reference also is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify its directors, officers, employees and agents in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director, officer, employee or agent is adjudged to be liable the corporation. Where a director, officer, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director, officer, employee or agent actually and reasonably incurred in connection therewith.

     The Registrant's Restated Certificate of Incorporation and By-laws provide for indemnification of directors, officers and employees of the Registrant to the fullest extent authorized by law.

     The Registrant has entered into indemnification agreements with certain of its directors and officers which provide that the Registrant will indemnify such individuals if and whenever they were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were a director, officer or employee of the Registrant of any of its subsidiaries, or are or were serving at the request of the Registrant or any of its subsidiaries as a director, officer, employee, agent or other official of another corporation, partnership, joint venture, trust, or other enterprise, against judgments, fines and amounts paid in settlement and reasonable expenses (including attorneys' fees) actually incurred by them in connection with such action, suit or proceeding except to the extent that (a) any judgments, fines, amounts paid in settlement and expenses are finally determined by a court of competent jurisdiction to have resulted from their gross negligence or bad faith in the performance of their duties (or, alternatively in the case of certain of the indemnification agreements, result from conduct which is finally determined by a court of competent jurisdiction to be knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct), (b) any amount is paid without the prior approval of the Registrant in settlement of a proceeding brought in the name and on behalf of the Registrant or another corporation, partnership, joint venture, trust or other enterprise for which they are or were serving at the request of the Registrant as a director, officer, employee, agent or other official, (c) such indemnification is otherwise prohibited by law, whether by statute, court decision or otherwise, or (d) reimbursement of such expenses has actually been made pursuant to insurance policies maintained by the Registrant for their benefit. For these purposes, service at the request of the Registrant with respect to an "other enterprise" includes service with respect to any employee benefit plan. The agreements further provide for the advancement of expenses incurred in defending any such action, suit or proceeding upon receipt of a repayment undertaking if it is ultimately determined that such individuals are not entitled to be indemnified or to the extent they recover such expenses from others pursuant to insurance or otherwise.

     The Registrant may terminate the agreements on 90 days' prior written notice to such individuals, but the indemnification provided by the agreements continues to apply to all actions taken or failed to be taken by such individuals prior to the expiration of the 90-day notice period notwithstanding such termination.

     Subject to certain limitations and exceptions, the Company has insurance coverage for losses by any person who is or hereafter may be a director or officer of the Company arising from claims against that person for any wrongful act in his capacity as a director or officer of the Company of any of its subsidiaries. The policy also provides for reimbursement to the Company for indemnification given by the Company pursuant to common or statutory law or its certificate or incorporation or by-laws to any such person arising from any such claims.

     The foregoing discussion is qualified in its entirety by reference to the DGCL and the Registrant's Restated Certificate of Incorporation and By-laws, and the referenced indemnification agreements.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                        DESCRIPTION
------     ----------------------------------------------------------------------------------
  4.1      Restated Certificate of Incorporation of Kaiser Aluminum Corporation (the
           "Company"), dated February 21, 1991 (incorporated by reference to Exhibit 3.1 to
           Amendment No. 2 to the Registration Statement on Form S-1, dated June 11, 1991, filed by the Company, Registration No. 33-37895).
  4.2      By-laws of the Company, amended as of February 26, 1991 (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Registration Statement on Form S-1, dated
           June 11, 1991, filed by the Company, Registration No. 33-37895).
 *4.3      Form of Deposit Agreement (including Form of Depositary Receipt).
 *4.4      Form of Preferred Stock Warrant Agreement (including form of Preferred Stock
           Warrant Certificate).
 *4.5      Form of Common Stock Warrant Agreement (including form of Common Stock Warrant
           Certificate).
 *5        Opinion of Anthony R. Pierno, Vice President and General Counsel of the Company,
           with respect to the Securities being registered hereunder.
 12        Computation of Consolidated Ratio of Earnings to Combined Fixed Charges and
           Preferred Stock Dividends.
 23.1      Consent of Arthur Andersen LLP.
 23.2      Consent of Wharton Levin Ehrmantraut Klein & Nash, P.A.
 23.3      Consent of Thelen, Marrin, Johnson & Bridges.
*23.4      Consent of Anthony R. Pierno, Vice President and General Counsel of the Company
           (contained in Exhibit 5).
 24        Power of Attorney (on signature page).

---------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission (the "Commission") by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

     (2) That for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 15, 1996.

                                          KAISER ALUMINUM CORPORATION

                                          By:  /s/  GEORGE T. HAYMAKER, JR.
                                            ------------------------------------
                                                  George T. Haymaker, Jr.
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints A. R. Pierno and B. L. Wade his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

                SIGNATURE                               TITLE                      DATE
------------------------------------------  ------------------------------  -------------------

       /s/  GEORGE T. HAYMAKER, JR.         Chairman of the Board and         November 15, 1996
------------------------------------------  Chief Executive Officer
         George T. Haymaker, Jr.            (Principal Executive Officer)


           /s/  JOHN T. LA DUC              Vice President and Chief          November 15, 1996
------------------------------------------  Financial Officer (Principal
              John T. La Duc                Financial Offer)


         /s/  ARTHUR S. DONALDSON           Controller (Principal             November 15, 1996
------------------------------------------  Accounting Officer)
           Arthur S. Donaldson


        /s/  ROBERT J. CRUIKSHANK           Director                          November 15, 1996
------------------------------------------
           Robert J. Cruikshank


            /s/  EZRA G. LEVIN              Director                          November 15, 1996
------------------------------------------
              Ezra G. Levin


          /s/  ROBERT J. PETRIS             Director                          November 15, 1996
------------------------------------------
             Robert J. Petris


         /s/  CHARLES E. HURWITZ            Director                          November 15, 1996
------------------------------------------
            Charles E. Hurwitz


            /s/  ROBERT MARCUS              Director                          November 15, 1996
------------------------------------------
              Robert Marcus

                               INDEX OF EXHIBITS

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                   DESCRIPTION                                     PAGE
------     ------------------------------------------------------------------------  ------------
   4.1     Restated Certificate of Incorporation of Kaiser Aluminum Corporation
           (the "Company"), dated February 21, 1991 (incorporated by reference to
           Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form
           S-1, dated June 11, 1991, filed by the Company, Registration No.
           33-37895).
   4.2     By-laws of the Company, amended as of February 26, 1991 (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Registration
           Statement on Form S-1, dated June 11, 1991, filed by the Company,
           Registration No. 33-37895).
  *4.3     Form of Deposit Agreement (including Form of Depository Receipt).
  *4.4     Form of Preferred Stock Warrant Agreement (including form of Preferred
           Stock Warrant Certificate).
  *4.5     Form of Common Stock Warrant Agreement (including form of Common Stock
           Warrant Certificate).
  *5       Opinion of Anthony R. Pierno, Vice President and General Counsel of the
           Company, with respect to the Securities being registered hereunder.
  12       Computation of Consolidated Ratio of Earnings to Combined Fixed Charges
           and Preferred Stock Dividends.
  23.1     Consent of Arthur Andersen LLP.
  23.2     Consent of Wharton Levin Ehrmantraut Klein & Nash, P.A.
  23.3     Consent of Thelen, Marrin, Johnson & Bridges.
 *23.4     Consent of Anthony R. Pierno, Vice President and General Counsel of the
           Company (contained in Exhibit 5).
  24       Power of Attorney (on signature page).

---------------
* To be filed by amendment.